As filed with the Securities and Exchange Commission on April 30, 2003
Registration No. 333-89428

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO
FORM F-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

(Exact name of Registrant as specified in its charter)
ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Translation of Registrant’s name into English)

Republic of China	3674	Not Applicable
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 26 Chin Third Road Nantze Export Processing Zone Nantze, Kaohsiung, Taiwan Republic of China (8867) 361-7131	(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Show-Mao Chen, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong 852-2533-3300	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong 852-2826-8688

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 30, 2003.

Advanced Semiconductor Engineering, Inc.
(Incorporated as a company limited by shares in the Republic of China)

28,757,600
American Depositary Shares
Representing
143,788,000 Common Shares

       This is a global offering of 28,757,600 American depositary shares, or ADSs, of Advanced Semiconductor Engineering, Inc., or ASE Inc. The selling shareholders named on page 34 are selling all of the ADSs being offered in this offering. ASE Inc. will receive all of the net proceeds from the sale of ADSs in this offering by the selling shareholders. ASE Inc. will also receive all of the net proceeds from the sale of additional ADSs by one of the selling shareholders, if the underwriters’ overallotment option is exercised. The ADSs are not being offered in the Republic of China. Each ADS represents five common shares, par value NT$10 per share, of ASE Inc. The ADSs are evidenced by American depositary receipts, or ADRs.

       Our ADSs are listed on the New York Stock Exchange under the symbol “ASX”. The last reported sale price of our ADSs on the New York Stock Exchange on April 29, 2003 was US$2.69 per ADS. ASE Inc.’s outstanding common shares are listed on the Taiwan Stock Exchange under the symbol “2311”. The closing price of the common shares on the Taiwan Stock Exchange on April 29, 2003 was NT$18.1 per share, which is equivalent to approximately US$0.52, assuming an exchange rate of NT$34.89 = US$1.00.

       See “Risk Factors” beginning on page 13 to read about factors you should consider before buying the ADSs.

       Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial price to public	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

       ASE Capital Inc. has granted the underwriters an option exercisable within 30 days from the date of this prospectus to purchase up to an additional 4,000,000 ADSs at the initial price to public less the underwriting discount, solely to cover overallotments, if any.

       The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on                , 2003.

Goldman Sachs International

Prospectus dated                     , 2003.

PROSPECTUS SUMMARY
Business
The Offering
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE INFORMATION FOR OUR COMMON SHARES
MARKET PRICE INFORMATION FOR OUR ADSs
DIVIDENDS AND DIVIDEND POLICY
EXCHANGE RATES
CAPITALIZATION
SELLING SHAREHOLDERS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
COMMON SHARES ELIGIBLE FOR FUTURE SALE
TAXATION
UNDERWRITING
ENFORCEABILITY OF CIVIL LIABILITIES
VALIDITY OF SECURITIES
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands, Except Share Data)
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In Thousands, Except Per Share and ADS Data)
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (In Thousands)
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000, 2001 and 2002 (Amounts in Thousands, Unless Otherwise Stated)
THE SECURITIES MARKETS OF THE ROC
FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN THE ROC
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS
Ex-23.1 Consent of T.N. Soong & Co.
Ex-99.1 Co-Building & Sale Agmt dtd Jan 27, 2000
Ex-99.2 Co-Building & Sale Agmt dtd April 17, 2003

       These securities may not be offered or sold, directly or indirectly, in the Republic of China, except as permitted by applicable laws of the Republic of China.

       The ADSs may only be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of this offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

       In connection with this offering, Goldman Sachs International or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the ADSs and, subject to applicable laws of the Republic of China, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there may be no obligation on Goldman Sachs International or its agent to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting”.

       Unless otherwise specified, the information contained herein assumes that the underwriters’ overallotment option has not been exercised. All references contained herein to the common shares outstanding include common shares held by our consolidated subsidiaries, unless otherwise specified.

PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the discussion of the risks of investing in our ADSs under “Risk Factors”, before deciding to buy our ADSs.

Business

       We are one of the world’s largest independent providers of semiconductor packaging services and, together with our subsidiary ASE Test Limited, or ASE Test, the world’s largest independent provider of semiconductor testing services. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We offer packaging and testing services on both stand-alone and turnkey bases. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers.

       We believe that we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications because of:

•	our ability to provide a broad range of advanced semiconductor packaging and testing services on a large scale turnkey basis;

•	our expertise in developing and providing advanced packaging and testing technologies and solutions;

•	our scale of operations and financial position, which enable us to make significant investments in capacity expansion and research and development as well as to make selective acquisitions;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•	our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, the world’s largest dedicated semiconductor foundry.

       We believe that the trend for semiconductor companies to outsource their packaging and testing requirements is accelerating as semiconductor companies increasingly rely on independent providers of foundry and advanced packaging and testing services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking independent packaging and testing companies that can provide turnkey services in order to reduce time-to-market. We believe that our expertise and scale in advanced technology and our ability to integrate our broad range of solutions into turnkey services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

       We believe that we have benefited, and will continue to benefit, from our geographic location in Taiwan. Taiwan is currently the largest center for outsourced semiconductor manufacturing in the world and, in addition, has a high concentration of electronics manufacturing service providers, which are the end users of our customers’ products. Our close proximity to foundries and other providers of complementary semiconductor manufacturing services is attractive to our customers who wish to take advantage of the efficiencies of a total semiconductor manufacturing solution by outsourcing several stages of their manufacturing requirements. Our close proximity to end users of our customers’ products is attractive to our customers who wish to take advantage of the logistical efficiencies of direct shipment services that we offer. We believe that, as a result, we are well positioned to meet the advanced semiconductor engineering requirements of our customers.

       We have a global base of over 200 customers, including:

• Advanced Micro Devices, Inc.	• NVIDIA Corporation
• Altera Corporation	• ON Semiconductor Corp.
• ATI Technologies Inc.	• Qualcomm Incorporated
• Conexant Systems, Inc.	• RF Micro Devices, Inc.
• IBM Corporation	• Silicon Integrated Systems Corp.
• Koninklijke Philips Electronics N.V.	• STMicroelectronics N.V.
• LSI Logic Corporation	• VIA Technologies, Inc.
• Motorola, Inc.

Strategy

       Our objective is to provide leading-edge semiconductor packaging and testing services which set industry standards and to lead and facilitate the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

•	maintain our focus on providing a complete range of semiconductor packaging and testing services;

•	continue to focus on advanced technological, processing and materials capabilities;

•	strategically expand production capacity;

•	continue to leverage our presence in key centers of semiconductor and electronics manufacturing; and

•	strengthen and develop strategic relationships with providers of complementary manufacturing services.

Our Corporate Structure

       The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of March 31, 2003. The following chart does not include wholly-owned intermediate holding companies.

(1)	The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”. The ADSs of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

(2)	The ordinary shares of ASE Test Limited are quoted for trading on the Nasdaq National Market under the symbol “ASTSF”. ASE Test’s Taiwan depositary shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.

(3)	The common shares of Universal Scientific Industrial Co., Ltd. are listed on the Taiwan Stock Exchange under the symbol “2350”.

(4)	The common shares of Hung Ching Development & Construction Co. Ltd. are listed on the Taiwan Stock Exchange under the symbol “2527”.

(5)	The remaining shares of ASE Material Inc. are owned by the management and employees of ASE Material Inc., the management and employees of ASE Inc. and its affiliates, as well as a strategic investor.

       We are incorporated under the laws of the Republic of China. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China and our telephone number at the above address is (8867) 361-7131.

The Offering

       The following information assumes that the underwriters do not exercise the overallotment option granted by ASE Capital Inc., or ASE Capital, a wholly-owned subsidiary of ASE Inc., unless otherwise indicated. Please see “Underwriting”.

Offering price	US$ per ADS

Selling shareholders	The selling shareholders are ASE Investment Inc., or ASE Investment, and ASE Capital, both of which are our wholly-owned subsidiaries. If the underwriters’ option to purchase additional ADSs is exercised, ASE Capital will also sell additional ADSs in this offering.

ADSs offered by the selling shareholders	28,757,600 ADSs

ADSs outstanding as of March 31, 2003	10,323,893 ADSs

Common shares outstanding after this offering	3,254,800,000 common shares

ADS : common share ratio	1 : 5

Overallotment option	ASE Capital has granted the underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an additional 4,000,000 ADSs, solely to cover overallotments, if any.

Trading market for the common shares	The only trading market for the common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange since 1989 under the symbol “2311”.

New York Stock Exchange symbol for ADSs	“ASX”

Use of proceeds	We will receive all of the net proceeds from the sale of ADSs by the selling shareholders, which will be approximately US$70.7 million (assuming an offering price of US$2.69 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on April 29, 2003), after we deduct underwriting and estimated offering expenses. If the underwriters’ overallotment option is exercised in full, we will receive all of the net proceeds from the sale of 4,000,000 additional ADSs by ASE Capital, which will be approximately US$10.0 million (assuming an offering price of US$2.69 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on April 29, 2003), after we deduct underwriting and estimated offering expenses. We intend to use the net proceeds to reduce or retire our indebtedness and for working capital and general corporate purposes. See “Use of Proceeds”.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2003. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

       The summary consolidated income statement data and cash flow data for the years ended December 31, 2000, 2001 and 2002 and the summary consolidated balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited consolidated financial statements included in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. These consolidated financial statements have been audited by T.N. Soong & Co., independent public auditors, an associate member firm of Deloitte Touche Tohmatsu. The summary consolidated income statement data and cash flow data for the years ended December 31, 1998 and 1999 and the summary consolidated balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from our audited consolidated financial statements not included in this prospectus. These consolidated financial statements have been audited by T.N. Soong & Co., independent public auditors, an associate member firm of Deloitte Touche Tohmatsu. The consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differ in some material respects from US GAAP. Please see notes 26 and 27 to our consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these consolidated financial statements.

	Year Ended and as of December 31,

	1998	1999	2000	2001	2002	2002

	NT$	NT$	NT$	NT$	NT$	US$

	(in millions, except share, ADS and earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues	20,762.4	32,609.6	50,893.4	38,367.8	45,586.8	1,313.7
Cost of revenues	(15,468.1)	(23,959.6)	(35,567.3)	(32,957.0)	(38,492.2)	(1,109.2)

Gross profit	5,294.3	8,650.0	15,326.1	5,410.8	7,094.6	204.5
Total operating expenses	(2,453.4)	(3,801.4)	(5,449.0)	(5,872.9)	(7,779.8)	(224.2)

Operating income (loss)	2,840.9	4,848.6	9,877.1	(462.1)	(685.2)	(19.7)
Net non-operating income (expense)	(859.6)	4,213.8	(1,473.5)	(2,523.4)	(2,024.5)	(58.4)
Income tax benefit (expense)	150.8	(459.5)	(1,065.8)	199.2	1,140.3	32.9
Income before acquisition	—	(65.1)	—	—	—	—
Extraordinary loss	—	—	—	(144.6)	(34.6)	(1.0)
Minority interest in net loss (income) of subsidiary	(528.1)	(743.1)	(1,500.6)	788.7	1,733.0	49.9

Net income (loss)	1,604.0	7,794.7	5,837.2	(2,142.2)	129.0	3.7

Earnings per common share:
Basic(1)	0.51	2.49	1.84	(0.66)	0.04	0.00
Diluted(1)	0.49	2.45	1.80	(0.66)	0.04	0.00
Dividends per common share(2)	7.20	1.07	3.15	1.70
Earnings per pro forma equivalent ADS:
Basic(1)	2.56	12.43	9.22	(3.29)	0.21	0.01
Diluted(1)	2.43	12.27	9.01	(3.29)	0.21	0.01
Number of common shares(3)	3,135,196,466	3,135,196,466	3,166,809,827	3,254,800,000	3,090,678,225	3,090,678,225
Number of pro forma equivalent ADSs	627,039,293	627,039,293	633,361,965	650,960,000	618,135,645	618,135,645
Balance Sheet Data:
Current assets:
Cash and cash equivalents	8,173.9	11,809.1	14,166.5	11,770.7	10,381.9	299.2
Short-term investments	647.2	216.3	1,682.7	4,601.2	2,038.0	58.7
Notes and accounts receivable	3,636.7	7,463.4	9,260.6	7,126.1	8,998.5	259.3
Inventories	1,744.8	2,449.7	3,246.3	2,768.4	3,131.7	90.3
Other	771.9	1,411.8	2,431.6	3,383.2	2,481.7	71.5

Total	14,974.5	23,350.3	30,787.7	29,649.6	27,031.8	779.0
Long-term investments	7,317.0	9,674.4	10,712.2	9,530.4	6,566.7	189.3
Properties	20,356.8	38,107.5	60,566.2	60,555.1	63,088.9	1,818.1
Other assets	1,125.9	952.8	1,275.6	1,342.3	2,640.2	76.1
Consolidated debits	3,237.3	5,245.8	4,999.5	5,248.9	5,541.8	159.7

Total assets	47,011.5	77,330.8	108,341.2	106,326.3	104,869.4	3,022.2

Short-term bank borrowings/loans(4)	6,810.2	9,868.2	13,768.0	13,983.1	13,453.8	387.8
Long-term bank borrowings/loans(5)	12,235.0	24,551.5	25,976.9	30,674.3	30,553.7	880.5
Other liabilities and minority interest	6,091.5	12,854.1	24,927.1	19,722.6	21,431.2	617.6

Total liabilities and minority interest	25,136.7	47,273.8	64,672.0	64,380.0	65,438.7	1,885.9

Shareholders’ equity	21,874.8	30,057.0	43,669.2	41,946.3	39,430.7	1,136.3

	Year Ended and as of December 31,

	1998	1999	2000	2001	2002	2002

	NT$	NT$	NT$	NT$	NT$	US$

	(in millions, except share, ADS and earnings per share and per ADS data)
Other Data:
Net cash outflow from acquisition of fixed assets	(6,945.0)	(9,869.2)	(30,063.6)	(11,565.7)	(12,657.9)	(364.8)
Depreciation and amortization	3,237.2	5,554.4	8,593.8	11,127.3	12,286.3	354.1
Net cash inflow (outflow) from operations	5,194.2	7,017.2	17,459.9	11,578.4	11,313.8	326.0
Net cash inflow (outflow) from sale of investments	290.5	7,889.3	—	—	—	—
Net cash inflow (outflow) from investing activities(6)	(8,558.3)	(11,782.7)	(33,392.0)	(15,051.2)	(13,167.2)	(379.5)
Net cash inflow (outflow) from financing activities(7)	589.3	8,569.0	17,607.3	603.5	530.5	15.3
Segment Data:
Net revenues:
Packaging	16,867.4	24,523.0	38,028.8	28,898.2	35,515.4	1,023.5
Testing	3,131.3	7,793.2	12,768.4	9,459.2	10,060.6	289.9
Other	763.7	293.4	96.2	10.4	10.8	0.3
Gross profit:
Packaging	3,693.8	5,753.0	10,016.9	4,625.8	6,255.4	180.3
Testing	1,484.6	3,105.2	5,294.4	782.8	841.2	24.2
Other	115.9	(208.2)	14.8	2.2	(2.0)	(0.0)
US GAAP:
Income Statement Data:
Net revenues			50,893.4	38,367.8	45,586.8	1,313.7
Cost of revenues			37,081.2	34,538.3	39,308.2	1,132.8

Gross profit			13,812.2	3,829.5	6,278.6	180.9
Total operating expenses			5,820.8	6,209.9	9,294.2	267.8

Operating income (loss)			7,991.4	(2,380.4)	(3,015.6)	(86.9)
Net non-operating income (expense)			(1,502.5)	(2,511.8)	(2.747.7)	(79.2)
Income tax benefit (expense)			(1,059.2)	206.2	1,151.1	33.2
Extraordinary loss			—	(144.6)	(34.6)	(1.0)
Minority interest in net loss (income) of subsidiary			(1,499.7)	784.0	1,572.5	45.3

Net income (loss)			3,930.0	(4,046.6)	(3,074.3)	(88.6)

Earnings per common share:
Basic(1)			1.34	(1.32)	(0.99)	(0.03)
Diluted(1)			1.29	(1.32)	(0.99)	(0.03)
Earnings per pro forma equivalent ADS:
Basic(1)			6.69	(6.59)	(4.97)	(0.14)
Diluted(1)			6.47	(6.59)	(4.97)	(0.14)
Number of common shares(8)			2,938,004,535	3,071,234,458	3,090,678,225	3,090,678,225
Number of pro forma equivalent ADSs			587,600,907	614,246,892	618,135,645	618,135,645
Balance Sheet Data:
Current Assets
Cash and cash equivalents				11,770.7	10.381.9	299.2
Short-term investments				4,642.1	2,040.0	58.8
Notes and accounts receivable				7,126.1	8,998.5	259.3
Inventories				2,768.4	3,131.7	90.3
Other				3,383.2	2,481.7	71.5

Total				29,690.5	27,033.8	779.1
Long-term investments				6,608.3	5,609.3	161.7
Properties				60,363.1	62,797.4	1,809.7
Other assets				1,371.0	2,679.7	77.2
Consolidated debits				4,331.6	3,227.0	93.0

Total assets				102,364.5	101,347.2	2,920.7

Short-term bank borrowings/loans(4)				13,983.1	13,453.8	387.7
Long-term bank borrowings/loans(5)				30,674.3	30,553.7	880.5
Other liabilities and minority interest				19,746.8	21,622.9	623.2

Total liabilities and minority interest				64,404.2	65,630.4	1,891.4

Shareholders’ equity				37,960.3	35,716.8	1,029.3

(1)	The numerator of both basic and diluted earnings per share is calculated with consideration of the adjustment of ASE Test’s basic and diluted earnings per share. See notes 19 and 27(i) to our consolidated financial statements.
(2)	Dividends per common share issued as a stock dividend.
(3)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and employee stock bonuses. Beginning in 2002, common shares held by consolidated subsidiaries are classified for accounting purposes as “treasury stock”, and are deducted from the number of common shares outstanding.
(4)	Includes current portions of long-term debt and long-term payable for investments.
(5)	Excludes current portion of long-term debt and long-term payable for investments.
(6)	Includes proceeds from the sale of common shares, including common shares represented by global depositary shares, by affiliates of ASE Inc. and proceeds from the sale of ordinary shares of ASE Test by ASE Inc.
(7)	Includes proceeds from primary offerings of common shares represented by ADSs by ASE Inc., and of ordinary shares by ASE Test.
(8)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends.

Recent Developments

       We regularly release unaudited summary consolidated financial information as of and for the three months ended March 31, June 30 and September 30. Such financial information is prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the principal differences between ROC GAAP and US GAAP, see notes 26 and 27 to our consolidated financial statements included elsewhere in this prospectus. Furthermore, the unaudited summary quarterly consolidated financial information is generated internally by us, is not subject to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited unconsolidated semiannual and annual financial statements and our audited consolidated annual financial statements. As the unaudited summary quarterly consolidated financial information is neither audited nor reviewed, it may vary materially from our audited consolidated financial information for the same period. Any evaluation of the unaudited summary consolidated financial information presented in this prospectus should also take into account our audited consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition, the quarterly financial information presented is not necessarily indicative of our results for any future periods.

       The following table sets forth certain unaudited summary consolidated income statement data for the three months ended March 31, 2002 and 2003 and unaudited summary consolidated balance sheet data as of March 31, 2002 and 2003.

Unaudited Summary Consolidated Financial Information

	Three Months Ended
	and as of March 31,

	2002	2003

	NT$	NT$

	(unaudited)
	(in millions, except
	share, ADS and
	earnings
	per share and
	per ADS data)
ROC GAAP:
Income Statement Data:
Net Revenues:
Packaging	7,814.6	9,021.5
Testing	2,227.4	2,534.7
Others	1.7	28.2

Total net revenues	10,043.7	11,584.4

Cost of revenues	8,795.8	10,073.3

Gross Profit	1,247.9	1,511.1

Operating expenses:
Selling	206.6	257.2
General and administrative(1)	640.3	705.8
Goodwill amortization(2)	204.9	206.4
Research and development	421.7	543.0
Total operating expenses	1,473.5	1,712.4

Operating income (loss)	(225.6)	(201.3)

	Three Months Ended
	and as of March 31,

	2002	2003

	NT$	NT$

	(unaudited)
	(in millions, except
	share, ADS and
	earnings
	per share and
	per ADS data)
Net non-operating (income) expense:
Interest expense — net(3)	443.9	388.6
Foreign exchange loss (gain) — net	3.2	14.2
Loss (income) on long-term investment — net(1)(4)	71.0	95.9
Loss (gain) on disposal of assets — net	16.4	53.5
Others — net(5)	(143.0)	(43.0)

Total net non-operating expense	391.5	509.2

Income (loss) before tax	(617.1)	(710.5)

Income tax expense (benefit)	(109.3)	(7.6)

Income (loss) before minority interest	(507.8)	(702.9)
Minority interest	(277.5)	(354.9)
Net income (loss)	(230.3)	(348.0)
Per share data:
Earnings per common share — Basic(6)	(0.07)	(0.11)
Earnings per common share — Diluted(6)	(0.07)	(0.11)
Earnings per pro forma equivalent ADS — Basic(6)	(0.37)	(0.56)
Earnings per pro forma equivalent ADS — Diluted(6)	(0.37)	(0.56)
Number of common shares(7)	3,090,678	3,090,678
Number of pro forma equivalent ADSs	618,136	618,136
Balance Sheet Data:
Current assets:
Cash and cash equivalents	10,079.8	12,019.1
Short-term investments	5,344.2	2,578.3
Notes and accounts receivable	7,360.0	8,353.5
Inventories	2,640.6	3,169.9
Other	3,621.1	1,971.7

Total	29,045.7	28,092.5
Long-term investments	6,834.0	6,471.4
Properties	59,850.9	64,503.6
Other assets	7,449.5	8,362.1

Total assets	103,180.1	107,429.6

	Three Months Ended
	and as of March 31,

	2002	2003

	NT$	NT$

	(unaudited)
	(in millions, except
	share, ADS and
	earnings
	per share and
	per ADS data)
Current liabilities:
Short-term debt — revolving credit	8,006.1	6,719.9
Short-term debt — current portion of long-term debt	3,268.5	5,996.4
Convertible bond payable — current portion	3,140.9	—
Notes and accounts payable	3,069.3	3,823.7
Other	5,635.4	8,735.9

Total	23,120.2	25,275.9
Long-term debt(8)	21,256.6	25,236.0
Convertible bond payable	4,908.3	5,303.7
Other liabilities	3,216.2	2,814.4

Total liabilities	52,501.3	58,630.0
Minority interest	11,612.2	9,694.8
Shareholders’ equity	39,066.6	39,104.8

Total liabilities and shareholders’ equity	103,180.1	107,429.6

(1)	Excludes goodwill amortization for purpose of this table only.

(2)	Included in general and administrative expense in our consolidated financial statements.

(3)	Derived by netting “interest” in non-operating income and “interest” in non-operating expenses in our consolidated financial statements.

(4)	Derived by netting “investment income under equity method” in non-operating income and “investment loss under equity method” in non-operating expenses in our consolidated financial statements.

(5)	Derived by netting “others” in non-operating income and “others” in non-operating expenses in our consolidated financial statements.

(6)	The numerator of both basic and diluted earnings per share is calculated with consideration of the adjustment of ASE Test’s basic and diluted earnings per share. See notes 19 and 27(i) to our consolidated financial statements.

(7)	Represents the weighted average number of shares. Beginning in 2002, common shares held by consolidated subsidiaries are classified for accounting purposes as “treasury stock”, and are deducted from the number of common shares outstanding.

(8)	Excludes current portion of long-term debt and long-term payable for investments.

Three Months Ended March 31, 2003 (unaudited) Compared to Three Months Ended March 31, 2002 (unaudited)

       Net Revenues. Net revenues increased 15.3% to NT$11,584.4 million in the three months ended March 31, 2003 from NT$10,043.7 million in the comparable period in 2002. Packaging revenues increased 15.4% to NT$9,021.5 million in the three months ended March 31, 2003 from NT$7,814.6 million in the comparable period in 2002. Testing revenues increased 13.8% to NT$2,534.7 million in the three months ended March 31, 2003 from NT$2,227.4 million in the comparable period in 2002. The increase in packaging revenues was primarily due to an increase in packaging volume as well as an increase in the average selling prices for packaging services. The increase in testing revenues was primarily due to an increase in testing volume, which was partially offset by a decrease in the average selling prices for testing services. The increase in packaging and testing volume resulted primarily from the modest recovery in the semiconductor industry since the second quarter of 2002, tempered in part by adverse global political and economic conditions in the first quarter of 2003.

       Gross Profit. Gross profit increased 21.1% to NT$1,511.1 million in the three months ended March 31, 2003 from NT$1,247.9 million in the comparable period in 2002. Our gross margin increased to 13.0% in the three months ended March 31, 2003 compared to 12.4% in the comparable period in 2002, primarily as a result of a decrease in depreciation expense partially offset by increases in raw material and labor costs, all as a percentage of net revenues. Our gross margin for packaging decreased to 12.9% in the three months ended March 31, 2003 from 16.4% in the comparable period in 2002, primarily due to increases in labor and raw material costs all as a percentage of packaging revenues. Our gross margin for testing increased to 14.0% in the three months ended March 31, 2003 from a negative 1.5% in the comparable period in 2002, primarily due to a decrease in depreciation expense as a percentage of testing revenues. Raw material costs in the three months ended March 31, 2003 were NT$3,582.7 million, or 30.9% of net revenues, compared to NT$2,995.1 million, or 29.8% of net revenues, in the comparable period in 2002. The increase in raw material costs was primarily due to the increased portion of our packaging revenues accounted for by more advanced package types that carry proportionately higher material costs per package. Labor costs in the three months ended March 31, 2003 were NT$1,924.5 million, or 16.6% of net revenues, compared to NT$1,501.9 million, or 15.0% of net revenues, in the comparable period in 2002. The increase in labor costs was largely a result of an increase in the number of our employees for both direct and indirect labor in anticipation of increased packaging and testing volume. Depreciation expense in the three months ended March 31, 2003 was NT$2,891.3 million, compared to NT$2,809.7 million in the comparable period in 2002. As a percentage of net revenues, depreciation expense decreased to 25.0% in the three months ended March 31, 2003 from 28.0% in the comparable period in 2002, principally as a result of increased net revenues.

       Operating Income (Loss). We incurred an operating loss of NT$201.3 million in the three months ended March 31, 2003, compared to an operating loss of NT$225.6 million in the comparable period in 2002. Operating margin increased to a negative 1.7% in the three months ended March 31, 2003, compared to a negative 2.2% in the comparable period in 2002. Operating expenses increased 16.2% to NT$1,712.4 million in the three months ended March 31, 2003, compared to NT$1,473.5 million in the comparable period in 2002. The increase in operating expenses was primarily due to higher research and development, selling, and general and administrative expenses. Research and development expenses increased 28.8% to NT$543.0 million in the three months ended March 31, 2003 from NT$421.7 million in the comparable period in 2002. This increase was primarily a result of an increase in the number of our research and development employees. Research and development expenses accounted for 4.7% of our net revenues in the three months ended March 31, 2003, compared to 4.2% of our net revenues in the comparable period in 2002. Selling expense increased 24.5% to NT$257.2 million in the three months ended March 31, 2003 from NT$206.6 million in the comparable period in 2002. This increase was primarily due to increased commission and fee payments to our sales and customer service agents. Selling expense represented 2.2% of our net revenues in the three months ended March 31, 2003, compared to 2.1% in the comparable period in 2002. General and administrative expense, excluding goodwill amortization, increased 10.2% to NT$705.8 million in the three months ended March 31, 2003 from NT$640.3 million in the comparable period in 2002, primarily due to increased salaries and bonuses. General and administrative expense, excluding goodwill amortization, represented 6.1% of our net revenues in the three months ended March 31, 2003, compared to 6.4% in the comparable period in 2002. Goodwill amortization expense remained relatively unchanged at NT$206.4 million in the three months ended March 31, 2003 compared to NT$204.9 million in the comparable period in 2002. Goodwill amortization expense represented 1.8% of our net revenues in the three months ended March 31, 2003, compared to 2.0% in the comparable period in 2002.

       Net Non-Operating Income (Expense). We recorded a net non-operating loss of NT$509.2 million in the three months ended March 31, 2003, compared to a net non-operating loss of NT$391.5 million in the comparable period in 2002, primarily a result of a decrease in other net non-operating income and increases in net loss on disposal of assets and net loss on long-term investment, partially offset by a decrease in net interest expense. Other non-operating income decreased 69.9% to NT$43.0 million in the three months ended March 31, 2003 from NT$143.0 million in the comparable period in 2002. This decrease was primarily due to a decrease in gain on short-term investments. We recorded a net loss of NT$53.5 million on disposal of assets in the three months ended March 31, 2003, compared to NT$16.4 million in the comparable period in 2002, primarily due to a provision of NT$62.3 million for idle assets of ASE Korea. Net loss on long-term investment increased 35.1% to NT$95.9 million in the three months ended March 31, 2003 from NT$71.0 million in the comparable period in 2002, primarily as a result of a loss of NT$82.7 million in our investment in Hung Ching, partially offset by a decrease of investment loss of NT$39.3 million from Universal Scientific. Net interest expense decreased 12.5% to NT$388.6 in the three months ended March 31, 2003 from NT$443.9 million in the comparable period in 2002, primarily due to lower interest rates achieved through the refinancing of certain of our bank loans.

       Net Income (Loss). As a result of the foregoing, we had a loss before minority interest of NT$702.9 million in the three months ended March 31, 2003, compared to a loss before minority interest of NT$507.8 million in the comparable period in 2002. After excluding minority interest in the net losses of our subsidiaries of NT$354.9 million, we had a net loss of NT$348.0 million in the three months ended March 31, 2003. In the three months ended March 31, 2002, we recorded a net loss, after excluding minority interest in the net loss of our subsidiaries of NT$277.5 million, of NT$230.3 million. The net loss per ADS was NT$0.56 in the three months ended March 31, 2003 compared with a net loss of NT$0.37 per ADS in the comparable period in 2002. We had an income tax benefit of NT$7.6 million in the three months ended March 31, 2003, compared to an income tax benefit of NT$109.3 million in the comparable period in 2002, primarily as a result of reduced tax credits for losses incurred by ISE Labs.

Liquidity and Capital Resources

       As of March 31, 2003, we had an aggregate of NT$14,597.4 million in cash and cash equivalents and short-term investments, compared to NT$15,424.0 million as of March 31, 2002. As of March 31, 2003, we had total bank borrowings of NT$37,952.3 million, comprising NT$6,719.9 million of revolving working capital loans, NT$5,996.4 million of current portion of long-term debt and NT$25,236.0 million of long-term debt, less current portion. As of March 31, 2003, we had unused lines of credit of NT$13,527.7 million, including NT$10,255.8 million in short term lines of credit.

Quarterly Net Revenues, Gross Profit and Gross Margin

       Our results of operations for the three months ended March 31, 2003 were adversely affected by global political and economic conditions and, to a lesser extent, seasonality when compared to the immediately preceding quarter. Our quarterly results of operations are subject to significant fluctuations. See “Risk Factors — Risks Relating to Our Business — Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Net Revenues, Gross Profit and Gross Margin”.

RISK FACTORS

       You should carefully consider the risks described below before making an investment decision. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in the shares of U.S. companies. Before making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and earnings may fluctuate significantly.

       Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductors led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly and, together with a significant decrease in demand, adversely affected our operating results in 1998. Prices for packaging and testing services improved due to an upturn in the industry in the second half of 1999 that continued through the third quarter of 2000, but have fallen since an industry downturn that commenced in the fourth quarter of 2000. This most recent worldwide downturn resulted in an even more significant deterioration in the average selling prices, as well as demand, for our services in 2001, and significantly and adversely affected our operating results in 2001. Although there has been a modest recovery in the semiconductor industry during 2002, we expect the market conditions to continue to exert downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

       Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2001 and 2002, approximately 71.5% and 69.8% of our net revenues, respectively, were attributable to the packaging and testing of semiconductors used in personal computer and communications applications. Both industries are subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and earnings.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services could adversely affect our growth prospects and profitability.

       In recent years, semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing, and that outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their packaging and testing requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

If we are unable to compete favorably in the highly competitive semiconductor packaging and testing markets, our revenues and earnings may decrease.

       The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those which offer turnkey packaging and testing services. We believe that the principal competitive factors in the markets for our products and services are:

•	ability to provide total solutions to customers;

•	technological expertise;

•	range of package types and testing platforms available;

•	ability to work closely with customers at the product development stage;

•	responsiveness and flexibility;

•	capacity;

•	production cycle time;

•	production yield; and

•	price.

       We face increasing competition from other packaging and testing companies, as most of our customers obtain packaging or testing services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 1998 and in 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our packaging and testing services could cause our revenues and earnings to decrease and have a material adverse effect on our financial condition and results of operations.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

       The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability on a given service, and our overall profitability, may decrease over time.

Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.

       Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our ADSs and common shares. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly given the cyclical nature of the semiconductor industry and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our packaging and testing services, due to our high percentage of fixed costs;

•	timing of capital expenditures in anticipation of future orders;

•	changes in prices of our packaging and testing services;

•	volume of orders relative to our packaging and testing capacity;

•	our ability to obtain adequate packaging and testing equipment on a timely basis;

•	changes in costs and availability of raw materials, equipment and labor; and

•	earthquakes, drought and other natural disasters, as well as industrial accidents.

       Due to the factors listed above, it is possible that our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our ADSs and common shares, and thus the market value of your investment, may fall.

Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

       Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of packaging and testing equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations due to relatively low growth in demand, which leads to reduced margins during that period. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which led to reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

If we are unable to manage our expansion effectively, our growth prospects may be limited and our future profitability may be affected.

       We have significantly expanded our packaging and testing operations in recent years, and expect to continue to expand our operations in the future, including the expansion of our interconnect materials operations. In particular, we intend to provide total solutions covering all stages of the semiconductor manufacturing process to attract new customers and broaden our product range to include products packaged and tested for a variety of end-use applications. In the past, we have expanded through both internal growth and the acquisition of new operations.

Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

       Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

       If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

       We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In the event of a prolonged downturn in the demand for our services as a result of a downturn in the worldwide semiconductor industry or otherwise, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. Furthermore, a default under one agreement by us or one of our subsidiaries may also trigger cross-defaults under other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis, and our operations would be significantly disrupted or harmed and our liquidity would be adversely affected. An event of default under any agreement governing our existing or future debt, if not cured or waived, would have a material adverse effect on our liquidity, financial condition and results of operations.

       As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we had on occasion during 2001 failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. We have obtained waivers from the relevant lenders relating specifically to such non-compliance. In addition, we have repaid or refinanced all amounts owed under agreements containing cross-default provisions that we have identified which may have been triggered by such non-compliance. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

We depend on select personnel and could be affected by the loss of their services.

       We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of any of our personnel. In particular, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. A portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost.

       Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, our Chairman, Richard H.P. Chang, our Vice Chairman, Chief Executive Officer and President, and Chang Yao Hung-ying, our director, and others for alleged breach of fiduciary duties owed to Hung Ching Development & Construction Co. Ltd., or Hung Ching, an affiliate of ASE Inc., in their capacity as directors and officer of Hung Ching relating to a sale of land. ASE Inc. is not a party to these proceedings and we do not expect that these charges will result in any liability to us. In January 2001, the District Court of Taipei rendered a judgment finding Jason C.S. Chang and Chang Yao Hung-ying guilty of forgery of corporate and other documents and breach of fiduciary duties and Richard H.P. Chang not guilty. In January 2002, the High Court of Taiwan, the Republic of China, or ROC, rendered a judgment relating to the appeal of the judgment by the District Court, and found Jason C.S. Chang and Chang Yao Hung-ying guilty and Richard H.P. Chang not guilty. In order to comply with the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of our subsidiary, ASE Test. Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they appealed the decision to the Supreme Court of Taiwan, ROC. On January 23, 2003, the Supreme Court reversed the judgment of the High Court with respect to Jason C.S. Chang and Chang Yao Hung-ying and remanded the case to the High Court for retrial. If a final adverse judgment is rendered against Jason C.S. Chang and Chang Yao Hung-ying, they may be required under ROC law to resign as directors of ASE Inc. and Jason C.S. Chang may be required to resign as Chairman of ASE Inc. See “Business — Legal Proceedings”.

If we are not successful in developing and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected.

       We expect that we will need to offer more advanced interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend to a significant extent on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to further develop our in-house expertise and enhance our design and production capabilities. We expect to continue making investments in our subsidiary ASE Material Inc., or ASE Material, which focuses on the design and production of interconnect materials. In particular, we intend to further develop our in-house interconnect materials capabilities with a view to sourcing a majority of our substrate requirements by value from ASE Material by the end of 2003. If we are unable to maintain and enhance our in-house interconnect materials expertise to offer advanced interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

       The semiconductor packaging and testing business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of wire bonders, Kulicke & Soffa Industries Inc., and in the case of testers, Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc. and Teradyne, Inc. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

       Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won, Japanese yen and Philippine pesos. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

The loss of a major customer or termination of our strategic alliance and other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

       Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 44%, 41% and 40% of our net revenues in 2000, 2001 and of 2002, respectively. Other than Motorola, Inc. and VIA Technologies, Inc. in 2000 and 2001, and Motorola, Inc. in 2002, no other customer accounted for more than 10% of our net revenues in 2000, 2001 and 2002. The demand for our services from each customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. The loss of a major customer may adversely affect our revenues and profitability.

       Our strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

       All of our key customers operate in the cyclical semiconductor business and have varied in the past, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

We depend on our agents for sales and customer service in North America and Europe. Any serious interruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability.

       We depend on non-exclusive agents for sales and customer service in North America and Europe. Our sales agents help us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, help us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. Our customer service agents provide customer service and after-sales support to our customers.

       Currently, our sales and customer service agents perform services only for us and our subsidiaries but they are not owned or controlled by us. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious interruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

       Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. We established ASE Material in 1997 to partially reduce this risk. However, we do not expect ASE Material to supply all of our raw materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and earnings could decline if we were unable to obtain adequate supplies of high quality raw materials in a timely manner or if there were significant increases in the costs of raw materials that we could not pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

       We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Our controlling shareholders may take actions that are not in, or may conflict with, our public shareholders’ best interest.

       Members of the Chang family own, directly or indirectly, a controlling interest in our outstanding common shares. See “Principal Shareholders”. Accordingly, these shareholders will continue to have the ability to exercise a controlling influence over our business, including matters relating to:

•	our management and policies;

•	the timing and distribution of dividends; and

•	the election of our directors and supervisors.

       Members of the Chang family may take actions that you may not agree with or that are not in our or our public shareholders’ best interests.

We are a ROC company and, because the rights of shareholders under ROC law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

       Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the Republic of China. The rights of shareholders and the responsibilities of management and the members of the board of directors under ROC law are different from those applicable to a corporation incorporated in the United States. As a result, public shareholders of ROC companies may have more difficulty in protecting their interest in connection with actions taken by management or members of the board of directors than they would as public shareholders of a U.S. corporation.

Any impairment charges required under US GAAP may have a material adverse effect on our financial condition and results of operations on a US GAAP reconciled basis.

       Under currently effective US GAAP, we are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2002.

       As a result of new standards under US GAAP that became effective on January 1, 2002, we are no longer permitted to amortize remaining goodwill. Total goodwill amortization expense amounted to NT$815.6 million (US$23.5 million) under ROC GAAP for the year ended December 31, 2002. Starting from January 2002, all goodwill must be periodically tested for impairment under US GAAP. As a result of our impairment test as of December 31, 2002, we wrote off the remaining goodwill associated with our purchase of shares of ASE Test of NT$2,213.0 million (US$63.8 million) under US GAAP. As of December 31, 2002, goodwill under US GAAP amounted to NT$3,227.1 million (US$93.0 million). We currently are not able to estimate the extent and timing of any goodwill impairment charge for future years. Any goodwill impairment charge required under US GAAP may have a material adverse effect on our financial condition and results of operations on a US GAAP reconciled basis.

       The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

Risks Relating to Taiwan, Republic of China

Strained relations between the Republic of China and the People’s Republic of China could negatively affect our business and the market value of your investment.

       Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 77% of our net revenues in 2002 were derived from our operations in Taiwan. The Republic of China has a unique international political status. The People’s Republic of China asserts sovereignty over all of China, including Taiwan. The People’s Republic of China government does not recognize the legitimacy of the Republic of China government. Although significant economic and cultural relations have been established in recent years between the Republic of China and the People’s Republic of China, relations have often been strained and the government of the People’s Republic of China has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the Republic of China. Relations between the Republic of China and the People’s Republic of China have been particularly strained in recent years. Past developments in relations between the Republic of China and the People’s Republic of China have on occasion depressed the market price of the securities of ROC companies. Relations between the Republic of China and the People’s Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs and common shares.

       In July 2000, our shareholders approved a resolution which authorized our board of directors to make investments in the People’s Republic of China. However, the Republic of China government currently restricts certain types of investments by ROC companies in the People’s Republic of China, including investments in facilities for the packaging and testing of semiconductors. We do not know when or if such laws and policies governing investment in the People’s Republic of China will be amended, and we cannot assure you that any such amendments to the Republic of China investment laws and policies will permit us to make an investment that we consider beneficial to us in the People’s Republic of China in the future. As a result, our growth prospects and profitability may be adversely affected if we are restricted from making certain investments in the People’s Republic of China and are not able to fully capitalize on the growth of the semiconductor industry in the People’s Republic of China.

As a substantial portion of our business and operations are located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, which could severely disrupt the normal operation of our business and adversely affect our earnings.

       Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquakes.

       Taiwan is also susceptible to typhoons, which may cause damage and business interruption to companies with facilities located in Taiwan. In 2001, Taiwan experienced severe damage from typhoons, including a typhoon on September 16 that caused over 100 deaths, severe flooding and extensive damage to property and businesses. We have not experienced any material damage or business interruption from the increased typhoon activity in Taiwan.

       In May 2002, Taiwan experienced a severe drought. Although our manufacturing process does not rely on an adequate supply of water and we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers’ production, and this could result in a decline in the demand for our services. In addition, any temporary or sustained adverse impact from any future droughts may adversely affect Taiwan’s economic, social or political conditions and may lead to fluctuations in the market price of our ADSs.

       While we maintain several insurance policies relating to our business, we do not currently carry any insurance coverage for interruptions in public utility services or any other business interruption insurance except in connection with fire. Should these interruptions occur, we will be exposed to substantial risks and may be liable for the full amount of any losses.

       Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or other natural disasters, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Risks Relating to Ownership of ADSs

If an active market for our ADSs fails to be sustained, the price of our ADSs may fall.

       Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, ROC law requires that the common shares be held in an account in the ROC or sold for the benefit of the holder on the Taiwan Stock Exchange. In connection with any withdrawal of common shares from our ADR facility, the ADSs evidencing these common shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are effected, the liquidity of our ADSs will be substantially reduced. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.

As a holder of ADSs, your voting rights are limited by the terms of the deposit agreement. You will not be able to exercise your voting rights on an individual basis.

       As a holder of ADRs evidencing ADSs, you will not be able to exercise voting rights on an individual basis. You may exercise your voting rights with respect to the underlying common shares only in accordance with the provisions of the deposit agreement. In particular, for any resolution to be proposed at a shareholders meeting, only holders who (1) have provided voting instructions in a timely manner in accordance with the provisions of the deposit agreement, and (2) together own at least 51% of the outstanding ADSs voting in the same manner, will be able to vote the common shares representing their ADSs in the manner set forth in their voting instructions. In all other cases, holders will be deemed to have authorized and directed the depositary to give a discretionary proxy to our Chairman or his designee to vote the common shares represented by their ADSs in any manner he or his designee may wish, which may not be in the interests of the holders.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

       We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurances that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

       If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Restrictions on the ability to deposit our common shares into our ADR facility may adversely affect the liquidity and price of our ADSs.

       The ability to deposit our common shares into our ADR facility is restricted by ROC law. A significant number of withdrawals of our common shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADRs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit our common shares into our ADR facility without specific approval of the ROC Securities and Futures Commission except where:

(1)	we pay stock dividends on our common shares;

(2)	we make a free distribution of our common shares;

(3)	you exercise preemptive rights in the event of a capital increase for cash; or

(4)	you purchase our common shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our common shares to the custodian for deposit into our ADR facility. The depositary may issue ADSs against the deposit of our common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Securities and Futures Commission, plus any additional ADSs issued pursuant to the events described in (1) through (3) above.

       In addition, in the case of a deposit of common shares requested as described above, the depositary may refuse to accept our common shares for deposit if such deposit is not permitted under any restriction notified by us to the depositary from time to time. These restrictions may include blackout periods during which deposits may not be made and as well as limitations on the size and frequencies of deposits.

The value of your investment may be reduced by possible future sales of ADSs or common shares by us or our shareholders.

       The selling shareholders have agreed with the underwriters not to dispose of any of our common shares or securities convertible into or exchangeable for common shares, including ADSs, during the period beginning from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representative of the underwriters. Each of Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying, Feng Mei-Jean and Hung Ching has also entered into a similar 90-day lock-up agreement. In addition, we have agreed, subject to certain exceptions, not to issue any of our common shares, including common shares represented by ADSs, during the period beginning from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representative. We have also agreed to cause each of our subsidiaries and controlled affiliates not to dispose of any of our common shares or securities convertible into or exchangeable for common shares, including ADSs, during the period beginning from the date of the prospectus continuing through the date 90 days after the date of this prospectus, except with the written consent of the representative. These restrictions do not apply to, among other things, the sale of any of our common shares held by the selling shareholders subsequent to 30 days after the date of this prospectus. The representative may, in its discretion, waive or terminate these restrictions. See “Common Shares Eligible for Future Sale” for a more detailed discussion of restrictions that may apply to future sales of our ADSs or common shares.

       While we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares, we cannot assure you that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our common shares or ADSs will not dispose of significant numbers of common shares or ADSs. In addition, following completion of this offering, several of our subsidiaries and affiliates will continue to hold common shares, depositary shares representing common shares and options to purchase common shares or ADSs. We or they may decide to sell those securities in the future. See “Principal Shareholders” for a description of our significant shareholders and affiliates that hold our common shares. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market prices of our ADSs or common shares.

Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

       Under current ROC law, the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, for:

•	the proceeds of the sale of common shares represented by ADSs or received as stock dividends from the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

       In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the ADR facility against the creation of additional ADSs. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

       Under current ROC law, a holder, without obtaining further approval from the Central Bank of China, may convert from NT dollars into other currencies, including U.S. dollars, the following:

•	the proceeds of the sale of any underlying common shares withdrawn from the depositary receipt facility or received as a stock dividend; and

•	any cash dividends or distribution received.

       However, such holder may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars to foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although the Central Bank of China is generally expected to grant this approval as a routine matter, we cannot assure you that you will actually obtain this approval in a timely manner, or at all.

       Under the ROC Foreign Exchange Control Law, the Executive Yuan of the ROC government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among others, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

       The ROC securities market is smaller and more volatile than the securities markets in the United States and in other European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On April 29, 2003, the Taiwan Stock Exchange Index closed at 4,200.3. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including our ADSs and common shares, in both the domestic and the international markets. In addition, the recent outbreak of severe acute respiratory syndrome may cause a significant decrease in the level of economic activity and adversely affect economic growth in Taiwan, which could have a material adverse effect on the market price of the securities of ROC companies, including our ADSs and common shares.

Purchasers of ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees.

       Similar to other ROC technology companies, we issue from time to time bonuses in the form of common shares valued at par under our employee stock bonus plan. In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Commission, establish employee stock option plan. On August 13, 2002, we adopted an employee stock option plan pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. As of December 31, 2002, 145,989,000 options have been issued. See “Management — Compensation of Directors, Supervisors and Executive Officers — ASE Inc. Employee Bonus and Stock Option Plans”. The issuance of our shares pursuant to stock bonuses or stock options may have a dilutive effect on your ADSs.

FORWARD-LOOKING STATEMENTS

       This prospectus and information incorporated by reference includes “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our forward-looking statements contain information regarding, among other things, our financial condition, results of operations, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations about future events. Although we believe these expectations are reasonable, these forward-looking statements are inherently subject to risks, uncertainties and assumptions about us and events and circumstances that affect our business, including:

•	the highly competitive semiconductor industry;

•	our ability to introduce new packaging and testing technologies in order to remain competitive;

•	our ability to successfully integrate future acquisitions;

•	risks associated with international business activities;

•	our business strategy;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural disasters or industrial accidents;

•	our future expansion plans and capital expenditures;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in the “Risk Factors” section of this prospectus.

       The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Some of these forward-looking statements are derived from projections made and published by Gartner Dataquest and Semiconductor Industry Association. We were not involved in the preparation of these projections. Our actual results may be materially less favorable than those expressed or implied by these forward-looking statements as a result of risks and other factors noted above and throughout this prospectus. We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

       ASE Investment and ASE Capital, the selling shareholders named in the “Selling Shareholders” section of this prospectus, are our wholly-owned subsidiaries. The net proceeds to us from the sale of ADSs will be approximately US$70.7 million (assuming an offering price of US$2.69 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on April 29, 2003), after deducting underwriting and estimated offering expenses. ASE Capital has also granted the underwriters an option to purchase additional ADSs, solely to cover overallotments, if any. If the underwriters’ overallotment option is exercised in full, the net proceeds to us from the sale of additional ADSs will be approximately US$10.0 million (assuming an offering price of US$2.69 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on April 29, 2003), after deducting underwriting and estimated offering expenses.

       We intend to use the net proceeds from the sale of ADSs by ASE Investment to repay ASE Investment’s borrowings. The following table sets forth the principal amount, the interest rate and the maturity of each borrowing to be repaid using the net proceeds from the sale of ADSs.

Principal Amount	Interest Rate	Maturity

NT$
(in millions)
200.0	5.40%	within one year
300.0	5.00%	within one year
300.0	5.30%	within one year
70.0	5.40%	within one year
250.0	5.30%	within one year

       We also intend to use the net proceeds from the sale of the ADSs by ASE Capital and the net proceeds from the sale of additional ADSs by ASE Capital, if the underwriters’ overallotment option is exercised in full, to repay ASE Capital’s borrowings. The following table sets forth the principal amount, the interest rate and the maturity of the borrowing to be repaid using the net proceeds from the sale of ADSs.

Principal Amount	Interest Rate	Maturity

NT$
(in millions)
140.0	5.00%	within one year

       The remainder of the net proceeds from the sale of ADSs by the selling shareholders, and if the underwriters’ overallotment option is exercised in full, the net proceeds from the sale of additional ADSs by ASE Capital, will be used to reduce the indebtedness of ASE Inc. The following table sets forth the principal amount, the interest rate and maturity of the borrowing we intend to reduce.

Principal Amount	Interest Rate	Maturity

NT$
(in millions)
6,000.0	5.51%	within two years

       Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities or may use a portion of the funds temporarily for working capital or general corporate purposes.

MARKET PRICE INFORMATION FOR OUR COMMON SHARES

       Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of March 31, 2003, there were an aggregate of 3,254,800,000 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on April 29, 2003 was NT$18.1 per share.

			Adjusted
	Closing		Closing		Average Daily
	Price per		Price per		Trading	Taiwan Stock
	Share		Share(1)		Volume	Exchange Index

					(in thousands
	High	Low	High	Low	of shares)	High	Low

1998	191.00	47.00	65.76	27.60	54,727	9,277.1	6,251.4
1999	117.00	51.00	72.80	29.94	43,438	8,608.9	5,474.8
2000	123.00	22.60	79.95	19.32	22,279	10,202.2	4,614.6
2001	38.80	14.00	34.20	14.00	22,799	6,104.2	3,446.3
First Quarter	38.80	22.50	33.16	19.23	34,321	6,104.2	4,743.9
Second Quarter	29.60	21.00	25.30	17.95	16,275	5,797.9	4,768.5
Third Quarter	22.60	14.00	20.20	14.00	14,249	4,886.9	3,493.8
Fourth Quarter	34.20	14.40	34.20	14.40	27,237	5,551.2	3,446.3
2002	38.50	15.90	38.50	15.90	22,543	6,462.3	3,850.0
First Quarter	35.80	26.00	35.80	26.00	32,486	6,242.6	5,488.3
Second Quarter	38.50	20.80	38.50	20.80	17,708	6,462.3	5,071.8
Third Quarter	24.50	17.10	24.50	17.10	15,666	5,416.5	4,185.9
Fourth Quarter	24.30	15.90	24.30	15.90	25,694	4,823.7	3,850.0
October	20.80	15.90	20.80	15.90	27,986	4,601.4	3,850.0
November	22.90	19.00	22.90	19.00	29,572	4,813.5	4,500.5
December	24.30	20.30	24.30	20.30	20,665	4,823.7	4,452.4
2003 (through April 29)	22.50	16.90	22.50	16.90	14,493	5,078.8	4,139.5
First Quarter	22.50	16.90	22.50	16.90	14,929	5,078.8	4,260.4
January	22.50	19.80	22.50	19.80	18,052	5,078.8	4,524.4
February	20.00	17.50	20.00	17.50	14,036	5,015.2	4,432.5
March	20.20	16.90	20.20	16.90	12,785	4,599.3	4,260.4
April (through April 29)	21.00	18.10	21.00	18.10	13,330	4,658.3	4,139.5

(1)	As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See “Dividends and Dividend Policy”.

       The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. See “Annex A — The Securities Markets of the ROC — The Taiwan Stock Exchange”.

MARKET PRICE INFORMATION FOR OUR ADSs

       Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of March 31, 2003, a total of 10,323,893 ADSs were outstanding. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on April 29, 2003 was US$2.69 per ADS.

			Adjusted
	Closing		Closing		Average Daily
	Price per		Price per		Trading	New York Stock
	ADS		ADS(1)		Volume	Exchange Index

					(In thousands
	High	Low	High	Low	of ADSs)	High	Low

	US$	US$	US$	US$
2000	6.75	3.06	5.77	2.62	28	7,164.55	6,094.91
Fourth Quarter	6.75	3.06	5.77	2.62	28	7,061.88	6,599.28
2001	6.05	1.75	5.17	1.75	97	7,048.13	5,331.38
First Quarter	6.05	3.06	5.17	2.62	90	7,048.13	5,998.43
Second Quarter	4.55	2.99	3.89	2.56	128	7,016.30	6,049.02
Third Quarter	3.25	1.75	3.00	1.75	47	6,632.58	5,331.38
Fourth Quarter	5.07	2.15	5.07	2.15	114	6,284.81	5,731.49
2002	5.54	2.21	5.54	2.21	101	6,445.01	4,452.49
First Quarter	5.35	3.75	5.35	3.75	122	6,445.01	5,894.75
Second Quarter	5.54	3.05	5.54	3.05	118	6,327.11	5,543.28
Third Quarter	3.70	2.39	3.70	2.39	100	5,598.68	4,549.66
Fourth Quarter	3.50	2.21	3.50	2.21	66	5,247.64	4,452.49
October	2.98	2.21	2.98	2.21	45	5,093.26	4,452.49
November	3.27	2.78	3.27	2.78	45	5,247.64	4,947.98
December	3.50	2.89	3.50	2.89	79	5,236.85	4,958.02
2003 (through April 29)	3.23	2.45	3.23	2.45	36	5,255.39	4,486.70
First Quarter	3.23	2.45	3.23	2.45	37	5,255.39	4,486.70
January	3.23	2.80	3.23	2.80	50	5,255.39	4,486.70
February	2.84	2.50	2.84	2.50	14	4,884.79	4,649.71
March	2.93	2.45	2.93	2.45	44	4,970.94	4,486.70
April (through April 29)	3.08	2.64	3.08	2.64	33	5,135.12	4,793.56

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated. See “Dividends and Dividend Policy”.

       The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.

DIVIDENDS AND DIVIDEND POLICY

       To date we have not paid cash dividends on our common shares, and we expect that we will continue to pay a substantial portion, if not all, of our dividends in the form of shares. We have paid annual stock dividends on our common shares since 1989 except in 2002, in which we did not pay any dividend due to the losses we incurred in the 2001 fiscal year.

       The following table sets forth the aggregate number of outstanding common shares entitled to dividends, as well as the stock dividends paid during each of the years indicated. The stock dividends per common share represent dividends paid in the fiscal year for common shares outstanding on the record date applicable to the payment of these dividends.

	Stock
	Dividends				Percentage of
	Per		Total Common Shares	Outstanding Common	Outstanding Common
	Common		Issued as Stock	Shares on Record	Shares Represented
	Share(1)		Dividends	Date(2)	by Stock Dividends

	NT$	US$
1995	3.60	0.14	93,600,000	260,000,000	36.0%
1996	8.00	0.29	319,840,000	399,800,000 (3)	80.0
1997	3.80	0.14	277,020,000	729,000,000	38.0
1998	7.20	0.21	732,240,000	1,017,000,000	72.0
1999	1.07	0.03	190,460,000	1,780,000,000	10.7
2000	3.15	0.10	623,811,852	1,980,355,086	31.5
2001	1.70	0.05	467,840,000	2,752,000,000	17.0
2002	—	—	—	3,254,800,000	—

(1)	Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3)	Includes 43,000,000 common shares issued in connection with an offering of global depositary shares in July 1995.

       On March 28, 2003, our board of directors approved a resolution to distribute 325,480,000 common shares to our shareholders with respect to the results of 2002. The proposed distribution of stock dividends is subject to approval by our shareholders at the annual meeting of shareholders, currently scheduled to take place on June 19, 2003. If approved by our shareholders, the stock dividends to be paid would represent 10.0% of our outstanding common shares as of the record date and would be the equivalent of NT$1.00 (US$0.03) per common share.

       We have historically paid stock dividends on our common shares with respect to the results of the preceding year after approval by our shareholders at the annual general meeting of shareholders. The form, frequency and amount of future cash or stock dividends on our common shares and ADSs will depend upon our earnings, cash flow, financial condition and other factors. See “Description of Common Shares — Dividends and Distributions”.

       In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

•	up to 2% of our annual net income (less prior years’ losses and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

•	between 5% and 7% of the annual net income (less prior years’ losses and legal and special reserves, if any) should be paid to our employees as bonuses; the 5% portion is to be distributed to all employees in accordance with our employee bonus plan, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.

       In order to meet the needs of our present and future capital expenditures, our dividend distribution will be primarily in the form of common shares. Cash dividends may also be distributed in certain circumstances. However, the percentage of cash dividends generally will not exceed 20% in any dividend distribution, provided further that cash dividends will not be paid if the dividend per share is less than NT$0.1.

       Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of the common shares. Cash dividends will be paid to the depositary in NT dollars and, except as otherwise described under “Description of American Depositary Receipts — Dividends and Distributions — Distributions of Cash”, will be converted by the depositary into U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Stock dividends will be distributed to the depositary and, except as otherwise described under “Description of American Depositary Receipts — Dividends and Distributions — Distributions of Shares”, will be distributed by the depositary, in the form of additional ADSs, to holders of ADSs according to the terms of the deposit agreement.

       Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of common shares. Accordingly, purchasers of ADSs holding outstanding ADSs on the relevant dividend record date will, subject to the terms of the deposit agreement, be entitled to the full amount of any dividend declared at our next general meeting of the shareholders.

       For information relating to ROC withholding taxes payable on dividends, see “Taxation — ROC Taxation — Dividends”. For information relating to ROC foreign exchange approvals required for the conversion by the depositary of dividends on common shares from NT dollars into U.S. dollars for the payment to holders of ADSs, see “Annex B — Foreign Investment and Exchange Controls in the ROC — Depositary Receipts”.

EXCHANGE RATES

       Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of the common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement.

       The following table sets forth, for the fiscal years indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT Dollars per U.S. Dollar Noon Buying Rate

	Average	High	Low	Period-End

1998	33.50	35.00	32.05	32.27
1999	32.28	33.40	31.39	31.39
2000	31.37	33.25	30.35	33.17
2001	33.91	35.13	32.23	35.00
2002	34.53	34.79	34.70	34.70
October	34.96	35.16	34.75	34.75
November	34.67	34.82	34.46	34.76
December	34.80	34.89	34.70	34.70
2003 (through April 29)	34.71	34.98	34.40	34.89
January	34.57	34.76	34.40	34.61
February	34.74	34.82	34.61	34.78
March	34.72	34.80	34.58	34.75
April (through April 29)	34.83	34.98	34.79	34.89

Source:	Federal Reserve Statistical Release H10(512), 1997-2002, Board of Governors of the Federal Reserve System.

       On April 29, 2003, the noon buying rate was NT$34.89 to US$1.00.

       For information relating to ROC foreign exchange approvals required for the conversion by the depositary of dividends on common shares or proceeds from the sale of common shares from NT dollars into U.S. dollars and the payment to holders of ADSs, see “Annex B — Foreign Investment and Exchange Controls in the ROC — Depositary Receipts”.

       We publish our financial statements in NT dollars, the lawful currency of the ROC. This prospectus contains translations of NT dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002, which was NT$34.70 to US$1.00 on that date. No representation is made that the NT dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.

CAPITALIZATION

       The following table sets forth our consolidated short-term debt and capitalization as of December 31, 2002 and as adjusted to give effect to the net proceeds received by us from the sale of ADSs by ASE Investment and ASE Capital (assuming an offering price of US$2.69 per ADS, which is based on the closing price of the ADSs on the New York Stock Exchange on April 29, 2003) after deducting underwriting and estimated offering expenses. Except as set forth below, there has been no material change in our consolidated short-term debt and capitalization since December 31, 2002. This table should be read in conjunction with our consolidated financial statements.

	As of December 31, 2002

	Actual		As Adjusted

	NT$	US$	NT$	US$

	(in millions)
Short-term debt (including current portions of long-term debt and long-term payable for investments)	13,453.8	387.8	12,193.8	351.4

Long-term debt (excluding current portion of long-term debt)
Unguaranteed and unsecured long-term debt	18,385.5	529.9	18,385.5	529.9
Unguaranteed and secured long-term debt	4,616.6	133.0	4,616.6	133.0
Guaranteed and unsecured long-term debt	3,549.1	102.3	3,549.1	102.3
Guaranteed and secured long-term debt	1,638.1	47.2	1,638.1	47.2
Long-term payable for investments	2,364.4	68.1	2,364.4	68.1
Shareholders’ equity:
Capital stock, par value NT$10, 4,550.0 million shares authorized, 3,254.8 million shares issued and outstanding	32,548.0	938.0	32,548.0	938.0
Capital surplus	6,925.5	199.6	7,599.9	219.0
Retained earnings	1,173.6	33.8	1,133.7	32.7
Unrealized loss on long-term investments in shares of stock	(423.6)	(12.2)	(400.1)	(11.5)
Treasury stock	(2,639.8)	(76.1)	(613.6)	(17.7)
Cumulative translation adjustments	1,847.0	53.2	1,847.0	53.2

Total shareholders’ equity	39,430.7	1,136.3	42,114.9	1,213.7

Total capitalization	83,438.2	2,404.6	84,862.4	2,445.6

SELLING SHAREHOLDERS

       All of the ADSs being offered in this offering are being offered by the selling shareholders listed below. As of March 31, 2003, the selling shareholders held an aggregate of 163,789,144 of our common shares, representing 5.1% of the total common shares outstanding. Following this offering, the selling shareholders will own an aggregate of 20,001,144 of our common shares, representing 0.6% of the total common shares outstanding (assuming the underwriters do not exercise the overallotment option). The table below sets forth the beneficial ownership of our common shares of each of the selling shareholders prior to this offering and after giving effect to the sale of all of the ADSs offered in this offering.

			After This Offering		After This Offering
			(Assuming the		(Assuming the
			Underwriters Do Not		Underwriters Fully
	Before This Offering		Exercise the		Exercise the
	(as of March 31, 2003)		Overallotment Option		Overallotment Option

		Percentage		Percentage		Percentage
	Number	of Total	Number	of Total	Number	of Total
	of	Outstanding	of	Outstanding	of	Outstanding
	Common	Common	Common	Common	Common	Common
Name	Shares	Shares	Shares	Shares	Shares	Shares

ASE Investment	142,368,827	4.4%	827	0.0%	827	0.0%
ASE Capital	21,420,317	0.7%	20,000,317	0.6%	317	0.0%

       In the event the underwriters exercise their overallotment option, ASE Capital will sell up to a total of 4,000,000 additional ADSs, and ASE Capital will, after such sale, own 317 of our common shares, representing less than 0.01% of the total common shares outstanding.

       On July 17, 2002, ASE Inc., ASE Investment and ASE Capital entered into a merger agreement relating to the merger of ASE Investment and ASE Capital into ASE Inc. The merger is conditioned upon the approval of the board of directors of each of ASE Inc., ASE Investment and ASE Capital. The merger is expected to close shortly following the completion of this offering. Upon the effectiveness of the merger, ASE Inc. will assume all of the assets and liabilities of both ASE Investment and ASE Capital.

       The principal executive offices of ASE Investment and ASE Capital are located at TWTC International Trade Building, 19th Floor, No. 333, Keelung Rd., Sec. 1, Taipei, Taiwan.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The selected consolidated income statement data and cash flow data for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited consolidated financial statements included in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. These consolidated financial statements have been audited by T.N. Soong & Co., independent public auditors, an associate member firm of Deloitte Touche Tohmatsu. The selected consolidated income statement data and cash flow data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from our audited consolidated financial statements not included in this prospectus. These consolidated financial statements have been audited by T.N. Soong & Co., independent public auditors, an associate member firm of Deloitte Touche Tohmatsu. The consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differ in some material respects from US GAAP. Please see notes 26 and 27 to our consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these consolidated financial statements.

	Year Ended and as of December 31,

	1998	1999	2000	2001	2002	2002

	NT$	NT$	NT$	NT$	NT$	US$

	(in millions, except share, ADS and earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues	20,762.4	32,609.6	50,893.4	38,367.8	45,586.8	1,313.7
Cost of revenues	(15,468.1)	(23,959.6)	(35,567.3)	(32,957.0)	(38,492.2)	(1,109.2)

Gross profit	5,294.3	8,650.0	15,326.1	5,410.8	7,094.6	204.5
Operating expenses:
Selling	(744.7)	(924.3)	(1,020.5)	(877.9)	(909.4)	(26.2)
General and administrative(1)	(909.4)	(1,655.0)	(2,606.2)	(2,797.6)	(4,005.8)	(115.4)
Goodwill amortization(2)	(345.7)	(507.8)	(559.8)	(692.9)	(815.6)	(23.5)
Research and development	(453.6)	(714.3)	(1,262.5)	(1,504.5)	(2,049.0)	(59.0)

Operating income (loss)	2,840.9	4,848.6	9,877.1	(462.1)	(685.2)	(19.7)
Net non-operating income (expense):
Investment income (loss) on long-term investment — net(1)(3)	54.6	329.9	195.7	(868.8)	(162.4)	(4.7)
Goodwill amortization(4)	(155.1)	(279.3)	(363.0)	(378.0)	(247.9)	(7.2)
Gain (loss) on sale of investments — net	606.9	5,544.2	91.7	50.7	120.7	3.5
Foreign exchange gain (loss) — net	(935.5)	(538.4)	302.7	247.5	(397.9)	(11.5)
Interest income (expense) — net(5)	(380.4)	(1,046.6)	(1,538.0)	(1,739.3)	(1,578.6)	(45.5)
Others — net(6)	(50.1)	204.0	(162.6)	164.5	241.6	7.0

Income (loss) before tax	1,981.3	9,062.4	8,403.6	(2,985.5)	(2,709.7)	(78.1)
Income tax benefit (expense)	150.8	(459.5)	(1,065.8)	199.2	1,140.3	32.9

Income (loss) before minority interest	2,132.1	8,602.9	7,337.8	(2,786.3)	(1,569.4)	(45.2)
Income before acquisition	—	(65.1)	—	—	—	—
Extraordinary loss	—	—	—	(144.6)	(34.6)	(1.0)
Minority interest in net loss (income) of subsidiary	(528.1)	(743.1)	(1,500.6)	788.7	1,733.0	49.9

Net income (loss)	1,604.0	7,794.7	5,837.2	(2,142.2)	129.0	3.7

Earnings per common share:
Basic(7)	0.51	2.49	1.84	(0.66)	0.04	0.00
Diluted(7)	0.49	2.45	1.80	(0.66)	0.04	0.00
Dividends per common share(8)	7.20	1.07	3.15	1.70
Earnings per pro forma equivalent ADS:
Basic(7)	2.56	12.43	9.22	(3.29)	0.21	0.01
Diluted(7)	2.43	12.27	9.01	(3.29)	0.21	0.01
Number of common shares(9)	3,135,196,466	3,135,196,466	3,166,809,827	3,254,800,000	3,090,678,225	3,090,678,225
Number of pro forma equivalent ADSs	627,039,293	627,039,293	633,361,965	650,960,000	618,135,645	618,135,645

	Year Ended and as of December 31,

	1998	1999	2000	2001	2002	2002

	NT$	NT$	NT$	NT$	NT$	US$

	(in millions, except share, ADS and earnings per share and per ADS data)
Balance Sheet Data:
Current assets:
Cash and cash equivalents	8,173.9	11,809.1	14,166.5	11,770.7	10,381.9	299.2
Short-term investments	647.2	216.3	1,682.7	4,601.2	2,038.0	58.7
Notes and accounts receivable	3,636.7	7,463.4	9,260.6	7,126.1	8,998.5	259.3
Inventories	1,744.8	2,449.7	3,246.3	2,768.4	3,131.7	90.3
Other	771.9	1,411.8	2,431.6	3,383.2	2,481.7	71.5

Total	14,974.5	23,350.3	30,787.7	29,649.6	27,031.8	779.0
Long-term investments	7,317.0	9,674.4	10,712.2	9,530.4	6,566.7	189.3
Properties	20,356.8	38,107.5	60,566.2	60,555.1	63,088.9	1,818.1
Other assets	1,125.9	952.8	1,275.6	1,342.3	2,640.2	76.1
Consolidated debits	3,237.3	5,245.8	4,999.5	5,248.9	5,541.8	159.7

Total assets	47,011.5	77,330.8	108,341.2	106,326.3	104,869.4	3,022.2

Short-term bank borrowings/loans(10)	6,810.2	9,868.2	13,768.0	13,983.1	13,453.8	387.8
Long-term bank borrowings/loans(11)	12,235.0	24,551.5	25,976.9	30,674.3	30,553.7	880.5
Other liabilities and minority interest	6,091.5	12,854.1	24,927.1	19,722.6	21,431.2	617.6

Total liabilities and minority interest	25,136.7	47,273.8	64,672.0	64,380.0	65,438.7	1,885.9

Shareholders’ equity	21,874.8	30,057.0	43,669.2	41,946.3	39,430.7	1,136.3
Other Data:
Net cash outflow from acquisition of fixed assets	(6,945.0)	(9,869.2)	(30,063.6)	(11,565.7)	(12,657.9)	(364.8)
Depreciation and amortization	3,237.2	5,554.4	8,593.8	11,127.3	12,286.3	354.1
Net cash inflow (outflow) from operations	5,194.2	7,017.2	17,459.9	11,578.4	11,313.8	326.0
Net cash inflow (outflow) from sale of investments	290.5	7,889.3	—	—	—	—
Net cash inflow (outflow) from investing activities(12)	(8,558.3)	(11,782.7)	(33,392.0)	(15,051.2)	(13,167.2)	(379.5)
Net cash inflow (outflow) from financing activities(13)	589.3	8,569.0	17,607.3	603.5	530.5	15.3
Segment Data:
Net revenues:
Packaging	16,867.4	24,523.0	38,028.8	28,898.2	35,515.4	1,023.5
Testing	3,131.3	7,793.2	12,768.4	9,459.2	10,060.6	289.9
Other	763.7	293.4	96.2	10.4	10.8	0.3
Gross profit:
Packaging	3,693.8	5,753.0	10,016.9	4,625.8	6,255.4	180.3
Testing	1,484.6	3,105.2	5,294.4	782.8	841.2	24.2
Other	115.9	(208.2)	14.8	2.2	(2.0)	(0.0)

	Year Ended and as of December 31,

	1998	1999	2000	2001	2002	2002

	NT$	NT$	NT$	NT$	NT$	US$

	(in millions, except share, ADS and earnings per share and per ADS data)
US GAAP:
Income Statement Data:
Net revenues			50,893.4	38,367.8	45,586.8	1,313.7
Cost of revenues			37,081.2	34,538.3	39,308.2	1,132.8

Gross profit			13,812.2	3,829.5	6,278.6	180.9
Total operating expenses			5,820.8	6,170.9	9,294.2	267.8

Operating income (loss)			7,991.4	(2,341.4)	(3,015.6)	(86.9)
Net non-operating income (expense)			(1,502.5)	(2,511.8)	(2,747.4)	(79.2)
Income tax benefit (expense)			(1,059.2)	206.2	1,151.1	33.2
Extraordinary loss				(144.6)	(34.6)	(1.0)
Minority interest in net loss (income) of subsidiary			(1,499.7)	784.0	1,572.5	45.3

Net income (loss)			3,930.0	(4,046.6)	(3,074.3)	(88.6)

Earnings per common share:
Basic(7)			1.34	(1.32)	(0.99)	(0.03)
Diluted(7)			1.29	(1.32)	(0.99)	(0.03)
Earnings per pro forma equivalent ADS:
Basic(7)			6.69	(6.59)	(4.97)	(0.14)
Diluted(7)			6.47	(6.59)	(4.97)	(0.14)
Number of common shares(14)			2,938,004,535	3,071,234,458	3,090,678,225	3,090,678,225
Number of pro forma equivalent ADSs			587,600,907	614,246,892	618,135,645	618,135,645
Balance Sheet Data:
Current assets
Cash and cash equivalents				11,770.7	10.381.9	299.2
Short-term investments				4,642.1	2,040.0	58.8
Notes and accounts receivable				7,126.1	8,998.5	259.3
Inventories				2,768.4	3,131.7	90.3
Other				3,383.2	2,481.7	71.5

Total				29,690.5	27,033.8	779.1
Long-term investments				6,608.3	5,609.3	161.7
Properties				60,363.1	62,797.4	1,809.7
Other assets				1,371.0	2,679.7	77.2
Consolidated debits				4,331.6	3,227.0	93.0

Total assets				102,364.5	101,347.2	2,920.7

Short-term bank borrowings/loans(10)				13,983.1	13,453.8	387.7
Long-term bank borrowings/loans(11)				30,674.3	30,553.7	880.5
Other liabilities and minority interest				19,746.8	21,622.9	623.2

Total liabilities and minority interest				64,404.2	65,630.4	1,891.4

Shareholders’ equity				37,960.3	35,716.8	1,029.3

(1)	Excludes goodwill amortization for purposes of this table only.
(2)	Included in general and administrative expenses in our consolidated financial statements.
(3)	Derived by netting “investment income under equity method” in non-operating income and “investment loss under equity method” in non-operating expenses in our consolidated financial statements.
(4)	Included in “investment loss under equity method” in non-operating expenses in our consolidated financial statements.
(5)	Derived by netting “interest” in non-operating income and “interest” in non-operating expenses in our consolidated financial statements.
(6)	Derived by netting “others” in non-operating income and “others” in non-operating expenses in our consolidated financial statements.
(7)	The numerator of both basic and diluted earnings per share is calculated with consideration of the adjustment of ASE Test’s basic and diluted earnings per share. See notes 19 and 27(i) to our consolidated financial statements.
(8)	Dividends per common share issued as a stock dividend.
(9)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and employee stock bonuses. Beginning in 2002, common shares held by consolidated subsidiaries are classified for accounting purposes as “treasury stock”, and are deducted from the number of common shares outstanding.

(10)	Includes current portions of long-term debt and long-term payable for investments.
(11)	Excludes current portion of long-term debt and long-term payable for investments.
(12)	Includes proceeds from the sale of common shares, including common shares represented by global depositary shares, by affiliates of ASE Inc. and proceeds from the sale of ordinary shares of ASE Test by ASE Inc.
(13)	Includes proceeds from primary offerings of common shares represented by ADSs by ASE Inc., and of ordinary shares by ASE Test.
(14)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

       The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Statements”.

Overview

       We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues decreased from NT$50,893.4 million in 2000 to NT$38,367.8 million in 2001, primarily as a result of a severe downturn in the semiconductor industry, but increased to NT$45,586.8 million (US$1,313.7 million) in 2002, reflecting a modest recovery in the semiconductor industry and increased outsourcing of the packaging of advanced package types such as ball grid array, or BGA. The decrease in our net revenues from 2000 to 2001 was across each of the principal end-use applications of the semiconductors that we packaged and tested — communications, personal computers and consumer electronics. In 2002, we experienced a gradual improvement in our net revenues compared to 2001 across each of the end-use applications of the semiconductors that we packaged and tested. This improvement was generally concentrated in the packaging of more advanced package types and the testing of more complex, high-performance semiconductors.

Pricing and Revenue Mix

       We price our services on a cost-plus basis, taking into account the actual costs involved in providing these services, with reference to prevailing market prices. The majority of our prices and revenues are denominated in U.S. dollars. However, as more than half of our costs, including most of our labor and overhead costs, are denominated in NT dollars, we consider the NT dollar to be our functional currency. Furthermore, the majority of our financing costs are denominated in NT dollars.

       The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than that experienced in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices which resulted in our company incurring a net loss in 2001 and a significant decrease in net income in 2002, as compared with the years prior to 2001.

       In 2000, 2001 and 2002, packaging revenues accounted for 74.7%, 75.3% and 77.9% while testing revenues accounted for 25.1%, 24.7% and 22.1%, respectively, of our net revenues. Testing revenues as a percentage of our net revenues have decreased in 2001 and 2002 as the average selling prices of our testing services are more severely affected by the downturn in the semiconductor industry than the average selling prices of our packaging services. In periods of an industry downturn, the decline in the average selling prices of our testing services is often exacerbated by the decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by the intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand, such as in 2001, in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations.

       The growth rate for outsourced semiconductor testing services has slowed as a result of the industry downturn in 2000 and 2001. However, we believe that the market for outsourced semiconductor testing services has more potential for growth than the market for outsourced semiconductor packaging services over the long term for two reasons. First, the portion of the semiconductor testing market that is currently accounted for by independent testing service providers is smaller than that for packaging. Second, the large capital expenditures needed for increasingly sophisticated testing equipment, as compared to less expensive packaging equipment, are also a driver for further outsourcing of testing services by integrated device manufacturers.

       Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenues derived from packaging more advanced package types, such as BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. We intend to continue focusing on packaging more advanced package types, such as BGA and flip-chip BGA, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technology, in order to mitigate the effects of declining average selling prices on our profitability.

High Fixed Costs

       Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of packaging and testing equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates could have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units.

       The current generation of advanced testers typically cost between US$2.0 million and US$5.0 million each, while wire bonders used in packaging typically cost approximately US$100,000 each. In 2000, 2001 and 2002, our depreciation expense as a percentage of net revenues was 15.7%, 27.0% and 25.0%, respectively. The significant increase in depreciation expense as a percentage of net revenues in 2001 and 2002 compared to 2000 was primarily a result of the lower net revenues during 2001 and 2002 compared to 2000 and our capacity expansion in 2000. We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions such as 2001 and 2002, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation expense relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

Raw Material Costs

       Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2000, 2001 and 2002, raw material cost as a percentage of our net revenues was 28.7%, 30.7% and 30.2%, respectively. We expect interconnect materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue to develop and enhance our in-house interconnect materials capabilities through ASE Material in order to maintain and enhance our profitability, ensure an adequate supply of interconnect materials at competitive prices and reduce production time.

Goodwill Amortization

       Our operating income and non-operating income in recent years have been affected by goodwill amortization charges in connection with the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but at least 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the book value per share of those shares. The goodwill generated is amortized over ten years. Goodwill amortization from the purchases of shares of consolidated subsidiaries are recognized under general and administrative expense. Goodwill amortization from on the purchases of shares of companies accounted for using the equity method are recognized as a debit under investment income. Transactions which created significant goodwill charges were (1) the purchase of additional ordinary shares of ASE Test in the open market in 2002, (2) the purchase of additional ordinary shares of ASE Test in 2001 from two of our directors at the prevailing market price, (3) the purchase of a total of 26,250,000 shares of ISE Labs in 1999, 2000 and 2002 and (4) the open market purchase of shares of Universal Scientific between 1999 and 2000. See “Related Party Transactions” and note 10 to our consolidated financial statements.

Critical Accounting Policies and Estimates

       Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for deferred income tax assets, useful lives of properties, realizability of long-term assets, goodwill and the valuation of marketable securities and long-term investments. We base our estimates on historical experience and other assumptions which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are the most critical to our consolidated financial statements.

       Revenue recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services. We do not take ownership of: (1) bare semiconductor wafers received from customers that we package into finished semiconductors, and (2) packaged semiconductors received from customers that we test. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are: (1) persuasive evidence that the services provided exist, (2) the selling price is fixed or determinable and (3) collectibility is reasonably assured. These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 issued by the United States Securities and Exchange Commission, or SEC. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

       Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are of a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. Based on our experience, we currently maintain an allowance for the account receivables of these other customers which average between 3% and 4%, on a consolidated basis, of our net revenues. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

       Inventories. Inventories are recorded at cost when acquired and stated at the lower of weighted average cost or market value. Market value for finished goods and work in process is the net realized value. Market value for raw materials, supplies and spare parts is the replacement cost. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

       Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred tax assets. We record a valuation allowance to reduce our deferred income tax assets to an amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made.

       Useful Lives of Properties. Our operations are capital intensive and we have significant investments in expensive packaging and testing equipment. Properties represented 55.9%, 57.0% and 60.2% of our total assets as of December 31, 2000, 2001 and 2002, respectively. We depreciate our properties based on our estimate of their economic useful lives to us, which is in turn based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated packaging and testing technologies and processes. If we subsequently determine that the actual useful life of properties is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation expense and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have a smaller depreciation expense and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate or are required to be changed in the future, our net income in future periods would be affected.

       Realizability of Long-Term Assets. We are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We have adopted U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, “Accounting for the Impairment for Disposal of Long-Lived Assets” to account for the impairment of our long-lived assets under both ROC GAAP and US GAAP. In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. For example, in 2002, we took a NT$1,225.6 million (US$35.3 million) impairment charge against some of our testing equipment to reflect the decline in economic value of these equipment.

       Goodwill. Under US GAAP, goodwill recognized prior to June 30, 2001 is recognized as an asset and amortized over its estimated useful life. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The U.S. Financial Accounting Standards Board, or FASB, recently issued U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”. U.S. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under U.S. SFAS No. 142, goodwill and intangibles are evaluated at least annually to determine if an impairment writedown is required. Under US GAAP, we realized an impairment charge at December 31, 2002 related to the goodwill from the acquisition of ASE Test. See “— US GAAP Reconciliation”. We continue to carry goodwill resulting from the acquisition of ASE Korea and the purchase of shares of ISE Labs and Universal Scientific, and will have to assess such goodwill for impairment on at least an annual basis in the future. If events and circumstances deteriorate in the future, the value of the goodwill could be further impaired under US GAAP.

       Valuation of Marketable Securities and Long-term Investments. Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value and are classified as trading or long-term investments depending on management’s intent to hold the security for long-term investment purposes. Trading securities are primarily mutual funds with readily determinable market values. We hold significant long-term investments in public and non-public entities. We periodically evaluate these long-term investments based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment as a significant decline in the market price may not be the best indicator of impairment. Under US GAAP, we evaluate long-term investments using the above mentioned criteria and to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. The methods to measure the amount of impairment under ROC GAAP and US GAAP may be based on different estimates of fair value depending on the circumstances. Under US GAAP, market price is to be used, if available, to determine the fair value. Under ROC GAAP, however, if the market price is deemed to be a result of an inactive market, other measures of fair value may be used. Several of the long-term investments held by us are accounted for under the equity method. Any significant decline in the operations of an equity-method investee could affect the value of the long-term investment and an impairment charge may occur.

       In determining whether an other-than-temporary impairment occurred in our long-term investments as of December 31, 2002, no amount was recorded under ROC GAAP based on the difference between the carrying value and the net-asset value of the investee with adjustments made to significant assets of the investee using appraised values and other appropriate information. The amount recorded under US GAAP was based on the market price of the stock of the investee at December 31, 2002. The difference resulted in an additional impairment charge for 2002 under US GAAP. See “— US GAAP Reconciliation”.

Results of Operations

       The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

	Year Ended
	December 31,

	2000	2001	2002

	(percentage of net
	revenues)
ROC GAAP:
Net revenues	100.0%	100.0%	100.0%
Packaging	74.7	75.3	77.9
Testing	25.1	24.7	22.1
Other	0.2	0.0	0.0
Cost of revenues	(69.9)	(85.9)	(84.4)
Gross profit	30.1	14.1	15.6
Operating expenses	(10.7)	(15.3)	(17.1)
Operating income (loss)	19.4	(1.2)	(1.5)
Non-operating income (expenses)	(2.9)	(6.6)	(4.4)
Income (loss) before income tax and minority interest	16.5	(7.8)	(5.9)
Income tax benefit (expense)	(2.1)	0.5	2.5
Income (loss) before minority interest	14.4	(7.3)	(3.4)
Extraordinary loss	—	(0.4)	(0.1)
Minority interest in net (income) loss of subsidiary	(2.9)	2.1	3.8
Net income (loss)	11.5%	(5.6)%	0.3%

       The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin.

	Year Ended
	December 31,

	2000	2001	2002

ROC GAAP:
Gross margin
Packaging	26.3%	16.0%	17.6%
Testing	41.5%	8.3%	8.4%
Total	30.1%	14.1%	15.6%

       The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,

	2000	2001	2002

	(percentage of net
	revenues)
ROC GAAP:
Cost of revenues
Raw materials	28.7%	30.7%	30.2%
Labor	12.9	14.6	14.8
Depreciation	15.7	27.0	25.0
Other	12.6	13.6	14.4

Total cost of revenues	69.9%	85.9%	84.4%

Operating expenses
Selling	2.0%	2.3%	2.0%
General and administrative(1)	5.1	7.3	8.8
Goodwill amortization(2)	1.1	1.8	1.8
Research and development	2.5	3.9	4.5

Total operating expenses	10.7%	15.3%	17.1%

(1)	Excludes goodwill amortization for purposes of this table only.
(2)	Included in general and administrative expense in our consolidated financial statements.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

       Net Revenues. Net revenues increased 18.8% to NT$45,586.8 million (US$1,313.7 million) in 2002 from NT$38,367.8 million in 2001. Packaging revenues increased 22.9% to NT$35,515.4 million (US$1,023.5 million) in 2002 from NT$28,898.2 million in 2001. Testing revenues increased 6.4% to NT$10,060.6 million (US$289.9 million) in 2002 from NT$9,459.3 million in 2001. The increase in packaging and testing revenues was primarily due to an increase in packaging and testing volume, which was partly offset by a decrease in the average selling prices for packaging and testing services. The increase in volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The decrease in the average selling prices reflected the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as our BGA packages and fine-pitch packages, which typically command higher average selling prices, accounted for a greater portion of the packaging volume, and as we tested more complicated semiconductor devices, which generally command higher prices.

       Gross Profit. Gross profit increased 31.1% to NT$7,094.6 million (US$204.5 million) in 2002 from NT$5,410.8 million in 2001. Our gross margin increased to 15.6% in 2002 compared to 14.1% in 2001, primarily as a result of decreased depreciation expense as a percentage of net revenues. Our gross margin for packaging increased to 17.6% in 2002 from 16.0% in 2001. This increase was primarily due to a decrease in depreciation expense as a percentage of packaging revenues as a result of improved capacity utilization rates, as well as a decrease in raw material costs as a result of an increase in our sourcing of packaging materials from ASE Material. Our gross margin for testing increased to 8.4% in 2002 from 8.3% in 2001. This slight increase was primarily due to higher capacity utilization rates, which was partially offset by a decrease in average selling prices. Depreciation expense in 2002 was NT$11,398.3 million (US$328.5 million), compared to NT$10,375.0 million in 2001. This increase was due to increased capital expenditures in 2002. As a percentage of net revenues, depreciation expense decreased to 25.0% in 2002 from 27.0% in 2001, reflecting higher capacity utilization rates in 2002.

       Operating Income (Loss). We had an operating loss of NT$685.2 million (US$19.7 million) in 2002 compared to operating loss of NT$462.1 million in 2001. Operating margin decreased to negative 1.5% in 2002 compared to negative 1.2% in 2001. This decrease was primarily due to an asset impairment charge of NT$1,225.6 million (US$35.3 million) booked under general and administrative expenses. Operating expenses increased 32.5% to NT$7.779.8 million (US$224.2 million) in 2002 compared to NT$5,872.9 million in 2001. The increase in operating expenses was primarily due to higher general and administrative, goodwill amortization and research and development expenses. Selling expense increased 3.6% to NT$909.4 million (US$26.2 million) in 2002 from NT$877.9 million in 2001. Selling expense amounted to 2.0% of our net revenues in 2002 compared to 2.3% in 2001. General and administrative expenses, excluding goodwill amortization, increased 43.2% to NT$4,005.8 million (US$115.4 million) in 2002 from NT$2,797.6 million in 2001. This increase was primarily due to the asset impairment charge of NT$1,225.6 million (US$35.3 million) booked under general and administrative expenses. General and administrative expense, excluding goodwill amortization, amounted to 8.8% of our net revenues in 2002 compared to 7.3% in 2001. Goodwill amortization expense increased 17.7% to NT$815.6 million (US$23.5 million) in 2002 from NT$692.9 million in 2001. This increase was primarily due to additional goodwill amortization expense resulting from our purchase of shares of ASE Test and ISE Labs in 2001 and 2002. Goodwill amortization expense amounted to 1.8% of our net revenues in 2002 compared to 1.8% in 2001. Research and development expense increased 36.2% to NT$2,049.0 million (US$59.0 million) in 2002 from NT$1,504.5 million in 2001. This increase was largely a result of an increase in the number of research and development employees, an increase in factory supplies expense as well as an increase in depreciation charges associated with testers and other equipment dedicated to research and development uses. Research and development expense amounted to 4.5% of our net revenues in 2002 compared to 3.9% in 2001.

       Net Non-Operating Income (Expense). We recorded a net non-operating loss of NT$2,024.5 million (US$58.3 million) in 2002 compared to a net non-operating loss of NT$2,523.4 million in 2001. This decrease was primarily a result of a decrease in net long-term investment loss and a decrease in net interest expense, which were partially offset by our incurring of a net foreign exchange loss. Net investment loss decreased 67.1% to NT$410.3 million (US$11.8 million) in 2002 from NT$1,246.8 million in 2001. The significantly larger net investment loss in 2001 was primarily due to a one-time write down of goodwill arising from our investment in Hung Ching as a result of the prolonged weakness of Hung Ching’s stock price, as well as the improvement in the financial performance of Hung Ching and Universal Scientific in 2002 compared to 2001. Net interest expense decreased 9.2% to NT$1,578.6 million (US$45.5 million) in 2002 from NT$1,739.3 million in 2001, primarily due to lower market interest rates in 2002 as well as the refinancing of certain of our long-term debt. We recorded a net foreign exchange loss of NT$397.9 million (US$11.5 million) in 2002 compared to net foreign exchange gain of NT$247.5 million in 2001. The net foreign exchange loss in 2002 was primarily due to the depreciation of the NT dollar, which had a negative impact on our U.S. dollar-denominated and Japanese yen-denominated liabilities.

       Net Income (Loss). As a result of the foregoing, we had a loss before minority interest of NT$1,569.4 million (US$45.2 million) in 2002 compared to a loss before minority interest of NT$2,786.3 million in 2001. After excluding minority interest in the net losses of our subsidiaries of NT$1,733.0 million (US$49.9 million) and taking into account an extraordinary loss of NT$34.6 million (US$1.0 million) due to our repurchase of US$68 million in aggregate principal amount of our US$200 million zero coupon convertible bonds due 2002, we had net income of NT$129.0 million (US$3.7 million) in 2002. In 2001, we recorded a net loss, after excluding minority interest in the net loss of our subsidiaries of NT$788.7 million and taking into account an extraordinary loss of NT$144.6 million due to our repurchase of US$131 million in aggregate principal amount of our US$200 million zero coupon convertible bonds due 2002, of NT$2,142.2 million. The net income per ADS was NT$0.21 in 2002 compared with net loss per ADS of NT$3.29 in 2001. We had an income tax benefit of NT$1,140.3 million (US$32.9 million) in 2002 compared to an income tax benefit of NT$199.2 million in 2001, primarily as a result of the additional tax credits generated by ASE Inc. in 2002 from qualifying equipment purchases. See “— Taxation”.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

       Net Revenues. Net revenues decreased 24.6% to NT$38,367.8 million in 2001 from NT$50,893.4 million in 2000. Packaging revenues decreased 24.0% to NT$28,898.2 million in 2001 from NT$38,028.8 million in 2000. Testing revenues decreased 25.9% to NT$9,459.2 million in 2001 from NT$12,768.4 million in 2000. The decreases in packaging and testing revenues were primarily due to an industry downturn commencing in the fourth quarter of 2000, resulting in a decrease in the average selling prices and volumes for packaging and testing services. This decrease was partially offset by a change in the revenue mix as our BGA packages and fine-pitch packages, which typically command higher average selling prices, accounted for a greater portion of the packaging volume, and as we tested more complex high-performance semiconductors, which generally command higher prices.

       Gross Profit. Gross profit decreased 64.7% to NT$5,410.8 million in 2001 from NT$15,326.1 million in 2000. Our gross margin decreased to 14.1% in 2001 from 30.1% in 2000, primarily as a result of increased depreciation expense and increased raw materials costs, all as a percentage of net revenues. Our gross margin for packaging decreased to 16.0% in 2001 from 26.3% in 2000. This decrease was primarily due to increases in depreciation expense and raw materials costs, all as a percentage of packaging revenues. Our gross margin for testing decreased to 8.3% in 2001 from 41.5% in 2000. This decrease was primarily due to increases in depreciation expense and plant and machine rental costs, all as a percentage of testing revenues. Raw material costs in 2001 were NT$11,776.2 million, or 30.7% of net revenues, compared to NT$14,620.4 million, or 28.7% of net revenues, in 2000. The increase in raw material costs was largely a result of products with higher raw material costs, such as BGA packages, accounting for a larger proportion of our packaging services. Depreciation for 2001 was NT$10,375.0 million, compared to NT$7,992.3 million in 2000. This increase was primarily due to the full year effect of our capacity expansion in 2000. As a percentage of net revenues, depreciation increased to 27.0% in 2001 from 15.7% in 2000, principally as a result of the significant decrease in our net revenues and higher depreciation in 2001.

       Operating Income (Loss). We incurred an operating loss of NT$462.1 million in 2001 compared to an operating income of NT$9,877.1 million in 2000. Operating margin decreased to negative 1.2% in 2001 compared to 19.4% in 2000. Operating expenses increased 7.8% to NT$5,872.9 million in 2001 compared to NT$5,449.0 million in 2000. This was primarily due to higher general and administrative, goodwill amortization and research and development expenses, partially offset by lower selling expense. Selling expense decreased 14.0% to NT$877.9 million in 2001 from NT$1,020.5 million in 2000. This decrease reflected decreased sales in 2001. Selling expense represented 2.3% of our net revenues in 2001 compared to 2.0% in 2000. General and administrative expenses, excluding goodwill amortization, increased 7.3% to NT$2,797.6 million in 2001 from NT$2,606.2 million in 2000. This increase was primarily due to increases in cash bonuses and directors’ compensation of our subsidiaries paid in 2001 with respect to the preceding fiscal year. General and administrative expense, excluding goodwill amortization, represented 7.3% of our net revenues in 2001 compared to 5.1% in 2000. Goodwill amortization expense increased 23.8% to NT$692.9 million in 2001 from NT$559.8 million in 2000. This increase was primarily due to additional goodwill amortization expense resulting from our purchase of additional shares of ASE Test in 2001. Goodwill amortization expense represented 1.8% of our net revenues in 2001 compared to 1.1% in 2000. Research and development expense increased 19.2% to NT$1,504.5 million in 2001 from NT$1,262.5 million in 2000. This increase was largely a result of an increase in the number of research and development employees as well as an increase in depreciation charges associated with testers and other equipment dedicated to research and development uses. Research and development expense accounted for 3.9% of our net revenues in 2001 compared to 2.5% in 2000.

       Net Non-Operating Income (Expense). We recorded a net non-operating loss of NT$2,523.4 million in 2001 compared to a net non-operating loss of NT$1,473.5 million in 2000. This was primarily a result of an increase in net interest expense, an increase in net investment loss on long-term investments and a decrease in net foreign exchange gain. Net interest expense increased 13.1% to NT$1,739.3 million in 2001 from NT$1,538.0 million in 2000. This increase was primarily a result of increased debt financing incurred in 2001, which was partially offset by higher interest income resulting from higher cash balances resulting from our offering of ADSs in September 2000. We recorded a net investment loss of NT$1,246.8 million in 2001 as compared to a net investment loss of NT$167.3 million in 2000. The loss was principally a result of a one-time write down of goodwill in the amount of NT$475.6 million arising from our investment in Hung Ching due to the prolonged weakness of Hung Ching’s stock price, as well as the goodwill amortization associated with our purchase of the shares of, and the net investment losses incurred by, Hung Ching and Universal Scientific. We recorded a net foreign exchange gain of NT$247.5 million in 2001 compared to net foreign exchange gain of NT$302.7 million in 2000. These foreign exchange gains were primarily due to the Japanese yen’s depreciation, which reduced the NT dollar value of our Japanese yen denominated liabilities.

       Net Income (Loss). As a result of the foregoing, we had a loss before minority interest of NT$2,786.3 million in 2001 compared to income before minority interest of NT$7,337.8 million in 2000. After excluding minority interest in the net losses of our subsidiaries of NT$788.7 million and taking into account an extraordinary loss of NT$144.6 million due to our repurchase of US$131 million in aggregate principal amount of our US$200 million zero coupon bonds due 2002, we had a net loss of NT$2,142.2 million in 2001. In 2000, we recorded net income, after excluding minority interest in the net income of our subsidiaries of NT$1,500.6 million, of NT$5,837.2 million. The net loss per ADS was NT$3.29 for 2001 compared with net income per ADS of NT$9.01 for 2000. As a result of our net loss in 2001, we had an income tax benefit of NT$199.2 million in 2001 compared to an income tax expense of NT$1,065.8 million in 2000.

Quarterly Net Revenues, Gross Profit and Gross Margin

       The following table sets forth our unaudited consolidated net revenues, gross profit and gross margin for the quarterly periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included in this prospectus. Our net revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly net revenues, gross profit and gross margin may fluctuate significantly.

	Quarter Ended

	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2002	2002	2002	2002	2003

	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

	(in millions)
Consolidated Net Revenues:
Packaging	6,273.5	6,406.8	8,075.5	7,814.6	8,437.5	9,205.8	10,057.5	9,021.5
Testing	2,204.3	1,970.3	2,179.1	2,227.4	2,390.4	2,654.8	2,788.0	2,534.7
Other	4.6	3.7	—	1.7	0.6	0.3	8.2	28.2

Total	8,482.4	8,380.8	10,254.6	10,043.7	10,828.5	11,860.9	12,853.7	11,584.4

Consolidated Gross Profit:
Packaging	779.0	846.7	1,493.5	1,281.9	1,507.5	1,598.2	1,867.8	1,159.9
Testing	103.5	(138.9)	(57.7)	(34.2)	132.4	287.1	455.9	355.3
Other	(0.1)	0.6	1.4	0.2	—	(0.1)	(2.1)	(4.1)

Total	882.4	708.4	1,437.2	1,247.9	1,639.9	1,885.2	2,321.6	1,511.1

Consolidated Gross Margin:
Packaging	12.4%	13.2%	18.5%	16.4%	17.9%	17.4%	18.6%	12.9%
Testing	4.7%	(7.0)%	(2.6)%	(1.5)%	5.5%	10.8%	16.4%	14.0%
Total	10.4%	8.5%	14.0%	12.4%	15.1%	15.9%	18.1%	13.0%

       Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. Beginning the second quarter of 2002, we experienced an improvement in our net revenues as a result of a modest recovery in the semiconductor industry. However, in the first quarter of 2003, our net revenues were adversely affected by global political and economic conditions. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Risk Factors — Risks Relating to Our Business — Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment”.

       Our testing operations historically have higher gross margins than our packaging operations. However, during periods of lower-than-normal capacity utilization, such as the last three quarters of 2001 and the full year of 2002, our testing operations have experienced lower gross margins than our packaging operations.

Liquidity and Capital Resources

       We have historically been able to satisfy our working capital needs from cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and long-term borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging and testing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See “Risk Factors — Risks Relating to Our Business — Our operating results are subject to significant fluctuations, which would adversely affect the market value of your investment”. The average selling prices of our packaging and testing services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. Other than as described in “— Off-Balance Sheet Arrangements”, we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our working capital or capacity expansion.

       Net cash provided by operating activities amounted to NT$11,313.8 million (US$326.0 million) for 2002, partly as a result of adjusting for non-cash depreciation and amortization, including amortization of consolidated debits, of NT$13,101.9 million (US$377.6 million). Our net cash provided by operating activities amounted to NT$11,578.4 million for 2001, partly as a result of adjusting for non-cash depreciation and amortization, including amortization of consolidated debits, of NT$11,820.2 million. Our net cash provided by operating activities amounted to NT$17,459.9 million for 2000, partly as a result of adjusting for non-cash depreciation and amortization, including amortization of consolidated debits, of NT$9,153.6 million. The decline in net cash generated by operating activities in 2002 and 2001 compared to 2000 was primarily due to the significant decreases in our net income in 2002 and 2001 compared to a net profit of NT$5,837.2 million in 2000. Depreciation and amortization increased in 2002 compared to 2001, primarily due to an increase in capital expenditures in 2002. Depreciation and amortization increased in 2001 compared to 2000, primarily as a result of the full-year effect of our capacity expansion in 2000.

       Net cash used in investing activities decreased to NT$13,167.2 million (US$379.5 million) for 2002 from NT$15,051.2 million in 2001. This decrease reflected a decrease in short-term investments, which was partially offset by the purchase of the shares of ISE Labs and an increase in acquisition of fixed assets. Net cash used in investing activities decreased to NT$15,051.2 million in 2001 from NT$33,392.0 million in 2000. This decrease was primarily due to a significant decrease in the acquisition of machinery and equipment for our packaging, testing and interconnect materials operations to NT$8,024.9 million in 2001 from NT$27,154.2 million in 2000.

       Net cash provided by financing activities for 2002 amounted to NT$530.5 million (US$15.3 million). This amount reflected proceeds from short-term and long-term debt of NT$1,797.5 million (US$51.8 million), which was partially offset by the payment of NT$1,674.1 million (US$48.2 million) for the repurchase of the remaining outstanding portion of our US$200 million zero coupon convertible bonds due 2002. Net cash provided by financing activities in 2001 amounted to NT$603.5 million. This amount primarily reflected proceeds from long-term debt of NT$9,746.6 million, which was partially offset by the payment of NT$1,568.1 million to a sinking fund in connection with our US$200 million zero coupon convertible bonds due 2002 and by the payment of NT$6,066.0 million for the repurchase of a portion of our US$200 million zero coupon convertible bonds due 2002. Net cash provided by financing activities in 2000 amounted to NT$17,607.3 million, primarily reflecting proceeds of NT$4,151.3 million from our offering of ADSs in September 2000 and the increase of NT$9,854.5 million in minority interest resulting from the equity offering by ASE Test in 2000.

       As of December 31, 2002, our primary source of liquidity was NT$10,381.9 million (US$299.2 million) of cash and cash equivalents and NT$2,038.0 million (US$58.7 million) of short-term investments. Our short-term investments primarily consisted of investments in fixed income mutual funds. As of December 31, 2002, we had total availability under existing short-term lines of credit of NT$12,764.6 million (US$367.9 million), of which we had borrowed NT$6,288.6 million (US$181.2 million). The interest rate for borrowings under these facilities ranged from 0.88% to 7.00% per year as of December 31, 2002, as compared to 0.85% to 7.30% per year as of December 31, 2001. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. We believe that our existing credit lines under our short-term loan facilities, together with cash generated from our operations, are sufficient to finance our working capital needs for the next 12 months. As of December 31, 2002, we had working capital of NT$2,641.8 million (US$76.1 million).

       Our long-term liabilities consist primarily of bank loans. As of December 31, 2002, we had outstanding long-term bank loans, less current portion, of NT$23,009.6 million (US$663.1 million). These long-term bank loans carried variable interest rates which ranged between 0.88% and 7.92% per year as of December 31, 2002, as compared to 0.86% to 7.92% per year as of December 31, 2001. We have pledged a portion of our assets, with a carrying value of NT$15,823.8 million (US$456.0 million) as of December 31, 2002, to secure our obligations under our short-term and long-term facilities.

       In December 2002, we entered into a NT$7.0 billion three-year syndicated credit facility, for which Citibank N.A., Taipei Branch acted as the lead arranger. We used NT$5.2 billion (US$149.9 million) of the amount available under the facility to refinance a NT$5.2 billion syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead arranger, entered into on June 22, 2001. The remaining NT$1.8 billion (US$51.9 million) was used to repay a portion of our existing revolving credit lines.

       In November 1997, we issued US$200 million in aggregate principal amount of zero coupon convertible bonds due 2002. These bonds had an implied interest rate of 6.37%, and were convertible into our common shares. These bonds, which matured in November 2002, were convertible at the option of the holders from December 1997 through October 2002. As of November 2002, we had repurchased in the open market all of the outstanding bonds.

       Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as liquidity ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.

       The reduced levels of operating cash flow as a result of the downturn in the semiconductor industry resulted in our failure on June 30, 2001 to comply with the interest coverage ratio under our NT$5.2 billion three-year syndicated credit facility. We successfully obtained a waiver for the breach and an amendment to the interest coverage ratio from Citibank, N.A., as manager on behalf of the syndicate, in November 2001. We cannot assure you that we will be able to remain in compliance with our financial covenants under our loan agreements. In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed. See “Risk Factors — Risks Relating to Our Business — Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations”.

       The following table sets forth the maturity of our contractual obligations as of December 31, 2002.

	Payments Due by Period

					After
Contractual Obligations	Total	Under 1 Year	1 to 3 Years	4 to 5 Years	5 Years

	NT$	NT$	NT$	NT$	NT$

	(in millions)
Long-term debt	33,924.4	6,008.7	26,821.4	1,067.6	26.7
Capital lease obligations	467.4	193.7	273.7	—	—
Operating leases	1,707.9	317.4	554.7	461.9	373.9
Payable for investment	3,327.1	962.8	2,364.3	—	—

Total	39,426.8	7,482.6	30,014.1	1,529.5	400.6

       The payable for investment category set forth above relates to our earn-out arrangement with Motorola in connection with our acquisition of ASE Chung Li and ASE Korea in 1999. Under the arrangement, a portion of the purchase price would be paid in installments ending in July 2004 contingent upon certain targets of revenues from packaging and testing services provided to Motorola being met. See note 25 to our consolidated financial statements included in this prospectus. In addition to the contractual obligations set forth above, as of December 31, 2002, we had made commitments to purchase approximately NT$3,462.6 million (US$99.8 million) of machinery and equipment, which may be canceled subject to the payment of certain penalties. We also have continuing obligations to make cash royalty payments under our technology license agreements for the procurement of the manufacturing technology for certain products. Under these agreements, we are obligated to pay royalties equal to a specified percentage of quantities. The royalties we paid amounted to NT$199.8 million, NT$151.2 million and NT$176.7 million (US$5.1 million) in 2000, 2001 and 2002, respectively.

       Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2002, we endorsed and guaranteed the promissory notes of our subsidiaries in the amount of NT$6,341.4 million (US$182.7 million). Other than such guarantees, we have no other contingent obligations. See note 21 to our consolidated financial statements.

       We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

	(in millions)
Machinery and equipment	27,154.2	8,024.9	13,786.8	397.3
Building and improvements	4,309.3	3,540.8	1,963.0	56.6

       We have budgeted capital expenditures of approximately NT$13,880.0 million (US$400.0 million) to NT$17,350.0 million (US$500.0 million) for 2003, primarily to purchase machinery and equipment in connection with the expansion of our packaging, testing, and interconnect materials operations. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Risk Factors — Risks Relating to Our Business — Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected”.

       We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. We have contractual obligations of NT$37,496.7 million (US$1,080.6 million) due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

       From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We currently have no commitments to make any material investment, acquisition or divestment. In July 2000, our shareholders approved a resolution which authorizes our board of directors to make investments in the People’s Republic of China. However, the ROC government currently restricts certain types of investments by ROC companies in the People’s Republic of China. We intend to consider establishing semiconductor packaging, testing and interconnect materials operations in the People’s Republic of China if ROC investment law and policy is amended to permit such investments, and if suitable opportunities are available at that time.

Off-Balance Sheet Arrangements

       We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2002, there were no outstanding interest rate swap transactions. In addition, we have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2002, we had US$20.0 million outstanding in foreign currency option contracts and US$10.0 million outstanding in forward exchange contracts. See “— Market Risk”.

Inflation

       We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

       The regular corporate income tax rate in the ROC applicable to us is 25%. We have obtained preferential tax treatment under the tax laws of the ROC and Malaysia. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in an “important technology industry”, we have a tax exemption on income derived from the packaging of BGA products which expires at the end of 2005. In addition, ASE Electronics (M) Sdn, Bhd., or ASE Test Malaysia, qualified as a “pioneer” company in Malaysia and enjoyed a tax exemption which expired on June 30, 1999. ASE Test Malaysia subsequently obtained the status as “high-tech pioneer” and was granted a five-year tax exemption which expires on June 30, 2004. These tax exemptions resulted in tax savings for us of approximately NT$700.7 million, NT$26.4 million and NT$52.1 million (US$1.5 million) in 2000, 2001 and 2002, respectively.

       We also have tax credits under the ROC Statute of Upgrading Industries. Under the previous tax credit rules, we obtained a tax credit of 20% for the purchase of equipment manufactured in Taiwan and 10% for the purchase of equipment manufactured outside Taiwan. In

April 2002, the ROC Executive Yuan amended the tax credit rules and adopted a 13% rate of tax credit to be applied to the purchase of equipment regardless of where it was manufactured.

       Under ROC tax laws, we may apply for additional tax holidays upon receipt of cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends. See note 18 to our consolidated financial statements.

       In addition, since we have facilities located in special export zones such as the Nantze Export Processing Zone in Taiwan and the Bayan Lepas Free Industrial Zone in Malaysia, we enjoy exemptions from various import duties and commodity taxes on imported machinery, equipment, raw materials and components. Goods produced by companies located in these zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes.

       Our effective income tax rate was 12.7%, 0% and 0% in 2000, 2001 and 2002, respectively. The effective tax rate was significantly lower in 2001 and 2002 because we incurred a net loss before income tax, minority interests acquisition and extraordinary loss in those periods, which resulted in income tax benefits of NT$247.3 million and NT$1,151.9 million (US$33.2 million) in 2001 and 2002, respectively.

       The net deferred tax assets in 2001 consisted primarily of tax credit that we utilized in 2002 and expect to utilize thereafter. These tax credits were generated primarily as a result of our purchase of packaging equipment for our facilities in Kaohsiung, Taiwan. In 2002, we generated sufficient taxable income to utilize these tax credits, and thus realized the current portion of the net deferred tax assets recorded at December 31, 2001. We generated additional tax credits in 2002 and believe that the future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2002.

       In 1997, the ROC Income Tax Law was amended whereby, effective from January 1, 1998, all retained earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. As a result, if we do not distribute all of our annual retained earnings generated after January 1, 1998 as either cash or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax.

Market Risk

       Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes.

       Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate debt, which is normally incurred to support our corporate activities and capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but would consider engaging in currency interest rate swaps to lock in favorable currency and interest rate levels from time to time, if available, on terms considered attractive by us. No interest rate derivative contracts were outstanding as of December 31, 2002.

       The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.

	As of December 31, 2002

	Expected Maturity Date

	2003	2004	2005	2006	2007	Total	Fair Value

	(in millions)
Short-term debt:
Variable rate (NT$)	3,152.4	—	—	—	—	3,152.4	3,152.4
Average interest rate	2.70%	—	—	—	—
Variable rate (US$)	52.5	—	—	—	—	52.5	52.5
Average interest rate	2.60%	—	—	—	—
Variable rate (JP¥)	1,608.7	—	—	—	—	1,608.7	1,608.7
Average interest rate	1.44%	—	—	—	—
Variable rate (KRW)	21,726.8	—	—	—	—	21,726.8	21,726.8
Average interest rate	5.96%	—	—	—	—
Variable rate (EUR)	0.5	—	—	—	—	0.5	0.5
Average interest rate	5.31%	—	—	—	—
Variable rate (RMB)	47.0	—	—	—	—	47.0	47.0
Average interest rate	5.96%	—	—	—	—
Long-term debt:
Variable rate (NT$)	5,315.1	11,691.5	6,283.7	811.5	—	24,101.8	24,101.8
Average interest rate	5.19%	4.07%	4.50%	4.01%	—
Fixed rate (NT$)	18.6	2.1	0.4	—	—	21.1	21.1
Average interest rate	8.53%	3.23%	3.23%	—	—
Variable rate (US$)	1.6	49.7	6.6	4.5	3.6	66.0	66.0
Average interest rate	4.22%	3.45%	5.17%	5.59%	5.93%
Fixed rate (US$)	23.4	153.7	3.0	0.1	—	180.2	180.2
Average interest rate	5.98%	7.32%	9.50%	7.75%	—
Variable rate (JP¥)	—	5,460.4	—	—	—	5,460.4	5,460.4
Average interest rate	—	1.00%	—	—	—
Variable rate (EUR)	—	3.0	—	—	—	3.0	3.0
Average interest rate	—	4.53%	—	—	—

       Foreign Currency Exchange Rate Risk. Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won, Japanese yen and Philippine pesos. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. In 2000, 2001 and 2002, the average exchange rate of the NT dollar to the U.S. dollar was 31.37, 33.91 and 34.53, respectively. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen.

       Foreign currency denominated liabilities as of December 31, 2002 include U.S. dollar debt and Japanese yen debt. As of December 31, 2002, approximately 66.8% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated in NT dollars. As of December 31, 2002, approximately 75.4% of our accounts payable and payable for fixed assets were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we may utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line basis over the life of the contract.

       The table below presents our outstanding foreign currency option contracts and forward exchange contracts as of December 31, 2002.

Foreign Currency Option Contracts	Amount	Maturity

	US$
	(in millions)
Contracts to buy US$ call/NT$ put	5.0	January 2003
Contracts to buy US$ call/NT$ put	5.0	February 2003
Contracts to sell US$ call/NT$ put	10.0	January 2003

Forward Exchange Contracts	Amounts	Maturity

	US$
	(in millions)
Contracts to buy NT$/sell US$	5.0	January 2003
Contracts to buy NT$/sell US$	5.0	February 2003

US GAAP Reconciliation

       Our financial statements are prepared in accordance with ROC GAAP, which differ in significant respects from US GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and US GAAP as of and for the periods indicated.

	As of and for the Year Ended
	December 31,

	2000	2001	2002	2002

	NT$	NT$	NT$	US$

	(in millions)
Net income (loss) in accordance with:
ROC GAAP	5,837.2	(2,142.2)	129.0	3.7
US GAAP	3,930.0	(4,046.6)	(3,074.3)	(88.6)
Shareholders’ equity in accordance with:
ROC GAAP	43,669.2	41,946.3	39,430.7	1,136.3
US GAAP	40,729.1	37,960.3	35,716.8	1,029.3

       Note 26 to our consolidated financial statements provides a description of the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of select items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP, which primarily affect our net income as reported under ROC GAAP, relate to impairment of goodwill and long-term investments and compensation expense pertaining to bonuses to employees, directors and supervisors.

       Effective January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 using a fair value based approach in accordance with the provision of the standard and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately NT$815.6 million (US$23.5 million) for 2002 which continues to be recorded for ROC GAAP purposes. We completed our annual goodwill impairment test at December 31, 2002 and determined impairment of NT$2,213.0 million (US$63.8 million) of the remaining goodwill associated with our purchase of shares of ASE Test.

       ROC GAAP and US GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other-than-temporary. The criteria for determination are similar under ROC GAAP and US GAAP. However, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, US GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. As such, when determining whether an other-than-temporary impairment occurred in our long-term investment in Hung Ching at December 31, 2002, the fair value, under ROC GAAP, was based on the difference between the carrying value and the net-asset value of Hung Ching with adjustments made to significant assets of Hung Ching using appraised values and other appropriate information. Using this method under ROC GAAP, we determined that no impairment occurred in our long-term investment in Hung Ching in 2002. Under US GAAP, we determined an other-than-temporary impairment occurred in our long-term investment in Hung Ching as of December 31, 2002 in the amount of NT$883.6 million (US$25.5 million).

       In 2001, we purchased 2,480,000 shares of ASE Test from two of our directors following their exercise of employee stock options in ASE Test shares. We entered into the transaction in order to maintain our investment in ASE Test at a level above 50% of the outstanding shares of ASE Test. We purchased these shares directly from these two directors based on a 10-day average of the market price of the shares. Although we entered into the transaction in order to maintain our majority ownership of ASE Test and not for compensation purposes, under US GAAP, all shares issued upon the exercise of employee incentive stock options which are repurchased by the ASE Test or ASE Test’s affiliates within six months of exercise results in compensation expense, which in our case equals the excess of the purchase price over the exercise price. The transaction resulted in a US$26.7 million increase in ASE Test’s compensation expense and a corresponding increase in ASE Test’s capital surplus, which in turn led to a NT$908.7 million increase in ASE Inc.’s compensation expense. See “Related Party Transactions”.

       In 1999, three of our consolidated subsidiaries sold an aggregate of 32.5 million ASE Inc. common shares in open market sales. Under US GAAP, when a subsidiary holds its parent’s common shares as investments, the common shares are treated as treasury stock and are presented in the consolidated balance sheet as a deduction to shareholders’ equity. The capital gain or loss from the sale of treasury stock is added to or deducted from the balance of treasury stock. Under ROC GAAP, this treatment is not required and, as a result, the investment in ASE Inc. common shares by its subsidiaries is presented as long-term investment in the consolidated balance sheet and the capital gain or loss from the sale of treasury stock is recognized as income or loss. As a result of these transactions, we recognized under ROC GAAP capital gains on sale of investments of NT$1,388.5 million in 1999. Under US GAAP, these investments in ASE Inc.’s common shares should be classified as treasury stock and the capital gain is not recognized as income but is deducted from treasury stock under capital surplus. Effective January 1, 2002, we adopted the ROC Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock”, which is similar to the accounting and financial statement presentation under US GAAP except the minority ownership portion is deducted from the gross amount of treasury stock for ROC GAAP reporting purposes.

       We paid employee bonuses in 2000 and 2001 in the form of common shares with respect to the results of the preceding fiscal years. We did not pay any employee bonuses in 2002 because we incurred a net loss in 2001. We typically pay all or a portion of employee bonuses in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to employee compensation expense. Under US GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, and correspondingly reduce our net income and income per common share. See “Management — Compensation of Directors, Supervisors and Executive Officers — ASE Inc. Employee Bonus Plan and Stock Option Plans”.

       The amount and the form of the payment of this compensation is subject to approval at our annual general shareholders’ meeting. Under US GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates. For US GAAP purposes, the difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholders’ approval is obtained, which normally occurs during the second quarter of each year. The amount of the adjustment for market price for the purpose of US GAAP reconciliation for the special stock bonus paid in 2000 was allocated over a period of three years commencing in the second quarter of the year following the year in which the bonus was paid, reflecting the additional length of service required from employees who received the special stock bonus.

Recent US GAAP Accounting Pronouncements

       In July 2001, the FASB issued U.S. SFAS No. 141, “Business Combinations”, and U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”. Beginning in the first quarter of 2002, we no longer amortized goodwill and other indefinite-lived intangible assets, but perform impairment tests annually, or earlier if indicators of potential impairment exist. All other intangible assets will continue to be amortized over their estimated useful lives and reviewed for impairment in accordance with U.S. SFAS No. 142.

       U.S. SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill and other indefinite-lived intangible assets, of such unit. If the fair value exceeds the carrying value, no impairment loss is to be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill and other indefinite-lived intangible assets of the unit may be impaired. The amount, if any, of the impairment is then measured in the second step. As a result of adopting U.S. SFAS No. 142 in February 2002, we realized an impairment of goodwill at December 31, 2002 of NT$2,213.0 million (US$63.8 million) relating to the goodwill associated with our purchase of shares of ASE Test.

       In June 2001, the FASB issued U.S. SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. We adopted U.S. SFAS No. 143 on January 1, 2003 and we do not expect U.S. SFAS No. 143 will have a material impact on our US GAAP financial results.

       In June 2002, the FASB issued U.S. SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. U.S. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements”. U.S. SFAS No. 146 superceded EITF No. 94-3, “Liability Recognition for Certain Employee

Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in Restructuring)”, which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/disposal plan. U.S. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Restatement of prior periods is not required. U.S. SFAS No. 146 applies to future restructuring activities and the application of U.S. SFAS No. 146 has no impact on our US GAAP financial results.

       In December 2002, the FASB issued U.S. SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, and amended U.S. SFAS No. 123, “Accounting for Stock Based Compensation”. This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement is effective January 1, 2003. We have elected not to account for stock-based employee compensation using the fair value based method of accounting set forth in U.S. SFAS No. 123 and U.S. SFAS No. 128, but to continue to provide the disclosure requirements under U.S. SFAS No. 123. Accordingly, this statement will not affect our consolidated financial statements until we decide to adopt the fair value based method of accounting set forth in U.S. SFAS No. 123 and U.S. SFAS No. 128.

       In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We are in the process of assessing the impact and currently believe the adoption of recognition and initial measurement requirements of FIN No. 45 will not have a material effect on our financial condition and results of operations.

       In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — An Interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 requires a primary beneficiary to consolidate a variable interest entity, or VIE, if it has a VIE that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN No. 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for compliance is July 1, 2003. We are currently in the process of determining the impact of this statement on our results of operations, financial position and cash flows.

       In November 2002, the FASB Emerging Issues Task Force, or EITF, reached a consensus on EITF No. 21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria, they should be individually accounted for as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items, a residual method must then be used. This method requires the full fair value amount to be allocated to the undelivered items.

This would result in a discount, if any, being allocated to the delivered items. This consensus is effective for bundled sales arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe that the consensus will have a significant impact on our results of operations, financial position and cash flows.

BUSINESS

       We are one of the world’s largest independent providers of semiconductor packaging services and, together with our subsidiary ASE Test, the world’s largest independent provider of semiconductor testing services. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications because of:

•	our ability to provide a broad range of advanced semiconductor packaging and testing services on a large scale turnkey basis;

•	our expertise in developing and providing advanced packaging and testing technologies and solutions;

•	our scale of operations and financial position which enable us to make significant investments in capacity expansion and research and development as well as to make selective acquisitions;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•	our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry.

       We believe that the trend for semiconductor companies to outsource their packaging and testing requirements is accelerating as semiconductor companies increasingly rely on independent providers of foundry and advanced packaging and testing services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking independent packaging and testing companies that can provide turnkey services in order to reduce time-to-market. We believe that our expertise and scale in advanced technology and our ability to integrate our broad range of solutions into turnkey services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

       We believe that we have benefited, and will continue to benefit, from our geographic location in Taiwan. Taiwan is currently the largest center for outsourced semiconductor manufacturing in the world and, in addition, has a high concentration of electronics manufacturing service providers, which are the end users of our customers’ products. Our close proximity to foundries and other providers of complementary semiconductor manufacturing services is attractive to our customers who wish to take advantage of the efficiencies of a total semiconductor manufacturing solution by outsourcing several stages of their manufacturing requirements. Our close proximity to end users of our customers’ products is attractive to our customers who wish to take advantage of the logistical efficiencies of direct shipment services that we offer. We believe that, as a result, we are well positioned to meet the advanced semiconductor engineering requirements of our customers.

       Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

•	Advanced Micro Devices, Inc.

•	Altera Corporation

•	ATI Technologies Inc.

•	Conexant Systems, Inc.

•	NVIDIA Corporation

•	ON Semiconductor Corp.

•	Qualcomm Incorporated

•	RF Micro Devices, Inc.

•	IBM Corporation

•	Koninklijke Philips Electronics N.V.

•	LSI Logic Corporation

•	Motorola, Inc.

•	Silicon Integrated Systems Corp.

•	STMicroelectronics N.V.

•	VIA Technologies, Inc.

Industry Background

General

       Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor manufacturing processes and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications, personal computers and consumer electronics, and has experienced increased growth in other markets such as automotive products, industrial automation and control systems.

       The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$50.5 billion in 1990 to US$140.7 billion in 2002. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

Outsourcing Trends in Semiconductor Manufacturing

       Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. Over the past several years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging services are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world’s major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity.

       The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, packaging and testing requirements to independent semiconductor manufacturing companies. The growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, packaging and testing services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

       We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

       Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. Technical expertise becomes increasingly important as the industry transitions from one generation of technology to another, as evidenced by the current migration of fabrication technology from 8-inch to 12-inch wafers. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house packaging, testing and fabrication facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates necessary to be competitive with the independent service providers. Independent packaging, testing and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

       Since the recent industry downturn in 2001, semiconductor companies have significantly reduced their investment in in-house packaging and testing technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their packaging and testing requirements to take advantage of the advanced technology and scale of operations of independent packaging and testing companies.

       Focus on Core Competencies. As the semiconductor industry becomes more competitive, semiconductor companies are expected to further outsource their semiconductor manufacturing requirements in order to focus their resources on core competencies, such as semiconductor design and marketing.

       Time-to-Market Pressure. The increasingly short product life cycle has accelerated time-to-market pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing solutions.

       Gartner Dataquest forecasts that the total outsourced semiconductor packaging market will grow from US$6.8 billion in 2002 to US$14.2 billion in 2005. Gartner Dataquest also forecasts that the total outsourced semiconductor testing market will grow from US$1.6 billion in 2002 to US$3.9 billion in 2005.

The Semiconductor Industry in Taiwan

       The semiconductor industry in Taiwan has been a leader in, and a major beneficiary of, the trend in outsourcing. The growth of the semiconductor industry in Taiwan has been the result of several factors. First, semiconductor manufacturing companies in Taiwan typically focus on one or two stages of the semiconductor manufacturing process. As a result, these companies tend to be more efficient and are better able to achieve economies of scale and maintain higher capacity utilization rates. Second, semiconductor manufacturing companies in Taiwan that provide the major stages of the manufacturing process are located close to each other and typically enjoy close working relationships. This close network is attractive to customers who wish to outsource several stages of the semiconductor manufacturing process. For instance, a customer could reduce production cycle time and unit cost and streamline logistics by outsourcing its foundry, packaging, testing and drop shipment services to semiconductor manufacturing companies in

Taiwan. Third, Taiwan also has an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries such as semiconductors.

       As a result of the growth of the global semiconductor market, the semiconductor industry in Taiwan has in recent years made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives, long-term loans at favorable rates and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing industry. Furthermore, the growth of Taiwan’s electronics manufacturing industry, particularly in personal computer design and manufacturing, has created substantial local demand for semiconductors.

The Semiconductor Industry in Other Asian Regions

       Many of the factors that contributed to the growth of the semiconductor industry in Taiwan have also contributed to the recent development of the semiconductor industry in Southeast Asia. Access to expanding semiconductor foundry services in Singapore, convenient proximity to major downstream electronics manufacturing operations in Malaysia, Singapore and Thailand, government sponsored infrastructure support, tax incentives and pools of skilled engineers and labor at relatively low cost have all encouraged the development of back-end semiconductor service operations in Southeast Asia. The downstream electronics manufacturers in Southeast Asia have typically focused on products used in the communications, industrial and consumer electronics and personal computer peripheral sectors. The proximity to both semiconductor foundries and end users has influenced local and international semiconductor companies increasingly to obtain packaging, testing and drop shipment services from companies in Southeast Asia.

       In addition, the world’s leading electronics manufacturing service providers, many of them from Taiwan, are increasingly establishing manufacturing facilities in the People’s Republic of China in order to take advantage of lower labor costs, government incentives for investment and the potential size of the domestic market for end users of electronics products. Many of the factors that contributed to the growth of the semiconductor industry in Taiwan are beginning to emerge in the People’s Republic of China and may play an increasingly important role in the growth of its semiconductor industry over the long term.

Overview of Semiconductor Manufacturing Process

       The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be divided into the following stages from circuit design to shipment:

       We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description

Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections. A complex circuit may be designed with as many as 20 layers of patterns or more.

Front-End Engineering Test	Throughout and following the design process, prototype semiconductors undergo front-end engineering testing, which involves software development, electrical design validation, reliability and failure analysis.

Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

Packaging	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafer received from our customers are diced by means of diamond saws into separate dies, also called chips. Each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “wire bonders”. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of ball grid array or other substrate-based packages.

Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of

Process	Description

semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

Strategy

       Our objective is to provide advanced semiconductor packaging and testing services which set industry standards and to lead and facilitate the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

Maintain Our Focus on Providing a Complete Range of Semiconductor Packaging and Testing Services

       We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to provide turnkey services on a large scale. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. As a result of our technical expertise and large production capacity in both packaging and testing, we are able to provide turnkey services on a large scale. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability, as a downstream service provider, to work with them as an integral and strategic partner in the upstream development of their products. We intend to enhance and expand our expertise in both the upstream and downstream semiconductor manufacturing processes in order to better serve our customers in providing our core services of packaging and testing. The front-end engineering testing expertise of ISE Labs has greatly enhanced our ability to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material in 1997 for the design and production of interconnect materials, such as substrates and leadframes, has provided us with expertise in interconnect technology, which has become increasingly critical for our customers both in terms of cost and production cycle time.

Continue to Focus on Advanced Technological, Processing and Materials Capabilities

       We intend to continue our focus on developing advanced process and product technologies in order to meet the advanced packaging and testing requirements of our customers. Our expertise in packaging technology has enabled us to develop advanced solutions such as fine-pitch bonding, stacked die packaging and bump chip carrier packaging. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

       We intend to continue to focus on developing and enhancing our existing interconnect materials capabilities through ASE Material. We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as packaging technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process. As a result, we expect high density interconnect materials to be a core element for the next generation of semiconductor packaging technology. By focusing on the design and production of interconnect materials, we plan to capture most of the value-added components of the packaging business and lead the migration in packaging technology. In 2002, ASE Material supplied approximately one-third of our substrate requirements by value. We intend to continue to invest in ASE Material in order to further develop and enhance our existing capabilities in interconnect materials with a view to sourcing a majority of our substrate requirements by value from ASE Material by the end of 2003.

       We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed-signal semiconductors that are characterized by very high clock speeds, high pin count and high levels of integration.

       The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different (that is, upstream and downstream) levels of integration: chip, module, board and system. Our controlling interest in Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and test, which helps us to better anticipate industry trends and take advantage of potential growth opportunities.

Strategically Expand Production Capacity

       We intend to strategically expand our production capacity, both through internal growth and through selective acquisitions, with a focus on providing more advanced packaging and testing services, which we believe present greater opportunities to achieve higher growth in our revenues and higher margins. We believe that the demand for advanced semiconductor packaging and testing services will grow at a faster pace than demand for traditional packaging and testing services. Packaging and testing services for more advanced semiconductors also generally have higher margins for two reasons. First, as the packaging and testing of advanced semiconductors become more complex, requiring greater expertise in process and technology, such services typically command higher average selling prices. Second, we have been able to achieve higher utilization rates for the equipment we use for more advanced packaging and testing, compared to other equipment that we maintain. We believe that our technical expertise, as well as our scale of operations and financial position, which had enabled us to continue to make investments in more advanced packaging and testing equipment even in times of market downturn, have enabled us to attract a greater proportion of the demand for more advanced packaging and testing services.

       We evaluate acquisition opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California, Hong Kong and Singapore. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions. We acquired ASE Chung Li and ASE Korea in 1999, formerly the semiconductor packaging and testing operations of Motorola, Inc. located in Chung Li, Taiwan and Paju, South

Korea, which allowed us to expand our capacity and gain access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

       We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging and testing operations in Taiwan, currently the largest center for outsourced semiconductor manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor manufacturing services early in the semiconductor design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a provider of turnkey services, we are able to offer in Taiwan packaging and testing services, including interconnect materials solutions, all within relatively close geographic proximity to our customers, other service providers and the end users of our customers’ products. In addition to our expansion plans in Kaohsiung, Taiwan, we intend to expand our packaging, testing and interconnect materials operations in Chung Li, Taiwan to better serve our customers located in northern Taiwan and customers who request that we maintain the capability of packaging and testing their products at more than one location in Taiwan.

       In addition to our locations in Taiwan, we have operations in the following locations:

•	Korea — a center for the manufacturing of memory devices and semiconductors for communications applications with a concentration of integrated device manufacturers specializing in these products;

•	Malaysia and Singapore — an emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers; and

•	Silicon Valley in California — the preeminent center for semiconductor design with a concentration of fabless customers.

Strengthen and Develop Strategic Relationships with Providers of Complementary Semiconductor Manufacturing Services

       We intend to strengthen existing and develop new strategic relationships with providers of other complementary semiconductor manufacturing services, such as foundries, as well as equipment vendors, raw material suppliers and technology research institutes, in order to offer our customers total semiconductor manufacturing solutions covering all stages of the manufacturing of their products from design to shipment.

       Since 1997, we have maintained a strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry, which designates us as the non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

       We are developing similar strategic relationships with other major foundries and providers of other complementary semiconductor manufacturing services in Taiwan and Southeast Asia with which we already have close business relationships.

Principal Products and Services

       We offer a broad range of advanced semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probe; final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2001 and 2002, our packaging revenues accounted for 75.3% and 77.9% of our net revenues, respectively, and our testing revenues accounted for 24.7% and 22.1% of our net revenues, respectively.

Packaging Services

       We offer a broad range of package types to meet the requirements of our customers, with a focus on advanced packaging solutions. Within our portfolio of package types, we focus on the packaging of semiconductors for which there is expected to be strong demand. These include advanced leadframe-based package types such as quad flat package, thin quad flat package, bump chip carrier and quad flat no-lead package, and package types based on substrates, such as BGA, including flip-chip BGA. We are among the leaders in such advanced packaging process and technologies and are well-positioned to lead the technology migration in the semiconductor packaging industry.

       The semiconductor packaging industry has evolved to meet the advanced packaging requirements of high-performance semiconductors. The development of high-performance electronics products has spurred the innovation of semiconductor packages that have higher interconnect density and better electrical performance. As a part of this technology migration, semiconductor packages have evolved from leadframe-based packages to substrate-based packages. The key differences of these package types are:

•	the size of the package;

•	the density of electrical connections the package can support; and

•	the thermal and electrical characteristics of the package.

       Leadframe-Based Packages. Leadframe-based packages are packaged by connecting the die, using wire bonders, to the leadframe with gold wire. As packaging technology improves, the number of leads per package increases. Packages have evolved from the lower pin-count plastic dual in-line packages to higher pin-count quad flat packages. In addition, improvements in leadframe-based packages have reduced the footprint of the package on the circuit board and improved the electrical performance of the package. The following table sets forth our principal leadframe-based packages.

Number
Package Types	of Leads	Description	End-Use Applications

Quad Flat Package (QFP)/ Thin Quad Flat Package (TQFP)	44-304	Designed for advanced processors and controllers, application specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital network, and notebook computers.

Quad Flat No-Lead Package (QFN)/ Microchip Carrier(MCC)	16-88	QFN or MCC uses half- encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards.	Cellular phones, wireless LAN, personal digital assistant devices and digital cameras.

Bump Chip Carrier (BCC)	16-116	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless LAN, personal digital assistant devices and digital cameras.

Small Outline Plastic Package (SOP)/ Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low profile package with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-56	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

       Substrate-Based Packages. Substrate-based packages generally employ the ball grid array design which utilizes a substrate rather than a leadframe. Whereas traditional leadframe technology places the electrical connection around the perimeter of the package, the BGA package type places the electrical connection at the bottom of the package surface in the form of small bumps or balls. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads and higher pin-counts.

       The BGA package type was developed in response to the requirements of advanced semiconductors. The benefits of the BGA package type include:

•	smaller package size;

•	higher pin-count;

•	greater reliability;

•	superior electrical signal transmission; and

•	better heat dissipation.

       The industry demand for BGA packages has grown significantly in recent years. BGA packages are generally used in applications where size, density and performance are important considerations, such as cellular handsets and high pin-count graphic chipsets. Our expertise in BGA packages also includes capabilities in stacked-die BGA, which assembles multiple dies into a single package. As an extension to stacked-die BGA, we also assemble systems-in-a-package products, which involve the integration of more than one chip into the same package. We believe that we are among the leaders in these packaging technologies.

       We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and better heat dissipation characteristics. In anticipation of this demand, we have focused on developing our capabilities in some advanced packaging solutions, such as flip-chip BGA. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages which allow input/output connection only on the boundaries of the dies, flip-chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies. We commenced volume production of flip-chip packages in July 2000.

       The following table sets forth our principal substrate-based packages.

Number
Package Types	of Leads	Description	End-Use Applications

Plastic BGA	5-1152	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application specific integrated circuits, digital signal processors and memory devices.	Wireless products, cellular phones, global positioning systems, notebook computers, disk drives and video cameras.

Film BGA	96-280	Substrate-based package that has higher performance and lower profile than plastic BGA.	Cellular phones, pagers, wireless communications, digital signal processors and micro-controller applications and high performance disk drives.

Number
Package Types	of Leads	Description	End-Use Applications

Cavity Down BGA	256-854	Designed for memory devices such as flash memory devices, SRAM, DRAM and FSRAM, microprocessors/controllers and high value application specific integrated circuits requiring a low profile, light and small package.	Cellular and other telecommunications products, wireless and consumer systems, PDAs, disk drives, notebook computers and memory boards.

Stacked-Die BGA	48-341	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Cellular phones, local area networks, graphic processors, digital cameras and pagers.

Flip-Chip BGA	16-1681	Using advanced interconnect technology, flip-chip BGA package allows higher density of input/output connection over the entire surface of the dies. Designed for high-performance semiconductors that require high density of interconnects in a small package.	High-performance networking, graphics and processor applications.

System-in-Package	256-972	Integrated combination of microprocessor, logic controller and memory chips assembled in one package.	Digital televisions, fax modems, personal computer peripherals, compact disc players and copiers.

Land Grid Array	32-78	Leadless package which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High frequency integrated circuits such as wireless communications products, computer servers and personal computer peripherals.

Tape Carrier Package	51-384	The light-weight tape carrier package uses a labor-saving reel-to-reel bonding technique to facilitate high input/output and frequency as well as flexible interconnections.	Liquid crystal displays, ink printers, cellular phones, PDA and notebook computers.

       The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each package type.

	Year Ended December 31,

	2000	2001	2002

	(percentage of
	packaging revenues)
Package Types:
BGA and other substrate-based package types	44.2%	52.0%	53.5%
TQFP/LQFP	18.2	14.3	15.2
QFP	14.6	12.7	12.1
SOJ/SOP	9.9	6.7	5.8
PLCC	3.0	2.1	1.8
PDIP	3.0	3.0	3.4
Other	7.1	9.2	8.2

Total	100.0%	100.0%	100.0%

       Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include leadframe, which is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut, and substrate, which is a multi-layer miniature printed circuit board. Interconnect materials are an important element of the electrical characteristics and overall performance of semiconductors. We produce both leadframes and substrates for our packaging operations through ASE Material. In 2002, ASE Material supplied approximately one-quarter, by value, of the leadframes and one-third, by value, of the substrates used in our operations.

       We expect substrates will become an increasingly important value-added component of the semiconductor packaging business. The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase, especially for advanced packages such as flip-chip BGA packages. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. In anticipation of the migration in packaging technology, we established ASE Material in 1997 to develop our capabilities in the design and production of interconnect materials for use in our packaging operations. Through ASE Material, we believe we can capture the growth opportunities in the interconnect materials business as well as reduce the production cycle time for our customers by integrating substrate design and production into our packaging services. See “Risk Factors — Risk Relating to Our Business — If we are not successful in developing and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected”.

Testing

       We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal and memory semiconductors and other test-related services.

       The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested as well as the testing equipment utilized. We believe that our testing services employ technology and expertise which are among the most advanced in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing and conversion programs on multiple equipment platforms for particular semiconductors.

       In recent years, complex, high-performance logic/mixed-signal semiconductors have accounted for an increasing portion of our testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products generate higher revenues per unit of testing time, as measured in central processing unit seconds.

       Front-End Engineering Testing. We provide front-end engineering testing services, including customized software development, electrical design validation, and reliability and failure analysis.

•	Customized Software Development. Test engineers develop customized software to test the semiconductor using advanced testing equipment. A customized software, developed on specific testing platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

•	Electrical Design Validation. A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

•	Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

•	Failure Analysis. In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine why it did not perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

       Wafer Probing. Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.

       Logic/ Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with the number of leads ranging from the single digits to over one thousand and operating frequencies of up to 800 MHz for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application specific integrated circuits for various specialized applications.

       Memory Final Testing. We provide final testing services for a variety of memory products, such as SRAM, DRAM, single-bit erasable programmable read-only memory semiconductors and flash memory semiconductors.

       Other Test-Related Services. We provide a broad range of additional test-related services, including:

•	Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

•	Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

       Drop Shipment Services. We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. Drop shipment services are provided mostly in conjunction with logic/mixed-signal testing. We provide drop shipment services to a significant percentage of our testing customers. A substantial portion of our customers at each of our facilities have qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the end user, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

       The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,

	2000	2001	2002

	(percentage of testing
	revenues)
Testing Services:
Front-end engineering test	4.5%	8.7%	7.4%
Wafer probe	9.9	9.0	8.9
Final test	85.6	82.3	83.7

Total	100.0%	100.0%	100.0%

Facilities

       We operate a number of packaging and testing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. Our facilities range from our large-scale turnkey facilities in Taiwan and Malaysia to our specialized Korea facility dedicated to wireless communications and automotive end-products. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space of our facilities as of December 31, 2002.

		Commencement of		Approximate Floor Space
Facility	Location	Operation	Primary Use	(in sq. ft.)

ASE Inc.’s facility in Kaohsiung, Taiwan	Kaohsiung, Taiwan	March 1984	Our primary packaging facility. Offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced BGA and quad flat packages for integrated device manufacturers, fabless design companies and system companies.	2,160,000
ASE Test, Inc.	Kaohsiung, Taiwan Chung Li, Taiwan	December 1987	Our primary testing facility. Offers complete semiconductor solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal testing for integrated device manufacturers, fabless design companies and system companies.	750,000
ASE Material	Kaohsiung, Taiwan Chung Li, Taiwan	December 1997	Design and production of interconnect materials such as leadframes and substrates used in packaging of semiconductors.	690,000
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility which focuses primarily on the requirements of integrated device manufacturers and system companies.	650,000
ASE Chung Li(1)	Chung Li, Taiwan	April 1985	An integrated packaging and testing facility which specializes in semiconductors for communications applications, particularly those incorporating Motorola’s proprietary Map BGA technology.	900,000
ASE Korea(2)	Paju, Korea	March 1967	An integrated packaging and testing facility which specializes in semiconductors for radio frequency, sensor and automotive applications.	470,000
ISE Labs(3)	Fremont, California Hong Kong Singapore	November 1983	Front-end engineering and final testing facilities located in northern California in close proximity to several of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Hong Kong and Southeast Asia.	370,000
ASE Holding Electronics (Philippines) Inc., also called ASE Philippines	Cavite, Philippines	November 1995	Focuses primarily on the packaging of commodity semiconductor products for integrated device manufacturers in the Philippines.	130,000

(1)	We acquired a 70.0% interest in ASE Chung Li and ASE Test acquired the remaining 30.0% interest in July 1999. As of March 31, 2003, we held a 72.4% interest in ASE Chung Li and ASE Test held a 27.6% interest in ASE Chung Li.

(2)	We acquired a 70.0% interest in ASE Korea and ASE Test acquired the remaining 30.0% interest in July 1999.

(3)	We acquired a 70.0% interest in ISE Labs in May 1999, which was subsequently increased to 80.4% following ASE Test’s purchase of additional shares of ISE Labs in 2000. In January 2002, we purchased the remaining outstanding shares of ISE Labs.

Our Consolidated Subsidiaries

ASE Test

       ASE Test is the largest independent testing company in the world, providing a complete range of semiconductor testing services to leading international semiconductor companies. ASE Test also provides semiconductor packaging services. ASE Test has testing operations in Taiwan, the United States, Hong Kong and Singapore, and also maintains testing and packaging operations in Malaysia.

       ASE Test was incorporated in 1995 and its ordinary shares have been quoted for trading on the Nasdaq National Market since June 1996 under the symbol “ASTSF”. ASE Test’s Taiwan depositary shares representing its ordinary shares have been listed for trading on the Taiwan Stock Exchange under the symbol “9101” since January 1998. As of March 31, 2003, we held 50.5% of the outstanding shares of ASE Test.

       ASE Test is a holding company incorporated in Singapore whose significant assets are its ownership interests in the following operating companies as of March 31, 2003:

•	100% of ASE Test, Inc., also called ASE Test Taiwan;

•	100% of ASE Test Malaysia;

•	100% of ISE Labs;

•	27.6% of ASE Chung Li (the remaining 72.4% of which is owned by ASE Inc.); and

•	30% of ASE Korea (the remaining 70% of which is owned by ASE Inc.).

       In 2002, ASE Test recorded net revenues of US$302.0 million, an operating loss of US$76.0 million and a net loss of US$81.3 million. In 2001, ASE Test recorded net revenues of US$298.5 million, an operating loss of US$24.1 million and a net loss of US$45.8 million.

ASE Material

       ASE Material, which is a ROC company, was established in 1997 for the design and production of interconnect materials, such as leadframes and substrates, used in the packaging of semiconductors. See “Business — Strategy — Continue to Focus on Advanced Technological, Processing and Materials Capabilities”. ASE Material currently supplies our packaging facilities in Kaohsiung, Taiwan with a substantial portion of our leadframe and substrate requirements. See “— Raw Materials and Suppliers — Packaging”. As of March 31, 2003, we held 60.6% of the outstanding shares of ASE Material, comprising 56.6% held by ASE Inc. and 4.0% held by ASE Test Taiwan. The remaining shares of ASE Material are owned by the management and employees of ASE Material, the management and employees of ASE Inc. and its affiliates, as well as a strategic investor. The supervisor and two of the five directors of ASE Material are representatives of ASE Inc. and one director is a representative of ASE Test Taiwan. The remaining two directors of ASE Material are Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman, Chief Executive Officer and President, serving in their individual capacities.

       ASE Material’s facilities are located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, and in Chung Li, Taiwan. In 2002, ASE Material recorded net revenues of NT$3,136.4 million (US$90.4 million), an operating loss of NT$583.6 million (US$16.8 million) and a net loss of NT$854.3 million (US$24.6 million). In 2001, ASE Material recorded net revenues of NT$2,458.4 million, operating income of NT$273.5 million and net income of NT$181.6 million. Substantially all of ASE Material’s sales are to us and our affiliates. Accordingly, substantially all of its sales and net income are eliminated in the preparation of our consolidated financial statements.

Our Unconsolidated Affiliates

       As of March 31, 2003, we held approximately 23.5% of the outstanding shares of Universal Scientific and 26.4% of the outstanding shares of Hung Ching.

Universal Scientific

       Universal Scientific, which is a ROC company, manufactures electronics products in varying degrees of system integration principally on a contract basis for original equipment manufacturers, including:

•	electronic components such as thick film mixed-signal devices, thick film resistors, high frequency devices and automotive and power electronic devices;

•	board and sub-system assemblies such as customized surface mount technology board assemblies, mother boards for personal computers, wireless local area network cards and fax control boards; and

•	system assemblies such as portable computers, desktop personal computers, network computers and servers.

       We are the largest shareholder in Universal Scientific and six out of the nine directors on its board of directors, including the chairman, are representatives of ASE Inc.

       Universal Scientific’s principal manufacturing facilities are located in Nantou, Taiwan. In 2002, Universal Scientific recorded net revenues of NT$28,310.0 million (US$815.9 million), operating income of NT$638.5 million (US$18.4 million) and net income of NT$276.0 million (US$8.0 million). In 2001, Universal Scientific recorded net revenues of NT$28,866.6 million, operating income of NT$1,157.7 million and a net loss of NT$163.1 million. The shares of Universal Scientific are listed on the Taiwan Stock Exchange. As of March 31, 2003, Universal Scientific had a market capitalization of NT$6,644.0 million (US$191.4 million).

Hung Ching

       Hung Ching, which is a ROC company, is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. Hung Ching’s completed development projects include the ASE Design Center commercial project and the Earl Village residential project, both located in Hsichih, Taiwan. Hung Ching was founded in 1986 by Chang Yao Hung-ying. Chang Yao Hung-ying is the mother of both Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman, Chief Executive Officer and President, and is a director of ASE Inc. Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and other members of the Chang family are controlling shareholders of Hung Ching.

       In 2002, Hung Ching recorded net revenues of NT$235.1 million (US$6.8 million), an operating loss of NT$177.8 million (US$5.1 million) and a net loss of NT$512.7 million (US$14.8 million). In 2001, Hung Ching recorded net revenues of NT$1,784.1 million, an operating income of NT$12.2 million and a net loss of NT$811.3 million. The shares of Hung Ching are listed on the Taiwan Stock Exchange. As of March 31, 2003, Hung Ching had a market capitalization of NT$1,046.8 million (US$30.2 million).

Sales and Marketing

Sales and Marketing Offices

       We maintain sales and marketing offices in Taiwan, the United States, Europe and Malaysia. Our Hsinchu and Kaohsiung offices in Taiwan are staffed with employees from both ASE Inc. and ASE Test Taiwan. In addition, the sales agent for our packaging and testing services maintains sales and marketing offices in Austria, Belgium, Germany, Japan, Korea, Malaysia and the United

States. We conduct marketing research through our customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “— Sales and Marketing — Qualification and Correlation by Customers”.

Sales and Customer Service Agents

       Under commission agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea, ASE Chung Li and ASE Test Malaysia has appointed Gardex International Limited, or Gardex, as the non-exclusive sales agent for its services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of between 0.5% and 1.0% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2001 and 2002, we paid US$5.9 million and US$5.6 million, respectively, in commission to Gardex.

       Under service agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea, ASE Chung Li and ASE Test Malaysia has appointed ASE (U.S.) Inc. as its non-exclusive agent to provide customer service and after-sales support to its customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on its monthly associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2001 and 2002, we paid US$15.8 million and US$15.6 million, respectively, in fees and service charges to ASE (U.S.) Inc.

       Both Gardex and ASE (U.S.) Inc. are wholly owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our Chairman, that pre-dates the founding of our company. We have maintained business relationships with Gardex, ASE (U.S.) Inc. and their predecessors since 1985. Gardex and ASE (U.S.) Inc. currently perform services only for us.

Customers

       Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

• Advanced Micro Devices, Inc.	• NVIDIA Corporation
• Altera Corporation	• ON Semiconductor Corp.
• ATI Technologies Inc.	• Qualcomm Incorporated
• Conexant Systems, Inc.	• RF Micro Devices, Inc.
• IBM Corporation	• Silicon Integrated Systems Corp.
• Koninklijke Philips Electronics N.V.	• STMicroelectronics N.V.
• LSI Logic Corporation	• VIA Technologies, Inc.
• Motorola, Inc.

       Our five largest customers together accounted for approximately 44%, 41% and 40% of our net revenues in 2000, 2001 and 2002, respectively. Other than Motorola, Inc. and VIA Technologies, Inc. in 2000 and 2001 and Motorola, Inc. in 2002, no customer accounted for more than 10% of our net revenues in 2000, 2001 and 2002.

       We package and test for our customers a wide range of products with end-use applications in the communications, personal computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended
	December 31,

	2001	2002

End-Use Applications:
Communications	36.0%	34.4%
Personal computers	35.5	35.4
Consumer electronics/industrial/automotive	27.7	28.8
Other	0.8	1.4

Total	100.0%	100.0%

       Many of our customers are leaders in their respective end-use markets. For example, we provide Motorola, an industry leader in automotive and wireless communications semiconductor products, with most of its outsourced packaging and testing requirements. The following table sets forth some of our largest customers, in alphabetical order, categorized by the principal end-use applications of the products which we package and test for them.

Consumer Electronics/
Communications	Personal Computers	Industrial/Automotive

Advanced Micro Devices, Inc. Conexant Systems, Inc. Koninklijke Philips Electronics N.V. Motorola, Inc. Qualcomm Incorporated RF Micro Devices, Inc. STMicroelectronics N.V.	Advanced Micro Devices, Inc. ATI Technologies, Inc. IBM Corporation NVIDIA Corporation Silicon Integrated Systems Corp. VIA Technologies, Inc. Winbond Electronics Corporation	Altera Corporation LSI Logic Corporation Motorola, Inc. ON Semiconductor Corp. STMicroelectronics N.V.

       We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

	Year Ended December 31,

	2000	2001	2002

North America	65.0%	65.0%	59.1%
Taiwan	24.8	26.7	24.9
Europe	3.8	3.9	6.1
Others	6.4	4.4	9.9

Total	100.0%	100.0%	100.0%

       In 2002, approximately 83% of the testing revenues of ASE Test Taiwan and 79% of the testing revenues of ASE Test Malaysia were accounted for by the testing of semiconductors packaged at our packaging facilities in Kaohsiung, Taiwan and Malaysia, respectively. The balance represented testing revenues from customers who delivered packaged semiconductors directly to ASE Test Taiwan or ASE Test Malaysia for testing. In 2002, approximately 34% of our packaging revenues in Kaohsiung, Taiwan and 62% of our packaging revenues in Malaysia were accounted for by the packaging of semiconductors which were subsequently tested at ASE Test Taiwan and ASE Test Malaysia, respectively. We expect that more customers of our packaging facilities in Kaohsiung, Taiwan and Malaysia will begin to contract for our packaging and testing services on a turnkey basis.

Qualification and Correlation by Customers

       Customers generally require that our facilities undergo a stringent qualification process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. In the case of our testing operations, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as correlation is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductors which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer. We believe our ability to provide turnkey services reduces the amount of time spent by our customers in the qualification and correlation process. As a result, customers utilizing our turnkey services are able to achieve shorter production cycles.

Pricing

       We price our packaging services primarily on a cost-plus basis with reference to prevailing market prices. We price our testing services primarily on the basis of the amount of time, measured in central processing unit seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested, as well as the cost of the equipment, with reference to prevailing market prices. Prices for our packaging and testing services are confirmed at the time firm orders are received from customers, which is typically four to eight weeks before delivery.

Raw Materials and Suppliers

Packaging

       The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes and substrates, gold wire and molding compound represented approximately 57.5%, 21.2% and 9.6%, respectively, of our total cost of packing materials in 2002.

       The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We receive the wafers from the customers or the foundries on a consignment basis. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

       We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1999 and first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. In these instances, we generally negotiate an extension of the delivery date from our customers. See “— Strategy — Continue to Focus on Advanced Technological, Processing and Materials Capabilities”.

Testing

       Apart from packaged semiconductors, no other raw materials are needed for the functional and burn-in testing of semiconductors. For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers’ specific products.

Equipment

Packaging

       The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of December 31, 2002, we operated an aggregate of 4,393 wire bonders, of which 3,109 were fine-pitch wire bonders and 21 were consigned by customers, respectively. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saw and scanners.

Testing

       Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc. and Teradyne, Inc. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of December 31, 2002, we operated an aggregate of 1,066 testers, 162 of which were consigned by customers. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, re-formers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

       Test programs, which are the software that drive the testing of specific semiconductors, are written for a specific testing platform. We often perform test program conversions that enable us to test semiconductors on multiple test platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide personal computer workstations to us to test specific functions. In cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

Research and Development

       For 2000, 2001 and 2002, our research and development expenditures totaled approximately NT$1,262.5 million, NT$1,504.5 million and NT$2,049.0 million (US$59.0 million), respectively. These expenditures represented approximately 2.5%, 3.9% and 4.5% of net revenues in 2000, 2001 and 2002, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of December 31, 2002, we employed 1,561 employees in research and development.

Packaging

       We centralize our research and development efforts in packaging technology in our Kaohsiung, Taiwan facilities. After initial phases of development, we conduct pilot runs in one of our facilities before the new technologies or processes are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes. We expect these efforts to continue. We are now also putting significant research and development efforts into the development and adoption of new technology. We work closely with the manufacturers of our packaging equipment, including Kulicke & Soffa Industries Inc., in designing and modifying the equipment used in our production process. We also work closely with our customers to develop new product and process technology.

       A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging through ASE Material. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that the successful development of substrate production capability by ASE Material will, among other things, enable us to capture an increasingly important value-added component of the packaging process, help ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shorten production time. In 2002, ASE Material supplied approximately one-third of our substrate requirements by value.

Testing

       Our research and development efforts in the area of testing have focused primarily on improving the efficiency and technology of our testing processes. The efforts include developing software for parallel testing of logic semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing the development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

Intellectual Property

       As of December 31, 2002, we held 220 Taiwan patents and 88 U.S. patents related to various semiconductor packaging technologies. In addition, we registered “ASE” as a trademark and as a servicemark in Taiwan.

       We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Tessera Inc., Fujitsu Limited, Flip Chip Technologies, Motorola, Inc. and LSI Logic Corporation. We paid royalties under these license agreements in the amount of NT$199.8 million, NT$151.2 million and NT$176.7 million (US$5.1 million) in 2000, 2001 and 2002, respectively. The technology we license from these companies includes solder bumping, redistribution, ultraCSP assembly and other technologies used in the production of package types, such as BCC, flip-chip BGA and film BGA. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. The license agreements with Motorola and Fujitsu Limited expired on December 31, 2002 and April 13, 2003, respectively, and we are in the process of negotiating the renewal of these license agreements with Motorola and Fujitsu, respectively. The license agreements with Flip Chip Technologies and LSI Logic Corporation will expire on March 1, 2009 and January 1, 2010, respectively.

Quality Control

       We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environment and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

       Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards. All of our facilities have been certified as meeting the ISO 9002 quality standards by the International Standards Organization, or ISO. In addition, our packaging facilities in Kaohsiung and Chung Li have been certified as meeting the ISO 9001 quality standards and our facilities in Taiwan, Korea, Malaysia and the Philippines have been certified as meeting the ISO 14001 quality standards. The ISO certifications are required by many countries in connection with sales of industrial products in these countries. Our facilities in Taiwan, Korea, Malaysia and the Philippines have also been certified as meeting the Quality System 9000, also known as QS-9000, quality standards. The QS-9000 quality standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like the ISO 9002 certification, the QS-9000 certification is required by some semiconductor manufacturers as a threshold indicating a company’s quality control standards. Furthermore, our testing and packaging facilities in Kaohsiung have received the SAC Level-1 certification for quality assurance from the Semiconductor Assembly Council. The Semiconductor Assembly Council is an organization of semiconductor manufacturers, subcontractors, end-users, materials and service providers established to certify subcontract quality systems and process control practices. In addition, we have received various vendor awards from our customers for the quality of our products and services.

Competition

       We compete in the highly competitive independent semiconductor packaging and testing markets. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that also offer turnkey packaging and testing services. More importantly, we compete for the business of integrated device manufacturers with in-house packaging and testing capabilities and fabless semiconductor design companies with their own in-house testing capabilities. Some of these integrated device manufacturers have commenced, or may commence, in-house packaging and testing operations in Asia. Furthermore, several independent packaging and testing companies have established their packaging operations in Taiwan.

       Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house packaging and testing capacity and technology at integrated device manufacturers, we are better positioned to meet the advanced packaging and testing requirements on a large scale.

Environmental Matters

       Our packaging and interconnect materials operations generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste, generated at all of our semiconductor packaging facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Employees

       The following table sets forth certain information concerning our employees for the dates indicated:

	As of December 31,

	2000	2001	2002

Total	18,121	15,681	20,401
Function
Direct labor	12,011	9,690	13,059
Indirect labor (manufacturing)	3,577	3,366	4,264
Indirect labor (administration)	1,370	1,350	1,517
Research and development	1,163	1,275	1,561
Location
Taiwan	12,430	10,811	15,061
Malaysia	3,407	2,854	3,140
Korea	965	885	1,305
United States	523	438	361
Philippines	568	571	461
Singapore	104	68	65
Hong Kong	124	54	8

       Eligible employees may participate in the ASE Inc. Employee Share Bonus Plan and the ASE Test Share Option Plans. See “Management — Compensation of Directors, Supervisors and Executive Officers — ASE Inc. Employee Bonus Plan and Stock Option Plans” and “Management — Compensation of Directors, Supervisors and Executive Officers — ASE Test Share Option Plans”.

       With the exception of ASE Korea’s employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

Legal Proceedings

       We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

       Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owed to Hung Ching, an affiliate of ASE Inc., in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. ASE Inc. is not a party to these proceedings and we do not expect that these charges will result in any liability to us. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately-owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another person for alleged forgery of Hung Ching board resolutions relating to that transaction. In January 2001, the District Court of Taipei rendered a judgment finding Jason C.S. Chang and Chang Yao Hung-ying guilty of forgery of corporate and other documents and breach of fiduciary duties and Richard H.P. Chang not guilty. In January 2002, the High Court of Taiwan, ROC rendered a judgment relating to the appeal of the judgment by the District Court, and found Jason C.S. Chang and Chang Yao Hung-ying guilty and Richard H.P. Chang not guilty, and reduced the sentences rendered by the District Court relating to Jason C.S. Chang and Chang Yao Hung-ying from six years to four years and three years, respectively. In order to comply with the particular requirements of the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of ASE Test.

       Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they appealed the decision to the Supreme Court of Taiwan, ROC. On January 23, 2003, the Supreme Court reversed the judgment of the High Court with respect to Jason C.S. Chang and Chang Yao Hung-ying and remanded the case to the High Court for retrial. If a final adverse judgment is rendered against Jason C.S. Chang and Chang Yao Hung-ying, they may be required under ROC law to resign as directors of ASE Inc., and Jason C.S. Chang may be required to resign as Chairman of ASE Inc. See “Risks Factors — Risks Relating to Our Business — We depend on select personnel and could be affected by the loss of their services”.

Insurance

       We have insurance policies covering property damage and damage to our production facilities, buildings and machinery due to fire. In addition, we have insurance policies covering our liabilities in connection with certain accidents. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

MANAGEMENT

Directors

       Our board of directors is elected by our shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, is present. The Chairman is elected by the board from among the directors. Our seven-member board of directors is responsible for the management of our business.

       The term of office for our directors is three years from the date of election. The current board of directors began serving on July 11, 2000. The terms of the current directors will expire on July 10, 2003. Directors may serve any number of consecutive terms and may be removed from office at any time for a valid reason by a resolution adopted at a general meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies.

       The following table sets forth the name of each of our directors, his or her position in ASE Inc., the year they were elected as director and other significant positions of our affiliates held by them.

		Director
Name	Position	Since	Age	Other Significant Positions Held

Jason C.S. Chang(1)	Director and Chairman	1984	58	Chairman of ASE Test Taiwan
Richard H.P. Chang(1)	Director, Vice Chairman, Chief Executive Officer and President	1984	56	Chairman of ASE Test; Chairman of Universal Scientific
Leonard Y. Liu(2)	Director	2000	61	Director of ASE Test and Universal Scientific
Joseph Tung(2)	Director and Chief Financial Officer	1997	44	Supervisor of Universal Scientific; Director of ASE Test
Chang Yao Hung-ying(1)(2)	Director	1984	80	Director of ASE Test Taiwan
Chin Ko-Chien(2)	Director and Executive Vice President	1997	56	Director of ASE Test
David Pan(2)	Director	1997	58	Director and President of ASE Test

(1)	Chang Yao Hung-ying is the mother of both Jason C.S. Chang and Richard H.P. Chang.

(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 19.3% of our outstanding common shares as of December 31, 2002. All of the outstanding shares of ASE Enterprises Limited are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of Chang Yao Hung-ying, the mother of Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman, Chief Executive Officer and President. Jason C.S. Chang is the sole shareholder and director of that company.

Supervisors

       We currently have five supervisors, each serving a three-year term. Supervisors are typically elected at the time that directors are elected. The current supervisors began serving on June 1, 2001, and their terms will expire on May 31, 2004. The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation or in contravention of our Articles of Incorporation. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times, or two supervisors for a company with publicly issued equity shares, and that a supervisor’s term of office be no more than three years.

       The following table sets forth the name of each of our supervisors, the year they were elected as supervisor and other significant positions of our affiliates held by them.

		Supervisor
Name	Position	Since	Age	Other Significant Positions Held

Feng Mei-Jean(1)	Supervisor	1984	48	Supervisor of ASE Chung Li
Yen-Yi Tseng(2)	Supervisor	2000	61	Chairman of Hung Ching
Alan Cheng(2)	Supervisor	1997	57	Director of ASE Test
John Ho(2)	Supervisor	1998	47	Director of Universal Scientific
Raymond Lo(2)	Supervisor	2000	48	President of ASE Test Taiwan

(1)	Feng Mei-Jean is the wife of Richard H.P. Chang.
(2)	Representative of ASE Enterprises Limited.

       In accordance with ROC law, each of our directors and supervisors is elected either in the capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting. Of the current directors and supervisors, nine represent ASE Enterprises Limited. The remaining directors and supervisors serve in their capacity as individual shareholders.

Executive Officers

       The following table sets forth information relating to our executive officers.

		Years with
Name	Position	the Company	Age

Jason C.S. Chang	Chairman	19	58
Richard H.P. Chang	Vice Chairman, Chief Executive Officer and President	19	56
Chin Ko-Chien	Executive Vice President and General Manager, Kaohsiung packaging facility	19	56
David Pan	President, ASE Test	9	58
Raymond Lo	President, ASE Test Taiwan	17	48
Kanapathi A/ L Kuppusamy	President, ASE Test Malaysia	4	51
Shih-Song Lee	President, ASE Chung Li	4	62
James Stilson	President, ASE Korea	4	56
Gregory Lin	President, ASE Material	8	59
Joseph Tung	Chief Financial Officer	8	44

Biographies of Directors, Supervisors and Executive Officers

       Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984. He holds a degree in electrical engineering from National Taiwan University and a masters degree from the Illinois Institute of Technology. He is the son of Chang Yao Hung-ying, a director of ASE Inc., and the brother of Richard H.P. Chang, our Vice Chairman, Chief Executive Officer and President.

       Richard H.P. Chang has served as Vice Chairman of ASE Inc. since November 1999 after having served as President of ASE Inc. since its founding in March 1984, and was appointed Chief

Executive Officer of ASE Inc. in July 2000. In February 2003, he was again appointed President of ASE Inc. upon the retirement of Mr. Leonard Y. Liu. Mr. Chang is also the Chairman of ASE Test. He holds a degree in industrial engineering from Chung Yuan Christian University of Taiwan. He is the son of Chang Yao Hung-ying, a director of ASE Inc., and the brother of Jason C.S. Chang, our Chairman.

       Leonard Y. Liu has served as a director since July 2000 and was President of ASE Inc. from November 1999 to January 2003, when he elected to retire from his position as our President. Mr. Liu is a director of ASE Test and Universal Scientific. He also served as the Chief Executive Officer of ASE Test and Chief Executive Officer and Director of Universal Scientific from November 1999 to January 2003. Before joining ASE Inc., he was Chairman and Chief Executive Officer of Walker Interactive System, Inc. Mr. Liu has held other top management positions at leading technology companies, including Chief Operating Officer of Cadence Design Systems, President of the Acer Group worldwide and General Manager of IBM Corporation’s application enabling software business unit. He holds a degree in electrical engineering from National Taiwan University and a doctorate degree in electrical engineering and computer science from Princeton University.

       Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also a director of ASE Test. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. He received a degree in economics from the National Chengchi University of Taiwan and a masters degree in business administration from the University of Southern California.

       Chang Yao Hung-ying has served as a director of ASE Inc. since 1996. Before April 1997, she was the Chairman of Hung Ching. She holds a degree from Shanghai University. She is the mother of Jason C.S. Chang and Richard H.P. Chang, our Chairman and our Vice Chairman, Chief Executive Officer and President, respectively.

       Chin Ko-Chien has served as a director of ASE Inc. since March 1984 and Executive Vice President and General Manager of our packaging facility in Kaohsiung since March 1990. Mr. Chin is also a director of ASE Test. Before joining ASE Inc., he held managerial positions at Fu Hua Construction Co. Ltd. and De Ji Trading Company. He holds a degree in bearings technology from Taiwan Ocean University.

       David Pan has served as a director of ASE Inc. since April 1997 and President and a director of ASE Test since November 1995. Before joining ASE Test, Mr. Pan was the Vice President responsible for research and development at Ultratech Stepper Inc. He holds a degree in physics from the University of Illinois and masters and doctorate degrees in physics from the University of California at Berkeley.

       Feng Mei-Jean has served as a supervisor of ASE Inc. since March 1984. She holds a degree in economics from National Taiwan University. She is the wife of Richard H.P. Chang, our Vice Chairman, Chief Executive Officer and President.

       Yen-Yi Tseng has served as a supervisor of ASE Inc. since July 2000 and Chairman of Hung Ching since July 2002. Mr. Tseng served as President of Ret-Ser Engineering Agency from 1991 to 1998. He holds a degree in civil engineering from National Taiwan University and a masters degree in system engineering from Asian Institute of Technology in Thailand. He was also a participant in the Program for Management Development at Harvard Business School.

       Alan Cheng has served as a supervisor of ASE Inc. since April 1997. Mr. Cheng served as the Chairman of Hung Ching from April 1997 to July 2002. He holds a degree in industrial engineering from Chung-Yuan University.

       John Ho has served as a supervisor of ASE Inc. since April 1998. He is also a director of Universal Scientific. He served as Chief Financial Officer of ASE Inc. from 1988 until 1995. He holds a degree in business administration from National Taiwan University and a masters degree in business administration from the University of Iowa.

       Raymond Lo has served as a supervisor of ASE Inc. since July 2000 and President of ASE Test Taiwan since December 1999, after serving as Vice President of Operations of ASE Inc. since July 1993. Before joining ASE Inc., Mr. Lo was the Director of Quality Assurance at Zeny Electronics Co. He holds a degree in electronic physics from the National Chiao Tung University of Taiwan.

       Kanapathi A/L Kuppusamy has served as President of ASE Test Malaysia since July 1999. Before joining ASE Test Malaysia, Mr. Kanapathi was President of Motorola Asia Final Manufacturing. He holds a masters degree in business administration from the University of East Asia in Kuala Lumpur, Malaysia.

       Shih-Song Lee has served as President of ASE Chung Li since July 1999. Before joining ASE Chung Li, Mr. Lee served as President of Motorola, Inc.’s Semiconductor Products Sector Businesses in Chung Li, Taiwan before we acquired the company. He holds a degree in electrical engineering from the Tatung Institute of Technology in Taiwan.

       James Stilson has served as President of ASE Korea since July 1999. Before joining ASE Korea, Mr. Stilson served as President of Motorola, Inc.’s Semiconductor Products Sector Businesses in Paju, Korea before we acquired the company. He holds a degree in chemistry and a masters degree in business administration from the University of California.

       Gregory Lin has served as President of ASE Material since its inception in December 1997. Before joining ASE Material, Mr. Lin held research positions with Xerox Palo Alto Research Center. He holds a degree in chemistry from National Taiwan Chung Hsing University, and masters and doctorate degrees in chemistry from the University of Illinois.

Compensation of Directors, Supervisors and Executive Officers

       In 2002, we paid to our directors, supervisors and executive officers approximately NT$134.7 million (US$3.9 million) in cash remuneration. An aggregate of 14,000,000 options were granted to our directors, supervisors and executive officers in 2002 under our employee stock option plan at an exercise price of NT$20.8 per share. We did not grant any common shares of ASE Inc. in 2002 to our directors, supervisors and executive officers. In 2002, we also set aside an aggregate of NT$2.7 million (US$0.08 million) to provide pension, retirement and similar benefits for our executive officers pursuant to existing plans provided by or contributed to by our company or its subsidiaries.

ASE Inc. Employee Bonus and Stock Option Plans

       We award bonuses to employees of ASE Inc. and its affiliates who are located in Taiwan based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of common shares of ASE Inc. valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted an aggregate of 47,833,062 common shares, 34,960,000 common shares in 2000 and 2001, respectively, as stock bonuses to employees of ASE Inc. and its affiliates with a fair market value at the date of grant of NT$3,429.2 million and NT$830.6 million, respectively. We did not grant any stock bonuses to employees of ASE Inc. or its affiliates in 2002.

       On August 13, 2002, we adopted an employee stock option plan. We filed a report with the ROC Securities and Futures Commission for the issuance of employee stock options, which report became effective on August 28, 2002. Pursuant to such plan, full-time employees of ASE Inc. as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Under this plan, for a period of one year from August 28, 2002, we may issue up to 160,000,000 options on one or more occasions. Each option entitles the holder to purchase one common share of ASE Inc. at a price equal to the closing market price on the date of the option issuance. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its issue date. The options are generally not transferable. As of December 31, 2002, a total of 145,989,000 options have been issued at an exercise price of NT$20.8 per share.

ASE Test Share Option Plans

       ASE Test currently maintains five option plans which include plans adopted in each year from 1996 to 2000. Under ASE Test’s share option plans, its directors, employees, advisors and consultants and those of its affiliates may, at the discretion of a committee of its directors administering the plan, be granted options to purchase its shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five years, or in the case of the 1999 and 2000 option plans, ten years. ASE Test’s board of directors may amend or modify the plans at any time. As of December 31, 2002, an aggregate of 28,800,000 of ASE Test’s shares had been reserved for issuance and 13,331,363 options to purchase its shares remained outstanding under its various option plans. An aggregate of 7,030,000 options had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from US$3.50 to US$25.00 per share. Options granted under the 1996, 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999 and 2000 plans, ten years from the date of grant.

Interests of Management in Related Party Transactions

       Several of our directors, supervisors and executive officers also serve as directors, supervisors or executive officers of companies with which we do business. These companies include our affiliates. See “Principal Shareholders” and “Related Party Transactions”. We conduct these transactions on an arms’ length commercial basis.

PRINCIPAL SHAREHOLDERS

       The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of March 31, 2003, by (1) each shareholder known by us to own beneficially more than 5% of our common shares and (2) all directors, supervisors and executive officers as a group.

	Common Shares
	Beneficially Owned

Name of Shareholder or Group	Number	Percentage

ASE Enterprises Limited(1)	628,395,834	19.3%
Directors, supervisors and executive officers as a group(2)	754,759,162	23.2%

(1)	ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of our director Chang Yao Hung-ying and our Chairman Jason C.S. Chang, who is the sole shareholder and director of that company.
(2)	Includes shareholding of ASE Enterprises Limited.

       The following table sets forth information relating to our common shares held by our consolidated subsidiaries and non-consolidated affiliates as of March 31, 2003.

	Common Shares
	Beneficially Owned

Name of Shareholder	Number	Percentage

ASE Capital(1)	21,420,317	0.7%
ASE Investment(1)	142,368,827	4.4%
ASE Test Taiwan(2)	652,713	0.0%
Hung Ching(3)	39,535,822	1.2%

(1)	ASE Capital and ASE Investment are our wholly-owned subsidiaries.
(2)	ASE Test Taiwan is a subsidiary of ASE Test, our subsidiary.
(3)	As of March 31, 2003, we held 26.4% of the outstanding shares of Hung Ching. Our director Chang Yao Hung-ying, our Chairman Jason C.S. Chang, our Vice Chairman, Chief Executive Officer and President Richard H.P. Chang and other members of the Chang family are controlling shareholders of Hung Ching. See “Business — Our Unconsolidated Affiliates”.

       On July 17, 2002, ASE Inc., ASE Investment and ASE Capital entered into a merger agreement relating to the merger of ASE Investment and ASE Capital into ASE Inc. The merger is conditioned upon the approval of the board of directors of each of ASE Inc., ASE Investment and ASE Capital. The merger is expected to close shortly following the completion of this offering. Upon the effectiveness of the merger, ASE Inc. will assume all of the assets and liabilities of both ASE Investment and ASE Capital.

       None of our major shareholders has different voting rights from those of our other shareholders. There have been no significant changes in the percentage ownership of any of our major shareholders in 2000, 2001 and 2002.

       As of March 31, 2003, a total of 3,254,800,000 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of March 31, 2003, 51,619,465 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of March 31, 2003, 10,323,377 ADSs, representing 51,616,885 common shares, were held of record by Cede & Co., and 516 ADSs, representing 2,580 common shares, were held by six other U.S. persons. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

       In recent years, ASE Inc. has made awards of ASE Inc.’s common shares to the employees of affiliates of ASE Inc. as part of their compensation, based in part on the consolidated net income of ASE Inc. and the affiliates’ contribution to the consolidated income. ASE Inc. granted an aggregate of 13,510,250 common shares in 2000 and 9,872,725 common shares in 2001 as stock awards to employees of affiliates of ASE Inc. with a fair market value at the time of grant of NT$968.5 million and NT$234.6 million, respectively. ASE Inc. expects this practice to continue in future periods.

       ASE Material sold interconnect materials in the aggregate amount of NT$1,765.6 million, NT$2,346.9 million and NT$2,885.6 million (US$83.2 million) to ASE Inc. in 2000, 2001 and 2002, respectively. In 2002, we purchased approximately 39% of our substrate requirements by value for our packaging facilities from ASE Material. We purchase, and plan to continue to purchase, materials from ASE Material at prevailing market prices.

       ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$142.7 million, NT$178.3 million and NT$232.5 million (US$6.7 million) in 2000, 2001 and 2002, respectively. ASE Inc. sold to ASE Test Taiwan at book value a building at an aggregate price of NT$18.4 million in 2000.

       ASE Test Malaysia and ASE Philippines have historically purchased a portion of the raw materials used in their packaging operations, principally leadframes, from ASE Inc. when they face a shortage in the supply of these types of raw materials. These types of raw materials are typically resold by ASE Inc. to ASE Test Malaysia and ASE Philippines at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$3.6 million, NT$17.2 million and NT$11.7 million (US$0.3 million) in 2000, 2001 and 2002, respectively. Purchases of raw materials by ASE Philippines amounted to NT$2.1 million, NT$4.7 million and NT$2.3 million (US$0.1 million) in 2000, 2001 and 2002, respectively. In addition, ASE Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$11.9 million, NT$12.8 million and NT$0.1 million in 2000, 2001 and 2002, respectively.

       In 2002, ASE Test Malaysia purchased raw materials, primarily lead frames and substrates, from ASE Material in the aggregate amount of NT$181.6 million (US$5.2 million). These types of raw materials are typically sold by ASE Material to ASE Test Malaysia at the prevailing market price.

       ASE Inc. has historically guaranteed the short-term borrowing of many of its subsidiaries. As of December 31, 2002, ASE Inc. has endorsed and guaranteed an aggregate amount of NT$6,341.4 million (US$182.7 million) of the outstanding promissory notes of its subsidiaries.

       In 2000, 2001 and 2002, ASE Inc. sold to ASE Philippines at book value machinery and equipment for the packaging of plastic dual in-line packages at an aggregate price of NT$22.8 million, NT$30.5 million and NT$0.1 million, respectively.

       In April 2003, ASE Inc. and its affiliate, Hung Ching, entered into an agreement for the development of a building in the Nantze Export Processing Zone on land currently leased by ASE Inc. Under the agreement, Hung Ching will bear all costs relating to the development. Upon completion of the development, which is currently expected to be in the second half of 2004, ASE Inc. will own the first two floors of the building with floor space of approximately 22,000 square feet, and Hung Ching will own remaining floors of the building with floor space of approximately 86,000 square feet. ASE Inc. plans to use its floor space to house part of its operations in Kaohsiung. ASE Inc. and its affiliates will have priority in purchasing the remaining floor space from Hung Ching. The total value of the project, including land and the completed building, is estimated at NT$1.4 billion.

       In January 2000, ASE Chung Li and Hung Ching, our affiliate, entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. Under the agreement, Hung Ching will bear all costs relating to the development. Upon completion of the development, floor space in the buildings will be sold by Hung Ching at prices to be negotiated between Hung Ching and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of the floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the selling price. The first phase of the development project is the construction of a building with aggregate floor space of approximately 800,000 square feet, which was completed in September 2000. The total value of the first phase of the project, including land and the completed building, is estimated at NT$2.0 billion. The new building houses ASE Chung Li’s testing operations as well as part of the operations of other subsidiaries of ASE Inc.

       ASE Chung Li entered into two leases with ASE Material and one lease with ASE Test Taiwan to lease floor space in a building located at 550-5, Section 1, Chung-hwa Road, Fu-hwa Li, Chung Li, Taiwan. An area of approximately 48,000 square feet per floor was leased, with two floors leased to ASE Material and one floor leased to ASE Test Taiwan. The leased area will be used for production facilities.

       In October 1997, J&R Holding entered into agreements with Swiss Bank Corporation to purchase call options on a portion of our US$200 million zero coupon convertible bonds due 2002. The call options were offered by Swiss Bank Corporation as a part of the repackaging of our convertible bonds by SBC Warburg, an affiliate of Swiss Bank Corporation, into two separate instruments consisting of: (1) US$200 million callable floating rate notes secured by the convertible bonds and (2) call options on the convertible bonds. SBC Warburg decided to repackage the convertible bonds because the adverse market conditions resulting from the Asian financial crisis during the second half of 1997 made it difficult to market the convertible bonds. SBC Warburg was able to obtain commitments for the entire issue of the floating rate notes but, as a result of the adverse market conditions described above, was able to obtain commitments for only a portion of the call options. As a result, Swiss Bank Corporation approached a number of large institutional investors, including J&R Holding, with a proposal to sell a portion of the call options.

       J&R Holding decided to purchase the call options because its management considered the call options to be a good investment. Under the first agreement with Swiss Bank Corporation, J&R Holding was required to make four cash payments to Swiss Bank Corporation in November 1998, 1999, 2000 and 2001. In return, J&R Holding had the right to call the convertible bonds back at any time during the period from November 1998 through November 2002. Under the second agreement, Swiss Bank Corporation paid US$200,000 to J&R Holding. In return, Swiss Bank Corporation had the right to sell a portion of the call options to J&R Holding at any time between November 4, 1997 and November 1, 1998. These options were terminated by agreement on December 11, 2001. As of November 2002, we had repurchased in the open market all of the remaining bonds.

       ASE Holding Limited, one of our subsidiaries through which we hold ASE Test shares, entered into a share purchase agreement dated as of May 19, 2001 with two of our directors under which ASE Holding Limited agreed to purchase 2,480,000 shares of ASE Test from these directors upon the exercise of certain options granted to them under ASE Test’s 1996 option plan for an aggregate purchase price of US$35,389,600. The closing date of this acquisition of shares was May 22, 2001. We engaged in this acquisition principally to maintain our investment in ASE Test at a level above 50% of the outstanding shares of ASE Test. For more information relating to the transaction, see “Item 7. Major Shareholders — Related Party Transactions” of our annual report on Form 20-F for the fiscal year ended December 31, 2001.

DESCRIPTION OF COMMON SHARES

       Set forth below is a summary of information relating to our share capital, including brief summaries of the relevant provisions of our Articles of Incorporation, the ROC Securities and Exchange Law and the ROC Company Law.

General

       We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$45,500,000,000, divided into 4,550,000,000 common shares, 3,254,800,000 were issued in registered form and outstanding as of March 31, 2003. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this prospectus.

Dividends and Distributions

       In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

•	up to 2% of our annual net income (less prior years’ losses and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

•	between 5% and 7% of the annual net income (less prior years’ losses and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in accordance with our employee bonus plan, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.

       At the annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

       We are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and the capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

       For information on the dividends we paid in recent years, see “Dividends and Dividend Policy”. For information as to ROC taxes on dividends and distributions, see “Taxation — ROC Taxation — Dividends”.

Changes in Share Capital

       Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ASE Inc., the approval of the ROC Securities and Futures Commission and the ROC Ministry of Economic Affairs is also required. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine.

Preemptive Rights

       Under the ROC Company Law, when a ROC company issues new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

       In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

       The preemptive rights provisions do not apply to offerings by shareholders of outstanding shares, such as the common shares represented by the ADSs offered by the selling shareholders in this offering. According to the amended ROC Securities and Exchange Law, which was passed by the Legislative Yuan on January 15, 2002 and became effective on February 8, 2002, the preemptive rights provisions will not apply to offerings of new shares through a private placement approved at a shareholders meeting.

Meetings of Shareholders

       We are required to hold an ordinary meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Extraordinary shareholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

Voting Rights

       Under the ROC Company Law, a shareholder has one vote for each common share held. As previously required by law, our Articles of Incorporation provide that a holder of common shares has one vote for each common share, except that a holder of more than 3% of the total outstanding common shares is not permitted to vote 0.1% of the number of common shares held by the holder in excess of 3%. Such voting discount requirement has been eliminated under the newly amended ROC Company Law, and we amended the Articles of Incorporation to comply with the law in the shareholders’ meeting held on June 21, 2002. Under the ROC Company Law, the election of our directors and supervisors at a shareholders’ meeting is through cumulative voting.

       In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of the common shares represented at a shareholders meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

•	transfer of the whole or substantial part of its business or assets;

•	taking over of the whole of the business or assets of any other company, which would have a significant impact on our company’s operations;

•	distribution of any stock dividend; or

•	removal of directors or supervisors.

       A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting.

       Holders of ADSs will not have the right to exercise voting rights with respect to the underlying common shares, except as described in “Description of American Depositary Receipts — Voting Rights”.

Register of Shareholders and Record Dates

       Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	ordinary shareholders’ meeting — 60 days;

•	extraordinary shareholders’ meeting — 30 days; and

•	relevant record date — five days.

Annual Financial Statements

       At least 10 days before the annual ordinary shareholders’ meeting, our annual financial statements must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

Transfer of Common Shares

       The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Common Shares by ASE Inc.

       Under the ROC Securities and Exchange Law, we may purchase our own common shares for treasury stock in limited circumstances, including:

•	to transfer common shares to our employees;

•	to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or warrants issued by us; and

•	to maintain our credit and our shareholders’ equity, provided that the shares so purchased shall be cancelled.

       We may purchase our common shares on the Taiwan Stock Exchange or by means of a public tender offer. These transactions require the approval of a majority of our board of directors at a meeting in which at least two-thirds of the directors are in attendance. The total amount of common shares purchased for treasury stock may not exceed 10% of the total outstanding shares. In addition, the total cost of the purchased shares shall not exceed the aggregate amount of our retained earnings, any premium from share issuances and the realized portion of our capital reserve.

       Pursuant to the amended ROC Company Law, effective from November 14, 2001, our subsidiaries are not permitted to acquire our common shares. This restriction does not affect any acquisition of our common shares made by our subsidiaries prior to November 14, 2001.

Liquidation Rights

       In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the ROC Company Law and our Articles of Incorporation.

Substantial Shareholders and Transfer Restrictions

       The ROC Securities and Exchange Law currently requires (1) each director, supervisor, manager or substantial shareholder (that is, a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares and the ROC Securities and Futures Commission and (2) each director, supervisor, manager or substantial shareholder, after acquiring its status of director, supervisor, manager or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Securities and Futures Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares.

       In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, supervisor, manager or substantial shareholder reports the intended share transfer to the ROC Securities and Futures Commission.

       These restrictions do not apply to sales or transfers of our ADSs.

Stock Options

       With the approval of our board of directors and the ROC Securities and Futures Commission, we may issue stock options to our employees, provided that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares. The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the issue date of the option. As of December 31, 2002, we have issued 145,989,000 options to our full-time employees as well as full-time employees of our domestic and foreign subsidiaries pursuant to an employee stock option plan established on August 13, 2002. See “Management — Compensation of Directors, Supervisors and Executive Officers — ASE Inc. Employee Bonus and Stock Option Plans”. We have 300,000,000 common shares reserved for issuance under our employee stock options.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

       Citibank, N.A., acts as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. American Depositary Shares are commonly referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Taipei Branch, located at Citicorp Center, 52 Min Sheng E. Road, Section 4, Taipei, Taiwan, ROC.

       We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-12468 when retrieving your copy.

       We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that your rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not to this summary. We urge you to review the deposit agreement in its entirety. Statements printed in italics in this description are provided for your information but are not contained in the deposit agreement.

       Each ADS represents five common shares on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

       If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS owner you appoint the depositary to act on your behalf for the common shares represented by your ADSs, either upon (1) your specific instructions when we call a meeting of shareholders, distribute an elective dividend or make a rights offering, or (2) the specific terms of the deposit agreement to receive any dividends we distribute in NT dollars or common shares and to convert the NT dollars received into U.S. dollars. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by ROC laws, which may be different from the laws in the United States. In addition, we note that the laws and regulations of the ROC may restrict the deposit and withdrawal of our common shares into or from the depositary receipts facility. Under ROC laws and regulations, as currently in effect, shares may be accepted for deposit and ADSs may be issued under the terms of the deposit agreement only in the following circumstances:

(1)	upon obtaining regulatory approval from the ROC Securities and Futures Commission;

(2)	upon the issuance of a dividend or a free distribution of common shares to existing shareholders;

(3)	upon the exercise by existing shareholders of their preemptive rights in connection with capital increases for cash; and

(4)	as permitted under the deposit agreement, the purchase directly by a person or through the depositary bank of common shares on the Taiwan Stock Exchange for the deposit in the ADR facility, provided that the total number of ADSs outstanding after an issuance described in this paragraph (4) does not exceed the number of ADSs issued and previously approved by the ROC Securities and Futures Commission in connection with the offering plus any ADSs created under clauses (2) and (3) described above.

       Under ROC laws and regulations, the common shares deposited under the deposit agreement may be withdrawn upon cancellation of the corresponding ADSs in the following circumstances:

•	upon the sale of the common shares on the Taiwan Stock Exchange; and

•	upon the appointment of eligible ROC brokerage firm for the holding of common shares on the investor’s behalf in a designated account in the ROC.

       For a more complete description of these deposit or withdrawal restrictions see “Annex B — Foreign Investment and Exchange Controls in the ROC — Depositary Receipts”.

       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name.

Dividends and Distributions

       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian, subject always to the laws and regulations of the ROC. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive these distributions under the terms of the deposit agreement in proportion to the number of ADSs owned as of a specified record date.

       In the event that, for any reason, any common shares held on deposit with the custodian are not entitled to the full proportion of any distribution we may make, we have agreed to provide the depositary with a list of the common shares for which a full proportion of the distribution may not be made and direct the depositary to adjust the amount of the distribution upon those common shares accordingly.

Distributions of Cash

       Whenever we make a cash distribution upon the common shares held on deposit with the custodian, we will notify the depositary. Upon receipt of our notice of the distribution, the depositary will arrange for the funds to be converted into U.S. dollars and will distribute the U.S. dollars to the holders.

       The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian for securities on deposit.

Distributions of Shares

       Whenever we make a free distribution of common shares upon the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of shares with the custodian. Upon receipt of notice of the deposit, the depositary will, subject to ROC law, either distribute to holders new ADSs representing the common shares deposited or modify the ratio of ADSs representing our common shares, in which case each ADS you own will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements to ADSs will be sold and the proceeds of the sale will be distributed as in the case of a cash distribution.

       The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

       No distribution of new ADSs will be made if it would violate any law or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it will use its best efforts to sell the common shares received and will distribute the proceeds of the sale as in the case of a distribution of cash. In addition, if the number of common shares to which any holder is entitled is not five or an integral multiple of five, the depositary will use its best efforts to cause the sale of these shares and distribute the proceeds of that sale to the holders as in the case of a distribution in cash.

Distributions of Rights

       Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

       The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable these holders to exercise these rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares directly rather than new ADSs.

       The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	the depositary determines that it is not reasonably practicable to distribute the rights.

       The depositary will sell the rights that are not exercised or not distributed if the sale is lawful and reasonably practicable. The proceeds of the sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for the rights.

Elective Distributions

       Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in common shares, we will give timely notice to the depositary and will indicate whether we wish the elective distribution to be made available to you. If we decide to make the elective distribution available to you, we will assist the depositary to determine whether this distribution is lawful and reasonably practicable.

       The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In this case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs.

Other Distributions

       Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and indicate whether we wish the distribution to be made to you. If so, we will assist the depositary in determining whether the distribution to holders is lawful and reasonably practicable.

       If it is reasonably practicable to distribute the property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

       The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay these taxes and governmental charges, the depositary may sell all or a portion of the property received.

       The depositary will not distribute the property to you and will sell the property if:

•	we do not timely request that the property be distributed to you or we request that the property not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

       The proceeds of the sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Our Common Shares

       The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of our common shares or we may undertake a recapitalization, reorganization, merger, consolidation or sale of assets.

       If any change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged for the common shares held on deposit. The depositary may in these circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute the property to you, the depositary may sell the property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Common Shares

       Subject to limitations set forth in the deposit agreement and the ADRs, the depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian.

       The depositary will refuse to accept our common shares for deposit whenever we have notified the depositary that we have restricted the transfer of those common shares to comply with ownership restrictions under ROC laws.

       In the event there are new common shares with rights, including rights to dividends, that are different from the existing common shares held by the depositary, we may instruct the depositary to (1) refuse to accept the new common shares for deposit or (2) issue ADSs representing the new common shares that are separate and distinct from the ADSs representing the existing common shares.

       In the event we instruct the depositary to issue ADSs representing the new common shares, these new ADSs will be distinguished from the existing ADSs through different CUSIP numbering and legending, if necessary. Upon written notice from us to the depositary that the new common shares no longer have different rights from the existing common shares, the depositary will (1) notify holders of the new ADSs and provide them with an opportunity to exchange their ADSs and (2) take the necessary actions to remove the distinctions between the two types of ADSs.

       The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals, if applicable, have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

       When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. Accordingly, you will be deemed to represent and warrant that:

•	the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to the common shares have been validly waived or exercised;

•	you are duly authorized to deposit the common shares;

•	the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon deposit will not be, “restricted securities” as defined in the deposit agreement; and

•	the common shares presented for deposit have not been stripped of any rights or entitlements.

       If any of the representations or warranties is incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

       The term “restricted securities” is defined in the deposit agreement as common shares:

•	acquired directly or indirectly from us or our affiliates in a transaction not involving a public offering and thus subject to resale limitations under the Securities Act;

•	held directly or indirectly by an officer, director or our affiliates; or

•	subject to other restrictions under applicable laws, our Articles of Incorporation, the rules and regulations of an applicable securities exchange or a shareholders agreement.

Withdrawal of Common Shares upon Cancellation of ADSs

       Subject always to the withdrawal of deposited property being permitted under ROC laws and regulations, as a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s office. However, under current ROC law, if you wish to withdraw the common shares underlying your ADSs from the ADR facility, you will be required to appoint an eligible agent in the ROC to open a securities trading account with a local brokerage firm after receiving an approval from the Taiwan Stock Exchange, remit funds, exercise shareholders’ rights and perform any other functions as you may designate upon withdrawal. In addition, you will also be required to appoint an eligible custodian bank to hold our common shares in safekeeping, make confirmations and settle trades and report all relevant information. Without appointing a broker or opening the required account, you would not be able subsequently to sell our common shares on the Taiwan Stock Exchange or otherwise. These laws may change from time to time. We cannot assure you that current ROC law will remain in effect or that future changes in ROC law will not adversely affect your ability to withdraw our common shares from the ADR facility.

       You may also request that our common shares represented by your ADSs be sold on your behalf. The depositary may require that you deliver your request for sale in writing. Any sale of our common shares will be conducted according to applicable ROC law through a securities company in the ROC on the Taiwan Stock Exchange or in other manner as is permitted under applicable ROC law. Any sale will be at your risk and expense. You may also be required to enter into a separate agreement to cover the terms of the sale of our common shares.

       Upon receipt of any proceeds from any sale, subject to any restrictions imposed by ROC law and regulations, the depositary shall convert the proceeds into U.S. dollars and distribute the proceeds to you, net of any fees, expenses, taxes or governmental charges (including, without limitation, any ROC and U.S. taxes) incurred in connection with the sale. Sales of our common shares may be subject to ROC taxation on capital gains and will be subject to a securities transaction tax in the ROC. The ROC does not currently impose capital gains tax on ROC securities transactions, but we cannot assure you that a capital gains tax will not be imposed in the future or the manner in which any ROC capital gains tax would be imposed or calculated.

       In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

       If you hold an ADR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and other documents as the depositary may deem appropriate before it will cancel the ADSs represented by your ADR. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. We have reporting obligations under ROC law in respect of the ADR facility. In order to enable us to gather the information necessary for these reporting obligations, you will be asked to complete and sign a certification upon withdrawal of common shares from the ADR facility. In this certification you will be asked to disclose, among other information, the name, nationality and address of the beneficial owner of the ADSs presented for cancellation, the number of common shares owned by the beneficial owner and whether certain affiliations exist between the beneficial owner and ASE Inc. The depositary will refuse to release common shares to you until you deliver a completed and signed certification to it.

       Under current ROC law, regulation and policy, People’s Republic of China persons are not allowed to withdraw and hold our common shares from the ADR facility or to register as our shareholders. Under current ROC law, “People’s Republic of China person” means an individual holding a passport issued by the People’s Republic of China, a resident of any area of China under the effective control or jurisdiction of the People’s Republic of China (but not including the Hong Kong and Macau Special Administrative Regions), and agency or instrumentality of the People’s Republic of China and any corporation, partnership or other entity organized under the laws of any such area or controlled or beneficially owned by any such individual, resident, agency or instrumentality.

       You will have the right to withdraw the common shares represented by your ADSs at any time except for:

•	temporary delays that may arise because (1) the transfer books for the common shares or ADSs are closed, or (2) our common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

       Except as described below, you generally have no right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, you will be deemed to have authorized and directed the depositary to appoint our Chairman or his designee to represent you at our shareholders’ meetings and to vote the common shares deposited with the custodian according to the terms of the ADSs. The voting rights of holders of common shares are described in “Description of Common Shares — Voting Rights”.

       The depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

       If we fail to timely provide the depositary with an English language translation of our notice of meeting or other materials related to any meeting of owners of common shares, the depositary will endeavor to cause all the deposited securities represented by ADSs to be present at the applicable meeting, insofar as practicable and permitted under applicable law, but will not cause those securities to be voted.

       If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting, including election of directors and supervisors, the depositary will notify the instructions to our Chairman or his designee to attend the meeting and vote all the securities represented by the holders’ ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.

       If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then, you will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our Chairman or his designee to attend and vote at the meeting the common shares represented by your ADSs in any manner he or his designee may wish, which may not be in the interests of holders.

       The ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

       As an ADS owner, you will be required to pay the following service fees to the depositary:

Service	Fees

• issuance of ADSs upon the deposit of common shares	up to US$0.05 per ADS issued
• cancellation of ADSs	up to US$0.05 per ADS canceled
• distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	up to US$0.05 per ADS issued
• distribution of cash (that is, upon the sale of rights and other entitlements)	up to US$0.02 per ADS held

       As an ADS owner you will also be responsible to pay fees and expenses incurred by the depositary and taxes and governmental charges such as:

•	fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Taiwan upon deposit and withdrawal of common shares;

•	expenses and charges incurred for converting foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements;

•	expenses for cable, telex and fax transmissions and for delivery of securities; or

•	taxes and duties upon the transfer of securities, for example, when common shares are deposited or withdrawn from deposit.

       We have agreed to pay other specified charges and expenses of the depositary. The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of these changes.

Amendments and Termination

       We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

       You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs except as permitted by law.

       We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.

       Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, subject always to the withdrawal of deposited property being permitted under ROC laws and regulations, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary in connection with those common shares on the same terms as before the termination. During the six months’ period the depositary will continue to collect all distributions received on the common shares on deposit but will not distribute any property to you until you request the cancellation of your ADSs.

•	After the expiration of the six months’ period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from the sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

       The depositary will maintain ADS holder records at its depositary office. You may inspect the records at the depositary’s office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

       The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

       The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of those shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of incorporation or in any provisions of the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

       The depositary will not deliver common shares before the receipt for cancellation of ADSs. Subject to ROC law and regulations, the depositary may, however, in some circumstances, issue ADSs before receiving common shares for deposit. These transactions are commonly referred to as “pre-release transactions”.

       The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on pre-release transactions such as the need to receive collateral, the type of collateral required, and the need to receive written representations indicating that the recipient of pre-release ADSs owns the underlying common shares to be deposited and unconditionally guarantees to deliver the shares to the depositary upon request. The depositary may retain the compensation received from the pre-release transactions.

Taxes

       You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

       The depositary may refuse (1) to issue ADSs, (2) to deliver, transfer, split and combine ADRs or (3) to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

       The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if the conversion is lawful and practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

       If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; or

•	hold the foreign currency without liability for interest for the applicable holders.

       Under ROC laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in connection with the following:

•	proceeds of the sale of common shares represented by depositary receipts;

•	proceeds of the sale of common shares received as stock dividends and deposited into the ADR facility; and

•	any cash dividends or cash distributions received.

       In addition, a depositary, without governmental approval, may also convert incoming payments into NT dollars for (1) purchases of underlying common shares for deposit into the ADR facility against the creation of additional depositary receipts or (2) subscription payments for rights offering through us.

       The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

       Under current ROC law, a holder, without obtaining further approval from the Central Bank of China, may convert NT dollars into other currencies, including U.S. dollars, upon receipt of the proceeds (1) of the sale of any underlying common shares withdrawn from the depositary receipt facility, (2) received as a stock dividend received upon the common shares and (3) any cash dividends or distribution paid upon the common shares.

       The holder may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars to foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the futures any approval will be obtained in a timely manner, or at all.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

       Upon completion of this offering, the ADSs sold in this offering, assuming no exercise of the underwriters’ overallotment option, will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates” as the term is defined in Rule 144 under the Securities Act.

       Each of the selling shareholders named in the “Selling Shareholders” section of this prospectus has agreed for a period of 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior consent of Goldman Sachs International:

•	any of our common shares or depositary receipts representing our common shares;

•	any common shares of our subsidiaries or controlled affiliates or depositary receipts representing those shares; and

•	any securities that are substantially similar to the common shares or depositary receipts referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive the common shares or depositary receipts referred to above;

other than pursuant to (1) exercise of options under stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

       In addition, we have agreed for a period of 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of Goldman Sachs International:

•	any of our common shares or depositary receipts representing our common shares;

•	any common shares of our subsidiaries or controlled affiliates or depositary receipts representing those shares; and

•	any securities that are substantially similar to the common shares or depositary receipts referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive the common shares or depositary receipts referred to above;

other than pursuant to (1) exercise of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

       We have also agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 90 days after the date of this prospectus without the prior written consent of Goldman Sachs International, any of the securities referred to above, other than pursuant to (1) exercise of options under employee stock option plans existing on the date of this prospectus and (2) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, which in each case is described in this prospectus.

       Furthermore, each of Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying, Feng Mei Jean and Hung Ching also entered into a similar 90-day lock-up agreement with respect to our common shares, depositary receipts representing our common shares and securities that are substantially similar to our common shares or depositary receipts representing our common shares.

       These restrictions do not apply to:

•	the 28,757,600 ADSs and the common shares represented thereby being offered by the selling shareholders in connection with this offering;

•	up to 4,000,000 ADSs and the common shares represented thereby that may be purchased by the underwriters pursuant to their overallotment option;

•	the sale of any of our common shares held by the selling shareholders subsequent to 30 days after the date of this prospectus;

•	the issuance of common shares of ASE Inc. pursuant to any stock dividend payable to all holders of common shares of ASE Inc. (including common shares represented by the ADSs) as of a record date subsequent to the date of this prospectus;

•	the issuance and sale by any subsidiary or controlled affiliate of equity securities where our beneficial ownership interest in that subsidiary or controlled affiliate will not decrease as a result of such issuance or sale; and

•	the issuance and the sale by Universal Scientific of a number of its common shares not in excess of 25% of its outstanding common shares as of the date of this prospectus (or depositary receipts representing up to that number of its common shares, or debt or other securities initially convertible into not more than that number of its common shares or depositary receipts); the number of Universal Scientific’s common shares outstanding as of December 31, 2002 was approximately 688,500,000.

       Except for the sale of ADSs by the selling shareholders in this offering, we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares or ADSs. We cannot assure you, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our common shares or ADSs will not dispose of significant numbers of common shares or ADSs. In addition, following completion of this offering several of our subsidiaries and affiliates will continue to hold common shares or ADSs, depositary shares representing common shares, and options to purchase common shares. We or they may decide to sell those securities in the future. See “Principal Shareholders” for a description of our significant shareholders and affiliates that hold our common shares. No prediction can be made as to the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale will have on the market price of the ADSs prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that future sales may occur, could adversely affect the prevailing market price of ADSs or the common shares.

TAXATION

ROC Taxation

       The following discussion is the opinion of Lee and Li. The discussion describes the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies to you only if you are:

•	an individual who is not a ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

       You should also consult your tax advisors concerning the ROC tax consequences of owning ADSs.

Dividends

       Dividends declared by us out of our retained earnings and distributed to you are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% ROC tax imposed on these distributions.

       Under current ROC law, it is not clear whether the dividends paid by us out of our capital reserves are subject to ROC withholding tax.

Capital Gains

       Under ROC law, capital gains on share securities transactions are exempt from income tax.

Subscription Rights

       Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the realized gains received if you are a natural person; or

•	25% of the realized gains received if you are an entity that is not a natural person.

       Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

Securities Transaction Tax

       A securities transaction tax, at the rate of 0.3% of the gross amount received, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

Estate and Gift Tax

       ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose since there is no authority directly indicating whether an ADR holder will be treated as owning the shares represented by the ADR. However, despite this lack of direct authority, we are of the view that a holder of ADSs will not be subject to the ROC estate and gift tax because (1) the ADSs are not considered property within the ROC and (2) the transfer of ADSs is not deemed to be a transfer of the underlying common shares.

Tax Treaty

       The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom and the Netherlands, which may result in a reduction in the rate of ROC withholding tax on dividends paid with respect to common shares of ROC companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

       The following discussion is the opinion of Davis Polk & Wardwell. The discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs to those U.S. holders described below. For these purposes, you are a U.S. holder if you are a beneficial owner of ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source.

       This discussion only applies to ADSs that you purchase through this offering and only if you hold the ADSs as capital assets.

       This discussion assumes that ASE Inc. will not be considered a passive foreign investment company. Please see our discussion of passive foreign investment company rules below.

       Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to purchasers subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	insurance companies;

•	tax-exempt entities;

•	dealers or traders in securities;

•	financial institutions;

•	persons who hold or will hold common shares as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of common shares and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar; or

•	persons who own 10% or more of our voting stock.

       This discussion is based on the Internal Revenue Code of 1986, Treasury Regulations, administrative announcements and judicial decisions currently in effect. These laws and regulations may change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

       For U.S. federal income tax purposes, a U.S. holder of ADSs should be treated as the holder of the common shares represented by the ADSs. However, the U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

       Please consult your tax advisors with regard to the application of the U.S. federal income tax laws to ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

Dividends

       Any dividends you receive on ADSs, including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on ASE Inc., other than pro rata distributions of common shares to all shareholders including holders of ADSs, will constitute foreign source dividend income to the extent paid out of earnings and profits as calculated for U.S. federal income tax purposes. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the depositary receives the dividend. If you realize gain or loss on a sale or other disposition of NT dollars, it will be U.S. source ordinary income or loss. You will not be entitled to a dividends-received deduction for dividends you receive.

       Subject to applicable limitations and restrictions, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax on account of the 10% retained earnings tax, will be eligible for credit against your U.S. federal income tax liabilities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income including, amongst others, “passive income”, “financial services income” and “general limitation income”. For this purpose, dividends paid with respect to the common shares will constitute “passive income” or, in the case of U.S. financial services providers, may be “financial services income”.

       Pro rata distributions of common shares by a company to its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to income in the “general limitation income” class and not “passive income” or “financial services income”, subject to applicable limitations and restrictions.

Capital Gains

       You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs in the same manner as you would on the sale or exchange of any other common shares held as capital assets. The gain or loss will be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

       Deposits and withdrawals of common shares by a U.S. holder in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

       Based on management estimates, ASE Inc. does not expect to be a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The determination of whether ASE Inc. may be a passive foreign investment company will be based on the composition of its income and assets, as well as those of its subsidiaries and certain affiliates, from time to time. Since the composition of ASE Inc.’s income and assets will vary over time, there can be no assurance that it will not be considered a passive foreign investment company for any fiscal year. If ASE Inc. is a passive foreign investment company at any time that you own ADSs:

•	You may be subject to additional taxes and interest charges on any gain realized on the disposition of the ADSs, as applicable, and on “excess distributions”. The additional taxes are assessed at the highest tax rate applicable for corporate or individual taxpayers for the relevant tax periods; and

•	You will be subject to additional U.S. tax filing requirements for each year that you hold ADSs.

       Please consult your tax advisors about the possibility that ASE Inc. may be a passive foreign investment company and the rules that would apply to you if it were.

Estate and Gift Tax

       As discussed in “— ROC Taxation”, you might be required to pay ROC estate and gift tax. You should consult your tax advisor regarding the effect of these taxes.

UNDERWRITING

       We, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International is the representative of the underwriters, and its address is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England.

Underwriters	Number of ADSs

Goldman Sachs International

Total	28,757,600

       The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

       The underwriters have an option, exercisable within 30 days from the date of this prospectus, to buy up to an additional 4,000,000 ADSs from ASE Capital, solely to cover overallotments, if any. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

       The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,000,000 additional ADSs.

Paid by the Selling Shareholders	No Exercise	Full Exercise

Per ADS	$	$
Total	$	$

       Total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders represent           % of the total amount of this offering.

       Total expenses for this offering are estimated to be approximately US$1.6 million, including SEC registration and National Association of Securities Dealers, Inc. fees of US$0.06 million, printing fees of approximately US$0.3 million, legal fees of approximately US$1.0 million and accounting fees of approximately US$0.2 million. The underwriters have agreed to reimburse us for, or pay on our behalf, a portion of expenses in connection with this offering, as well as a portion of the expenses of the selling shareholders.

       ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                    per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$                    per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the representative may change the offering price and the other selling items.

       Certain of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the U.S. Securities and Exchange

Commission. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

       We and the selling shareholders have entered into a 90-day lock-up agreement with the underwriters regarding: (1) our common shares and depositary receipts representing our common shares, including those held by our subsidiaries and controlled affiliates; (2) common shares of our subsidiaries and controlled affiliates and depositary receipts representing those shares; and (3) securities that are substantially similar to such common shares and depositary receipts. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying, Feng Mei-Jean and Hung Ching have entered into a similar 90-day lock-up agreement with respect to our common shares, depositary receipts representing our common shares and securities that are substantially similar to our common shares or depositary receipts representing our common shares. See “Common Shares Eligible For Future Sale”.

       Each underwriter acknowledges that (1) it has not offered or sold, and prior to the expiry of a period of six months from the closing date of the issue of the ADSs, will not offer or sell, any ADSs to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations; (2) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA, does not apply to us; and (3) it has complied and will comply with all applicable provisions of the Regulations and of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

       The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.

       The ADSs have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

       The ADS may not be, directly or indirectly, offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

       No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

       The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the ROC.

       A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters or securities dealers. The representative of the underwriters may agree to allocate a number of ADSs to the underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the representative to the underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

       The outstanding ADSs have been listed on the New York Stock Exchange under the symbol “ASX”. We have applied to list the ADSs to be sold by the selling shareholders in this offering on the New York Stock Exchange.

       In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

       The underwriters also may impose a penalty bid in the offering. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

       This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.

       The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinarily course of business with us. They have received customary fees and commissions for these transactions.

       Goldman Sachs International is acting as the global coordinator and sole bookrunner for this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

       We are a company limited by shares and incorporated under the ROC Company Law. Substantially all of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of the ROC and a substantial portion of our assets and such persons are located in the ROC. As a result, it may not be possible for investors to effect service of process upon us or such persons within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by Lee and Li, our ROC counsel, that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;

•	the judgment is not contrary to the public order or good morals of the ROC;

•	if the judgment was rendered by default by the court rendering the judgment, we were served within the jurisdiction of the court or process was served on us with judicial assistance of the ROC; and

•	judgments of the courts of the ROC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

       A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of China for the payment out of the ROC of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars.

VALIDITY OF SECURITIES

       The validity of the ADSs will be passed upon for ASE Inc. and the selling shareholders by Davis Polk & Wardwell. The underwriters are being represented by Sullivan & Cromwell LLP regarding matters of United States Federal securities and New York State law. The validity of the common shares will be passed upon for ASE Inc. and the selling shareholders by Lee and Li. The underwriters are being represented by Tsar & Tsai regarding matters of ROC law.

EXPERTS

       The consolidated financial statements as of December 31, 2002 and 2001, and for each of three years in the period ended December 31, 2002, included in and incorporated by reference in this prospectus, have been audited by T.N. Soong & Co., independent public auditors, an associate member firm of Deloitte Touche Tohmatsu effective April 22, 2002, and formerly a member firm of Andersen Worldwide, SC, as stated in their reports, which are included and incorporated by reference in this prospectus, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

       The offices of T.N. Soong & Co. are located at 7/F, 168 Chung Cheng 4th Road, Kaohsiung, Taiwan, ROC.

AVAILABLE INFORMATION

       We have filed a registration statement on Form F-3 relating to the securities offered by the prospectus with the SEC. This prospectus is a part of that registration statement which includes additional information. You should refer to the registration statement and its exhibits and schedules if you would like to find out more about us and about the ADSs and the common share represented by the ADSs.

       We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As of November 4, 2002, we are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC through the EDGAR system.

       The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

       This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2001, to the extent the information in that report has not been updated or superseded by this prospectus;

•	any annual report on Form 20-F filed by us with the SEC subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC subsequent to the date hereof prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

       We will furnish to each person, including any beneficial owner, to whom a prospectus for this offering is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request this information, at no cost, by writing or telephoning us at 26, Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC, Attention: Tiffany Chang, telephone number: (8867) 361-7131.

       We furnish to Citibank, N.A., as depositary of the ADSs, our annual reports. We also furnish the depositary with quarterly reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

       We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc., a corporation incorporated under the laws of the Republic of China, and its consolidated subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002, all prepared in accordance with accounting principles generally accepted in the Republic of China and expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of China.

       As disclosed in Note 3 to the consolidated financial statements, on January 1, 2002, the Company adopted Republic of China Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock”.

       Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002, and the determination of shareholders’ equity and financial position at December 31, 2001 and 2002, to the extent summarized in Note 26.

       As discussed in Note 26 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to US Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.

T.N. Soong & Co.

(Associate Member Firm of Deloitte Touche Tohmatsu Effective April 22, 2002)
(Formerly a Member Firm of Andersen Worldwide, SC)
Taipei, Taiwan
Republic of China

February 11, 2003

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,

	2001	2002

	NT$	NT$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 2)	11,770,729	10,381,924	299,191
Short-term investments (Notes 2 and 4)	4,601,172	2,038,020	58,733
Notes receivable	105,185	112,667	3,247
Accounts receivable — net (Note 5)	7,020,964	8,885,879	256,077
Inventories (Notes 2 and 6)	2,768,436	3,131,652	90,249
Deferred income tax assets — net (Notes 2 and 18)	873,008	1,084,441	31,252
Pledged time deposit (Note 20)	140,949	428,743	12,355
Prepayments and other	801,161	968,433	27,909
Sinking fund (Note 13)	1,568,057	—	—

Total current assets	29,649,661	27,031,759	779,013

LONG-TERM INVESTMENTS (Notes 2, 3, 7, 10 and 20)	9,530,398	6,566,734	189,243
PROPERTIES (Notes 2, 8, 14 and 20)
Cost
Land and land improvements	3,877,876	3,870,967	111,555
Buildings and improvements	14,640,855	16,656,394	480,011
Machinery and equipment	66,986,146	72,203,572	2,080,795
Transportation equipment	107,927	104,225	3,004
Furniture and fixtures	1,387,583	1,579,785	45,527
Leased assets and leasehold improvements	584,163	855,487	24,654
Long-term land leasehold rights	62,600	62,206	1,793

Total cost	87,647,150	95,332,636	2,747,339
Accumulated depreciation	(31,751,538)	(39,709,319)	(1,144,361)

	55,895,612	55,623,317	1,602,978
Construction in progress	1,728,587	1,683,387	48,512
Machinery in transit and prepayments	2,930,886	5,782,166	166,633

Net properties	60,555,085	63,088,870	1,818,123

OTHER ASSETS (Notes 2, 9 and 20)	1,342,269	2,640,187	76,086

CONSOLIDATED DEBITS (Notes 2 and 10)	5,248,919	5,541,808	159,706

TOTAL ASSETS	106,326,332	104,869,358	3,022,171

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

(In Thousands, Except Share Data)

	December 31,

	2001	2002

	NT$	NT$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings (Notes 10 and 20)	3,456,149	3,903,994	112,507
Commercial paper and bank acceptances payable (Note 12)	3,444,314	2,384,577	68,720
Accounts and notes payable	2,968,779	4,047,171	116,633
Payable for fixed assets	1,928,469	4,494,828	129,534
Income tax payable	244,618	172,453	4,970
Current portion of long-term bonds payable (Note 13)	3,090,345	—	—
Current portion of long-term debts (Notes 14 and 20)	3,175,883	6,202,423	178,744
Current portion of long–term payable for investments (Note 25)	816,433	962,758	27,745
Accrued expenses	1,631,642	1,839,423	53,009
Other	512,295	382,349	11,019

Total current liabilities	21,268,927	24,389,976	702,881
LONG-TERM BONDS PAYABLE (Note 13)	4,778,291	5,179,793	149,273
LONG-TERM DEBTS (Notes 14 and 20)	23,101,135	23,009,563	663,100
LONG-TERM PAYABLE FOR INVESTMENTS (Note 25)	2,794,861	2,364,360	68,137
ACCRUED PENSION COST (Notes 2 and 15)	294,438	416,671	12,008

Total liabilities	52,237,652	55,360,363	1,595,399

COMMITMENTS AND CONTINGENCIES (Note 21)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	12,142,359	10,078,329	290,441

SHAREHOLDERS’ EQUITY (Notes 2, 3 and 16)
Capital stock — NT$10 par values	32,548,000	32,548,000	937,983

Authorized — 4,150,000,000 shares in 2001 and 4,550,000,000 shares in 2002
Issued — 3,254,800,000 shares in 2001 and 2002
Capital surplus
Capital in excess of par value	3,171,933	3,171,933	91,410
Net gain on disposal of properties	23,109	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	3,656,472	3,753,594	108,173

Total capital surplus	6,851,514	6,925,527	199,583

Retained earnings	1,015,654	1,173,564	33,821

Unrealized loss on long-term investments in shares of stock	(442,246)	(423,620)	(12,208)

Cumulative translation adjustments	1,973,399	1,847,021	53,228

Treasury stock	—	(2,639,826)	(76,076)

Total shareholders’ equity	41,946,321	39,430,666	1,136,331

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	106,326,332	104,869,358	3,022,171

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share and ADS Data)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
NET REVENUES (Note 24)
Packaging	38,028,799	28,898,185	35,515,397	1,023,498
Testing	12,768,361	9,459,275	10,060,635	289,932
Other	96,217	10,366	10,806	311

Subtotal	50,893,377	38,367,826	45,586,838	1,313,741

COST OF REVENUES
Packaging	28,011,934	24,272,336	29,260,015	843,228
Testing	7,473,964	8,676,475	9,219,424	265,689
Other	81,380	8,203	12,831	370

Subtotal	35,567,278	32,957,014	38,492,270	1,109,287

GROSS PROFIT	15,326,099	5,410,812	7,094,568	204,454

OPERATING EXPENSES
Selling	1,020,451	877,858	909,439	26,208
General and administrative (Notes 8 and 10)	3,166,006	3,490,507	4,821,385	138,945
Research and development	1,262,516	1,504,536	2,048,973	59,048

Total operating expenses	5,448,973	5,872,901	7,779,797	224,201

INCOME (LOSS) FROM OPERATIONS	9,877,126	(462,089)	(685,229)	(19,747)

NON-OPERATING INCOME
Interest (Notes 2, 8, and 22)	554,180	503,603	392,593	11,314
Gain on sales of investments	91,666	50,666	—	—
Investment income under equity method (Notes 2 and 7)	69,915	—	—	—
Foreign exchange gain — net (Notes 2 and 22)	302,745	247,498	—	—
Other	198,518	466,787	582,840	16,796

Total non-operating income	1,217,024	1,268,554	975,433	28,110

NON-OPERATING EXPENSES
Interest (Notes 2, 8 and 22)	2,092,238	2,242,879	1,971,227	56,808
Investment loss under equity method (Notes 2 and 7)	237,152	1,246,836	410,348	11,826
Foreign exchange loss — net (Notes 2 and 22)	—	—	397,874	11,466
Other	361,200	302,249	220,460	6,353

Total non-operating expenses	2,690,590	3,791,964	2,999,909	86,453

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST AND EXTRAORDINARY LOSS	8,403,560	(2,985,499)	(2,709,705)	(78,090)
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 18)	(1,065,768)	199,160	1,140,324	32,863

INCOME (LOSS) BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	7,337,792	(2,786,339)	(1,569,381)	(45,227)
(Continued)

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)

(In Thousands, Except Per Share and ADS Data)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
EXTRAORDINARY LOSS (net of tax benefit of $48,188 in 2001 and $11,538 (US$333) in 2002) (Note 13)	—	(144,565)	(34,613)	(997)
MINORITY INTEREST IN NET (INCOME) LOSS OF SUBSIDIARIES	(1,500,643)	788,685	1,733,029	49,943

NET INCOME (LOSS)	5,837,149	(2,142,219)	129,035	3,719

EARNINGS (LOSS) PER SHARE (Notes 2 and 19)
Based on weighted average number of outstanding shares of 3,090,678,225 in 2002, 3,254,800,000 in 2001 and 2,677,602,508 in 2000
Basic
Before income tax
Income (Loss) before extraordinary loss	2.59	(0.71)	(0.26)	(0.01)
Extraordinary loss	—	(0.06)	(0.01)	(0.00)

Net income (loss)	2.59	(0.77)	(0.27)	(0.01)

After income tax
Income (Loss) before extraordinary loss	2.18	(0.61)	0.05	0.00
Extraordinary loss	—	(0.05)	(0.01)	(0.00)

Net income (loss)	2.18	(0.66)	0.04	0.00

Diluted
Before income tax
Income (Loss) before extraordinary loss	2.54	(0.71)	(0.26)	(0.01)
Extraordinary loss	—	(0.06)	(0.01)	(0.00)

Net income (loss)	2.54	(0.77)	(0.27)	(0.01)

After income tax
Income (Loss) before extraordinary loss	2.13	(0.61)	0.05	0.00
Extraordinary loss	—	(0.05)	(0.01)	(0.00)

Net income (loss)	2.13	(0.66)	0.04	0.00

Based on weighted average number of outstanding shares after giving retroactive adjustment to 2001 stock dividends
Basic
Before income tax	2.21
After income tax	1.84
Diluted
Before income tax	2.17
After income tax	1.80

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)

(In Thousands, Except Per Share and ADS Data)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
EARNINGS (LOSS) PER EQUIVALENT ADS (Notes 2 and 19)
Based on weighted average number of outstanding shares of 618,135,645 in 2002, 650,960,000 in 2001 and 535,520,502 in 2000
Basic
Before income tax
Income (loss) before extraordinary loss	12.95	(3.54)	(1.29)	(0.04)
Extraordinary loss	—	(0.30)	(0.07)	(0.00)

Net income (loss)	12.95	(3.84)	(1.36)	(0.04)

After income tax
Income (loss) before extraordinary loss	10.90	(3.07)	0.26	0.01
Extraordinary loss	—	(0.22)	(0.05)	(0.00)

Net income (loss)	10.90	(3.29)	0.21	0.01

Diluted
Before income tax
Income (loss) before extraordinary loss	12.70	(3.54)	(1.29)	(0.04)
Extraordinary loss	—	(0.30)	(0.07)	(0.00)

Net income (loss)	12.70	(3.84)	(1.36)	(0.04)

After income tax
Income (loss) before extraordinary loss	10.65	(3.07)	0.26	0.01
Extraordinary loss	—	(0.22)	(0.05)	(0.00)

Net income (loss)	10.65	(3.29)	0.21	0.01

Based on weighted average number of outstanding shares after giving retroactive adjustment to 2001 stock dividends
Basic
Before income tax	11.05
After income tax	9.22
Diluted
Before income tax	10.85
After income tax	9.01

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands)

	Capital Stock

		Issued and
		Outstanding
	Authorized			Capital
	Shares	Shares	Amount	Surplus

			NT$	NT$
BALANCE, January 1, 2000	2,400,000,000	1,980,000,000	19,800,000	683,674
Convertible bonds converted into common shares	—	355,086	3,551	32,102
Increase in authorized capital, July 11, 2000	800,000,000	—	—	—
Appropriations of 1999 earnings (Note 16)
Legal reserve	—	—	—	—
Compensation to directors and supervisors	—	—	—	—
Bonus to employees — cash	—	—	—	—
Bonus to employees — stock	—	47,833,062	478,331	—
Stock dividends — 31.5%	—	623,811,852	6,238,118	—
Capital increase in cash through the issuance of American Depositary Shares — September 29	—	100,000,000	1,000,000	3,137,910
Transfer of subsidiary’s net gain on disposal of properties	—	—	—	9,470
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	3,405,909
Unrealized loss on long-term investment in shares of stock	—	—	—	—
Consolidated net income in 2000	—	—	—	—
Transfer of net gain on disposal of properties	—	—	—	1,760
Cumulative translation adjustments (Note 2)	—	—	—	—

BALANCE, DECEMBER 31, 2000	3,200,000,000	2,752,000,000	27,520,000	7,270,825
Increase in authorized capital, April 6, 2001	950,000,000	—	—	—
Appropriations of 2000 earnings (Note 16)
Legal reserve	—	—	—	—
Compensation to directors and supervisors	—	—	—	—
Bonus to employees — cash	—	—	—	—
Bonus to employees — stock	—	34,960,000	349,600	—
Stock dividends — 17%	—	467,840,000	4,678,400	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Unrealized
	Retained Earnings
				Loss on
		Unappropriated		Long-term	Cumulative
		Earnings		Investment	Translation		Total
	Legal	(Accumulated		in Shares	Adjustments	Treasury	Shareholders’
	Reserve	Losses)	Total	of Stock	(Note 2)	Stock	Equity

	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, January 1, 2000	1,549,784	7,693,562	9,243,346	—	330,016	—	30,057,036
Convertible bonds converted into common shares	—	—	—	—	—	—	35,653
Increase in authorized capital, July 11, 2000	—	—	—	—	—	—	—
Appropriations of 1999 earnings (Note 16)
Legal reserve	779,393	(779,393)	—	—	—	—	—
Compensation to directors and supervisors	—	(139,200)	(139,200)	—	—	—	(139,200)
Bonus to employees — cash	—	(12,669)	(12,669)	—	—	—	(12,669)
Bonus to employees — stock	—	(478,331)	(478,331)	—	—	—	—
Stock dividends — 31.5%	—	(6,238,118)	(6,238,118)	—	—	—	—
Capital increase in cash through the issuance of American Depositary Shares — September 29	—	—	—	—	—	—	4,137,910
Transfer of subsidiary’s net gain on disposal of properties	—	(9,470)	(9,470)	—	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	—	—	—	3,405,909
Unrealized loss on long-term investment in shares of stock	—	—	—	(546,829)	—	—	(546,829)
Consolidated net income in 2000	—	5,837,149	5,837,149	—	—	—	5,837,149
Transfer of net gain on disposal of properties	—	(1,760)	(1,760)	—	—	—	—
Cumulative translation adjustments (Note 2)	—	—	—	—	894,255	—	894,255

BALANCE, DECEMBER 31, 2000	2,329,177	5,871,770	8,200,947	(546,829)	1,224,271	—	43,669,214
Increase in authorized capital, April 6, 2001	—	—	—	—	—	—	—
Appropriations of 2000 earnings (Note 16)
Legal reserve	583,539	(583,539)	—	—	—	—	—
Compensation to directors and supervisors	—	(103,200)	(103,200)	—	—	—	(103,200)
Bonus to employees — cash	—	(10,400)	(10,400)	—	—	—	(10,400)
Bonus to employees — stock	—	(349,600)	(349,600)	—	—	—	—
Stock dividends — 17%	—	(4,678,400)	(4,678,400)	—	—	—	—

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (Continued)

(In Thousands)

	Capital Stock

		Issued and
		Outstanding
	Authorized			Capital
	Shares	Shares	Amount	Surplus

			NT$	NT$
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	(419,311)
Reversal of unrealized loss on long-term investment in shares of stock	—	—	—	—
Consolidated net loss in 2001	—	—	—	—
Cumulative translation adjustments (Note 2)	—	—	—	—

BALANCE, DECEMBER 31, 2001	4,150,000,000	3,254,800,000	32,548,000	6,851,514
Increase in authorized capital, June 21, 2002	400,000,000	—	—	—
Transfer of ASE Inc. shares held by subsidiaries as treasury stock	—	—	—	—
Reversal of prior years’ gain on disposal of properties	—	—	—	(23,109)
Legal reserve offset against deficit	—	—	—	—
Reversal of unrealized loss on long-term investment in share of stock	—	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	104,474
Adjustment of equity in subsidiary due to reversal of prior years’ gain on disposal of properties	—	—	—	(7,352)
Consolidated net income in 2002	—	—	—	—
Cumulative translation adjustments (Note 2)	—	—	—	—

BALANCE, DECEMBER 31, 2002	4,550,000,000	3,254,800,000	32,548,000	6,925,527

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Unrealized
	Retained Earnings
				Loss on
		Unappropriated		Long-term	Cumulative
		Earnings		Investment	Translation		Total
	Legal	(Accumulated		in Shares	Adjustments	Treasury	Shareholders’
	Reserve	Losses)	Total	of Stock	(Note 2)	Stock	Equity

	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Adjustment of equity in subsidiary due to change in percentage of ownership	—	98,526	98,526	—	—	—	(320,785)
Reversal of unrealized loss on long-term investment in shares of stock	—	—	—	104,583	—	—	104,583
Consolidated net loss in 2001	—	(2,142,219)	(2,142,219)	—	—	—	(2,142,219)
Cumulative translation adjustments (Note 2)	—	—	—	—	749,128	—	749,128

BALANCE, DECEMBER 31, 2001	2,912,716	(1,897,062)	1,015,654	(442,246)	1,973,399	—	41,946,321
Increase in authorized capital, June 21, 2002	—	—	—	—	—	—	—
Transfer of ASE Inc. shares held by subsidiaries as treasury stock	—	—	—	—	—	(2,639,826)	(2,639,826)
Reversal of prior years’ gain on disposal of properties	2,310	20,799	23,109	—	—	—	—
Legal reserve offset against deficit	(1,876,264)	1,876,264	—	—	—	—	—
Reversal of unrealized loss on long-term investment in share of stock	—	—	—	18,626	—	—	18,626
Adjustment of equity in subsidiary due to change in percentage of ownership	—	(1,586)	(1,586)	—	—	—	102,888
Adjustment of equity in subsidiary due to reversal of prior years’ gain on disposal of properties	—	7,352	7,352	—	—	—	—
Consolidated net income in 2002	—	129,035	129,035	—	—	—	129,035
Cumulative translation adjustments (Note 2)	—	—	—	—	(126,378)	—	(126,378)

BALANCE, DECEMBER 31, 2002	1,038,762	134,802	1,173,564	(423,620)	1,847,021	(2,639,826)	39,430,666

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (Continued)

(In Thousands)

	Capital Stock

		Issued and
		Outstanding
	Authorized			Capital
	Shares	Shares	Amount	Surplus

			US$	US$
BALANCE, JANUARY 1, 2002	4,150,000,000	3,254,800,000	937,983	197,450
Increase in authorized capital, June 21, 2002	400,000,000	—	—	—
Transfer of ASE Inc. shares held by subsidiaries as treasury stock	—	—	—	—
Reversal of prior years’ gain on disposal of properties	—	—	—	(666)
Legal reserve offset against deficit	—	—	—	—
Reversal of unrealized loss on long-term investment in share of stock	—	—	—	—
Adjustment of equity in subsidiary due to change in percentage of ownership	—	—	—	3,011
Adjustment of equity in subsidiary due to reversal of prior years’ gain on disposal of properties	—	—	—	(212)
Consolidated net income in 2002	—	—	—	—
Cumulative translation adjustments (Note 2)	—	—	—	—

Balance, December 31, 2002	4,550,000,000	3,254,800,000	937,983	199,583

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Unrealized
	Retained Earnings
				Loss on
		Unappropriated		Long-term	Cumulative
		Earnings		Investment	Translation		Total
	Legal	(Accumulated		in Shares	Adjustments	Treasury	Shareholders’
	Reserve	Losses)	Total	of Stock	(Note 2)	Stock	Equity

	US$	US$	US$	US$	US$	US$	US$
BALANCE, JANUARY 1, 2002	83,940	(54,670)	29,270	(12,745)	56,870	—	1,208,828
Increase in authorized capital, June 21, 2002	—	—	—	—	—	—	—
Transfer of ASE Inc. shares held by subsidiaries as treasury stock	—	—	—	—	—	(76,076)	(76,076)
Reversal of prior years’ gain on disposal of properties	67	599	666	—	—	—	—
Legal reserve offset against deficit	(54,071)	54,071	—	—	—	—	—
Reversal of unrealized loss on long-term investment in share of stock	—	—	—	537	—	—	537
Adjustment of equity in subsidiary due to change in percentage of ownership	—	(46)	(46)	—	—	—	2,965
Adjustment of equity in subsidiary due to reversal of prior years’ gain on disposal of properties	—	212	212	—	—	—	—
Consolidated net income in 2002	—	3,719	3,719	—	—	—	3,719
Cumulative translation adjustments (Note 2)	—	—	—	—	(3,642)	—	(3,642)

Balance, December 31, 2002	29,936	3,885	33,821	(12,208)	53,228	(76,076)	1,136,331

       The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	5,837,149	(2,142,219)	129,035	3,719
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest in net income (loss) of subsidiaries	1,500,643	(788,685)	(1,733,029)	(49,943)
Depreciation	8,127,561	10,633,197	11,841,331	341,249
Amortization	466,238	494,088	444,995	12,824
Exchange (gain) loss on:
Long-term foreign bonds payable	628,058	640,171	(69,321)	(1,998)
Long-term foreign investment payable	170,351	223,599	(34,926)	(1,007)
Accrued interest on convertible bonds	812,931	872,575	576,437	16,612
Provision for doubtful accounts and sales allowance	155,458	80,629	85,823	2,473
Gain on sale of investments	(91,666)	(50,666)	(101,314)	(2,920)
Loss on early redemption of foreign convertible bonds	—	144,565	46,151	1,330
Investment loss under equity method	167,237	1,246,836	410,348	11,826
Cash dividends received from long-term stock investments	—	33,196	—	—
Reversal of accrued interest from long-term investment payable	—	—	(145,238)	(4,186)
Impairment loss on fixed assets	—	—	1,225,555	35,317
Gain (loss) on disposal of properties	19,298	26,884	15,668	452
Provision for loss on long-term bonds investments	284,301	29,822	—	—
Loss from idle assets	—	111,109	78,120	2,251
Amortization of consolidated debits	559,807	692,919	815,573	23,504
Deferred income taxes	(226,898)	(401,745)	(1,130,358)	(32,575)
Other	(16,441)	(3,251)	—	—
Changes in operating assets and liabilities
Notes receivable	(18,599)	114,456	(7,482)	(216)
Accounts receivable	(1,933,977)	1,939,341	(1,950,738)	(56,217)
Inventories	(796,636)	477,891	(363,216)	(10,467)
Prepayments and other	(486,108)	199,912	(231,154)	(6,661)
Notes and accounts payable	707,556	(891,130)	1,078,392	31,078
Income tax payable	642,539	(856,346)	(72,165)	(2,080)
Accrued expenses and other	1,574,097	(821,272)	217,222	6,260
Accrued pension cost	59,236	46,013	122,233	3,523
Effect of exchange rate changes	(682,197)	(473,515)	65,858	1,898

Net cash provided by (used in) operating activities	17,459,938	11,578,374	11,313,800	326,046

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(30,063,640)	(11,565,689)	(12,657,920)	(364,781)
(Increase) decrease in short-term investments	(1,471,248)	(2,913,644)	2,664,466	76,786
Decrease (increase) in pledged time deposits	158,351	128,837	(287,794)	(8,294)
Payments for long-term stock investments	(2,026,047)	(216,444)	(49,716)	(1,433)
Increase in other assets	(787,246)	(214,772)	(831,279)	(23,956)
Proceeds from sales of:
Properties	697,126	685,776	77,142	2,223
Bonds	—	195,320	—	—
Others	100,666	51,639	—	—
Purchase of ASE Material Inc. shares	—	—	(10,000)	(288)
Purchase of ASE Test Limited shares	—	(1,202,185)	(317,004)	(9,136)
Purchase of ISE Labs, Inc. shares	—	—	(1,755,133)	(50,580)

Net cash provided by (used in) investing activities	(33,392,038)	(15,051,162)	(13,167,238)	(379,459)

(Continued)

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In Thousands)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Capital increase through the issuance of American Depositary Shares	4,151,300	—	—	—
Long-term debts	1,013,796	9,746,636	1,161,489	33,472
Investment payable	(1,453,603)	(803,833)	(249,250)	(7,183)
Commercial papers and bank acceptances payable	2,578,212	(837,491)	(1,739,263)	(50,123)
Proceeds from short-term borrowings	1,614,950	944,148	2,375,322	68,453
Decrease in payable for fixed assets	—	(2,250,855)	—	—
Contribution to a sinking fund for convertible bonds	—	(1,568,057)	—	—
Early redemption of foreign convertible bonds	—	(6,066,042)	(1,674,053)	(48,244)
Increase in minority interest	9,854,500	1,552,601	656,246	18,912
Compensation to directors and supervisors and bonus to employees	(151,869)	(113,600)	—	—

Net cash provided by (used in) financing activities	17,607,286	603,507	530,491	15,288

EFFECT OF EXCHANGE RATE CHANGES	682,197	473,515	(65,858)	(1,898)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,357,383	(2,395,766)	(1,388,805)	(40,023)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,809,112	14,166,495	11,770,729	339,214

CASH AND CASH EQUIVALENTS, END OF YEAR	14,166,495	11,770,729	10,381,924	299,191

SUPPLEMENTAL INFORMATION
Interest paid	1,217,052	1,557,887	1,248,726	35,986
Income tax paid	497,882	1,024,286	88,884	2,569
Cash paid for acquisition of fixed assets
Acquisition of fixed assets	31,463,451	11,565,689	15,749,807	453,884
Increase in payable	(1,399,811)	—	(2,566,359)	(73,958)
Increase in obligation under capital losses	—	—	(525,528)	(15,145)

	30,063,640	11,565,689	12,657,920	364,781

Cash received from capital increase through the issuance of American Depositary Shares
Net proceeds	4,137,910
Increase in payable	13,390

Net cash inflow	4,151,300

Cash paid for redemption of foreign convertible bonds
Redemption price for foreign convertible bonds		6,066,042	3,242,110	93,433
Cash paid from sinking fund		—	(1,568,057)	(45,189)

		6,066,042	1,674,053	48,244

Non-cash flow investing and financing activities
Reclassification of the Company’s shares which are held by consolidated subsidiaries from long-term investment to treasury stock			2,639,826	76,076

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 2001 and 2002
(Amounts in Thousands, Unless Otherwise Stated)

1.     History and Organization

     Overview

       Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of the Republic of China (the “ROC”), is an independent provider of semiconductor packaging and testing services. The Company’s common shares are traded on the Taiwan Stock Exchange under the symbol “2311”. Since September 2000, the Company’s common shares in the form of American depositary shares (“ADS”) have been traded on the New York Stock Exchange under the symbol “ASX”. The Company and its consolidated subsidiaries and affiliates are together referred to as the “ASE Group”.

       Set forth is a brief overview of the Company’s organization structure and its equity stakes in its consolidated subsidiaries.

       The Company has six wholly-owned subsidiaries:

•	ASE Holding Limited (incorporated in Bermuda in April 1990), which holds shares in ASE Group companies;

•	ASE Marketing Services Ltd. (incorporated in Hong Kong in February 1991), which engages in trading;

•	ASE Investment Inc. (“ASE Investment”) (incorporated in the ROC in March 1996), which holds shares in ASE Group companies;

•	J&R Holding Limited (incorporated in Bermuda in May 1996), which holds shares in ASE Group companies;

•	ASE Capital Inc. (“ASE Capital”) (incorporated in the ROC in November 1997), which holds shares in ASE Group companies; and

•	ASE Southwest, Inc. (incorporated in the United States in August 1999), which engages in trading.

       As of December 31, 2002, the Company also held:

•	98.8% equity stake in ASE Technologies, Inc. (incorporated in the ROC in June 1991), which is engaged in the research and development, manufacture and sales of computers and related accessories;

•	90.0% equity stake in ASE Network Inc. (incorporated in the ROC in January 2000), which is engaged in investing in Taiwan Fixed Network Co., Ltd.;

•	70.0% equity stake in ASE (Chung Li) Inc. (“ASE Chung Li”) (incorporated in the ROC in April 1999), which is engaged in the packaging and testing of semiconductors. In addition, ASE Test Limited has a 30.0% equity stake in ASE Chung Li; and

•	56.6% equity stake in ASE Material Inc. (“ASE Material”) (incorporated in the ROC in December 1997), which is engaged in the design and production of leadframes and substrates used in the packaging of semiconductors. In addition, ASE Test, Inc. has a 4.0% equity stake in ASE Material.

       ASE Holding Limited has the following wholly-owned or majority-owned subsidiaries:

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

•	ASEP Realty Corporation (incorporated in the Philippines in December 1995), which holds real estate of ASE Holding Electronics (Philippines);

•	ASE Holding Electronics (Philippines)(incorporated in the Philippines in December 1995), which manufactures electronic products, components and semiconductors; and

•	70.0% equity stake in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999), which holds shares of ASE Korea Inc. In addition, ASE Test Limited has a 30.0% equity stake in ASE Investment (Labuan) Inc.

       A portion of the share capital of the Philippine subsidiaries is held by certain Filipino individuals due to local requirements.

       J&R Holding Limited has two subsidiaries:

•	100.0% equity stake of J&R Industrial Inc. (incorporated in the ROC in April 1999), which is mainly engaged in the leasing of substrate, packaging and testing equipment; and

•	39.3% equity stake of ASE Test Limited (“ASE Test”) (incorporated in Singapore in May 1996), which holds shares in ASE Group companies.

       In addition, as of December 31, 2002, ASE Holding Limited held an 11.2% equity stake in ASE Test. The shares of ASE Test have been listed on the NASDAQ National Market in the United States since June 1996.

       ASE Test has four majority-owned subsidiaries:

•	ASE Test, Inc. (incorporated in ROC in December 1987), which is engaged in the testing of semiconductors;

•	ASE Holding (Singapore) Pte. Ltd. (incorporated in Singapore in December 1994), which holds shares in ASE Group companies;

•	ASE Test Holdings, Limited (“ASE Test Holdings”) (incorporated in Cayman Islands in April 1999), which mainly holds shares in ASE Group companies; and

•	ASE Test Finance Limited (incorporated in Mauritius in June 1999), which is engaged in financing activities.

       ASE Test, Inc. has a wholly-owned subsidiary, ASE Test (USA) Inc. (incorporated in the United States in October 1995), which provides after-sales services relating to tested semiconductors.

       ASE Holding (Singapore) Pte. Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn, Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.

       ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, U.S.A. in November 1983), which is engaged in the front-end engineering testing and final testing of semiconductors.

       ASE Chung Li has a wholly-owned subsidiary, Omniquest Industrial Limited (“Omniquest”) (incorporated in the British Virgin Islands in June 2001), which holds shares in ASE (Shanghai) Inc.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Omniquest has a wholly-owned subsidiary, ASE (Shanghai) Inc. (incorporated in the People’s Republic of China in 2002), which is currently in the pre-operating phase.

       ASE Investment (Labuan) Inc. has a wholly-owned subsidiary, ASE Korea Inc. (“ASE Korea”) (incorporated in the Republic of Korea in 1999), which is engaged in the packaging and testing of semiconductors.

2.     Significant Accounting Policies

       The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the ROC (“ROC GAAP”). Significant accounting policies are summarized as follows:

Presentation of Consolidated Financial Statements

       The Company prepares its consolidated financial statements using ROC GAAP with reconciliation to generally accepted accounting principles of the United States (“US GAAP”) (see Note 26). The accompanying consolidated balance sheets are presented for the two years ended as at December 31, 2001 and 2002, and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2000, 2001 and 2002.

       Unless otherwise stated, amounts presented are in thousands of NT dollars (NT$).

Consolidation

       The consolidated financial statements include the accounts of the Company and all of the aforementioned companies.

       All intercompany accounts and transactions have been eliminated and minority shareholders’ interests in the equity and earnings of the subsidiaries are presented separately in the consolidated financial statements. The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as consolidated credits or debits and are amortized on the straight-line method over ten years.

Use of Estimates

       The preparation of consolidated financial statements in conformity with ROC GAAP and US GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Cash and Cash Equivalents

       The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

Short-term Investments

       Short-term investments are carried at cost less allowance for decline in market value.

Allowance for Doubtful Accounts

       Allowance for doubtful accounts is provided based on evaluation of the collectibility of receivables.

       The total amount of the provision is determined based on the identification of customers that the Company determines to have a higher credit risk based on overdue accounts, past collection difficulties or their overall financial condition. An estimation is made based on the extent to which the customer will be able to meet its financial obligations to the Company and a provision is recorded to reduce the accounts receivable balance to the amount the Company reasonably believes will be collected. For all other customers, an allowance is equal to a percentage of the aggregate accounts receivable based on history of collection. An allowance for these other customers averages between 3% and 4%, on a consolidated basis, of the Company’s net revenues.

Inventories

       Inventories are stated at the lower of weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts.

       Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers.

Long-term Investments in Shares of Stock

       Long-term investments of which the Company owns at least 20% of the outstanding voting shares and where the Company exercises significant influence over the investee company’s operations are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company’s proportionate share in the net earnings or losses of the investee companies. Such proportionate share in the earnings or losses are recognized as investment income or losses while any cash dividends declared are reflected as a reduction in the carrying value of the investments. The goodwill representing the excess of the investment cost over the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over ten years. Changes in the Company’s ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and capital surplus.

       Other long-term investments (including the Company’s common shares prior to January 1, 2002) in shares of stock are carried at cost or lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders’ equity) are made when the market value of an investment is lower than its carrying value. If decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Cash dividends are recognized as income on the declaration date.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Unrealized profits or losses arising from transactions with equity investees or between equity investees are offset against investment income or loss from long-term investments, based on the percentage of ownership.

       Effective January 1, 2002, the Company adopted ROC SFAS No. 30, “Accounting for Treasury Stock”. This adoption of ROC SFAS No. 30 resulted in the Company’s shares that are held by consolidated subsidiaries being reflected as treasury stock under shareholders’ equity. The capital gain (loss) from sales of treasury stock is added to or deducted from capital surplus. The above-mentioned unrealized loss on long-term investments in shares of stock as recorded from the decline in market value of the Company’s shares held by its consolidated subsidiaries will be recognized as realized loss in the period when such shares are disposed of after January 1, 2002.

Properties

       Properties, except for leased equipment, are stated at cost. Equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized, while maintenance and repairs are expensed currently.

       Depreciation is computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 60 years (lease period); buildings and improvements, 3 to 55 years; machinery and equipment, 3 to 8 years; furniture and fixtures, 2 to 15 years; transportation equipment, 3 to 8 years; and leased assets and leasehold improvements, 3 to 5 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, the residual value is depreciated over the remaining life, not to exceed 2 years.

       Impairment losses on properties are recorded as an operating expense and included in general and administrative expenses.

       When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior to January 1, 2001, the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

Deferred Charges

       Deferred charges are amortized using the straight-line method as follows: tools, 2 years; license fees, 2 years; telecommunications, electrical and computer network systems, 5 years; and others, 2 to 5 years.

Consolidated Debits

       The consolidated debits as shown in the balance sheet represent goodwill arising from acquisitions or investments in the consolidated subsidiaries and are amortized on the straight-line method over 10 years.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

Pension Cost

       Pension cost is recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

Convertible Bonds

       Conversion of convertible bonds into common shares is accounted for by the book value method. Under this method, unamortized bond issuance cost, accrued interest no longer payable and the carrying value of the bond are written off. In addition, common shares are recorded at the par value of the shares issued and the excess is recorded as capital surplus.

Revenue Recognition

       Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except only in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the period the sale is recognized.

Income Tax

       Tax effects of deductible temporary differences, unused tax credits and operating loss carryforwards are recognized as deferred income tax assets, while those taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred income tax assets based on the estimated realizability.

       Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

       Income taxes on undistributed earnings (10%) generated in 1998 and onwards for consolidated entities in the ROC are recorded as expense in the following year when the shareholders have resolved that the earnings shall be retained.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

       The Company and its subsidiaries maintain their accounts in the currency of their respective countries of incorporation (local currencies) and functional currencies.

       Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. Year-end balances of foreign currency assets and liabilities are restated based on prevailing exchange rates and the resulting differences are credited or charged to income.

       The financial statements of the foreign subsidiaries are translated into NT dollars at the following rates: Assets and liabilities, current rate; and income and expenses, average exchange rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders’ equity.

Derivative Financial Instruments

       Premiums or discounts on foreign currency forward exchange contracts which hedge foreign currency assets or liabilities arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized over the contract period. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. The difference between receivable and payable balances arising from forward exchange contracts is accounted for as either current asset or current liability.

       Written option contracts to purchase foreign currencies and cross currency swap contracts entered into for hedging purposes are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. At year end, the outstanding written option contracts and cross currency swap contracts are marked to market with charges to current income.

       Interest rate swap contracts to limit the impact of the variable interest rate of certain long-term debt are not recorded as assets or liabilities on the contract date. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the contracts and is included in current interest income or expense.

Earnings Per Share (“EPS”) and Earnings Per Equivalent ADS

       Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period, adjusted retroactively for stock dividends and stock bonuses issued subsequently. Diluted earnings per share is calculated using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist primarily of stock options and convertible bonds and are excluded from the calculation if they are anti-dilutive. Earnings per equivalent American depositary shares (“ADS”) are calculated by multiplying earnings per share by five (one ADS represents five common shares).

       Effective January 1, 2002, the Company adopted ROC SFAS No. 30, and thus, the denominator used in calculating the EPS is adjusted to reflect the fact that the shares of the Company held by the consolidated subsidiaries are not considered to be outstanding for such purposes.

US Dollar Amount

       The Company prepares its consolidated financial statements in NT dollars. Translations into US dollars for 2002 financial statements are included solely for the convenience of the reader,

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

and are based on the US Federal Reserve Bank of New York noon buying rate of NT$34.70 to US$1.00 in effect as at December 31, 2002. The convenience translations should not be construed as representations that the NT dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

3.     Change in Accounting Policies and the Effects

       Effective January 1, 2002, the Company adopted ROC SFAS No. 30. As a result of the adoption of ROC SFAS No. 30, shares of the Company held by consolidated subsidiaries were reclassified from long-term investments to treasury stock under shareholders’ equity. The adoption of ROC SFAS No. 30 resulted in the decrease in the balance of long-term investments by NT$2,649,484 and increase in the balance of treasury stock by NT$2,639,826 and decrease in the balance of minority interest in consolidated subsidiaries by NT$9,658 in the consolidated balance sheet as of December 31, 2002. However, there was no effect on consolidated net income for the year ended December 31, 2002.

4.     Short-term Investments

	December 31,

	2001	2002

	NT$	NT$	US$
Mutual funds	4,583,958	2,025,957	58,385
Stocks	5,337	5,305	153
Convertible bonds	11,877	10,000	288

	4,601,172	2,041,262	58,826
Allowance for loss	—	(3,242)	(93)

	4,601,172	2,038,020	58,733

5.     Accounts Receivable — Net

	December 31,

	2001	2002

	NT$	NT$	US$
Accounts receivable	7,361,066	9,229,641	265,984
Allowance for doubtful accounts (Note 2)	(286,476)	(300,713)	(8,666)
Allowance for sales allowances	(53,626)	(43,049)	(1,241)

	7,020,964	8,885,879	256,077

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       The change in allowance for doubtful accounts and sales allowances are as follows:

	Doubtful	Sales
	Accounts	Allowances

	NT$	NT$
Balance, beginning of 2000	187,162	47,092
Additions	148,834	6,624
Deductions	(21,753)	(15,040)

Balance, end of 2000	314,243	38,676
Additions	15,619	65,010
Deductions	(43,386)	(50,060)

Balance, end of 2001	286,476	53,626
Additions	67,567	18,256
Deductions	(53,330)	(28,833)

Balance, end of 2002	300,713	43,049

	Doubtful	Sales
	Accounts	Allowances

	US$	US$
Balance, beginning of 2002	8,256	1,546
Additions	1,947	526
Deductions	(1,537)	(831)

Balance, end of 2002	8,666	1,241

6.     Inventories

	December 31,

	2001	2002

	NT$	NT$	US$
Raw materials	1,613,458	1,999,267	57,615
General supplies and spare parts	665,598	508,736	14,661
Work in process	348,933	436,872	12,590
Finished goods	297,355	333,427	9,609
Supplies in transit	63,640	66,107	1,905

	2,988,984	3,344,409	96,380
Allowance for obsolescence	(220,548)	(212,757)	(6,131)

	2,768,436	3,131,652	90,249

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       The movement of allowance for obsolescence is as follows:

NT$
Balance, beginning of 2000	176,205
Additions	115,928
Deductions	(137,072)

Balance, end of 2000	155,061
Additions	131,197
Deductions	(65,710)

Balance, end of 2001	220,548
Additions	34,379
Deductions	(42,170)

Balance, end of 2002	212,757

US$
Balance, beginning of 2002	6,356
Additions	990
Deductions	(1,215)

Balance, end of 2002	6,131

7.     Long-term Investments — Common Stocks

	December 31,

	2001		2002

		% of			% of
		Direct			Direct
	NT$	Ownership	NT$	US$	Ownership
Equity method
Common stock
Hung Ching Development & Construction Co. (“HCDC”)	1,213,563	25.4	1,140,427	32,865	26.4
Hung Ching Kwan Co. (“HCKC”)	405,406	27.3	404,513	11,657	27.3
Universal Scientific Industrial Co., Ltd. (“USI”)	3,633,927	23.5	3,422,186	98,622	23.5
Universal Access Technology Inc. (“UAT”)	60,001	25.0	—	—	25.0
Preferred stock
Integrated Programmable Communication, Inc. (“IPC”)	101,447	23.1	85,870	2,475	30.0
Cost method
ASE shares held by subsidiaries	3,017,964	5.1	—	—	—
InveStar Burgeon Venture Capital, Inc.	161,749	13.0	160,732	4,632	13.0
Taiwan Fixed Network Co., Ltd.	1,500,000	1.6	1,500,000	43,228	1.6
Global Strategic Investment, Inc.	69,980	2.5	69,540	2,004	2.5
UC Fund II	34,990	—	34,770	1,002	—
Digital Communications Internal Inc. (“DCI”)	—	—	40,000	1,153	12.0
Crimson@Velocity Fund, L.P.	—	—	8,845	255	—

	10,199,027		6,866,883	197,893
Adjustment for decline in market value in ASE stock	(368,480)		—	—
Unrealized gain on sale of land	(300,149)		(300,149)	(8,650)

	9,530,398		6,566,734	189,243

       The Company acquired its 27.3% equity interest in Hung Ching Kwan Co. (“HCKC”) in 1992 by transferring to HCKC a parcel of land as an investment in HCKC at an agreed value of

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

NT$390,470. The resulting gain of NT$300,149, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment. As of December 31, 2002, the Company has a 44.1% effective interest in HCKC, which consists of 27.3% interest directly owned by the Company, and 16.8% in 2002 interest indirectly owned through Hung Ching Development & Construction Co. (“HCDC”) (based on HCDC’s 63.5% interest in HCKC).

       The Company invested in Universal Access Technology Inc. (“UAT”) in December 2000 and directly acquired its 25.0% equity interest. In addition, HCDC and Universal Scientific Industrial Co., Ltd. (“USI”) have 10.0% and 25.0% equity interests in UAT, respectively. Accordingly, as of December 31, 2002, the Company has a 33.3% effective interest in UAT.

       In December 2000, ASE invested in convertible preferred stock issued by Integrated Programmable Communication, Inc. (“IPC”). As of December 31, 2002, the Company and its subsidiary, J&R Holding has made total investments of US$5.2 million, and own a 30.0% stake in IPC. In addition, USI has 16.0% equity interest in IPC.

       As of December 31, 2002, the accumulated loss for HCDC is NT$393,662 (US$11,345), the undistributed earnings for HCKC are NT$51,191 (US$1,475), and the undistributed earnings is NT$275,955 (US$7,953) for USI. HCKC did not declare dividends in 2001 and 2002. USI declared stock and cash dividends in 2001 for NT$1.3 and NT$0.25 per share, respectively. HCDC declared stock and cash dividends in 2000 for NT$0.8 and NT$0.2 per share, respectively. However, this distribution of earnings was not approved by the ROC Securities and Futures Commission, and such appropriation was subsequently reversed in the 2002 shareholders’ meeting.

       The Company recorded net investment losses of NT$167,237 in 2000, NT$1,246,836 in 2001 and NT$410,348 (US$11,826) in 2002 from its investments in the aforementioned equity-method investees.

8.     Properties

       Accumulated depreciation consists of:

	December 31,

	2001	2002

	NT$	NT$	US$
Buildings and improvements	2,021,886	2,844,317	81,969
Machinery and equipment	28,735,918	35,399,098	1,020,147
Transportation equipment	69,757	71,622	2,064
Furniture and fixtures	616,101	842,146	24,269
Leased assets and leasehold improvements	300,187	543,397	15,660
Long-term land leasehold rights	7,689	8,739	252

	31,751,538	39,709,319	1,144,361

       Certain machinery and equipment related to the testing business of ASE Test and ISE Labs were impaired during 2002. As a result, an impairment loss of NT$1,225,555 (US$35,317) was recognized and included in general and administrative expenses in 2002.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Interest capitalized and included as cost of properties amounted to NT$163,916, NT$100,453 and NT$145,985 (US$4,207) for the years ended December 31, 2000, 2001 and 2002, respectively.

       The Company and ASE Test, Inc. entered into purchase agreements with Hung Ching in 2001 to purchase a building located in Nantze Export Processing Zone for expansion purposes. The contract prices were based on appraisal and totaled NT$1,027,034 (US$29,598) and NT$459,363 (US$13,238), respectively.

       Machinery in transit pertains to the purchase of packaging and testing equipment that has been purchased but is not ready for use. Prepayments are deposits made to purchase machinery with non-cancellable purchase orders.

       Machinery in transit and prepayments consist of the following:

	December 31,

	2001	2002

	NT$	NT$	US$
Bonders	22,855	649,783	18,726
Testers	1,099,240	845,585	24,368
Others	1,808,791	4,286,798	123,539

Total	2,930,886	5,782,166	166,633

9.     Other Assets

	December 31,

	2001	2002

	NT$	NT$	US$
Deferred charges
Tooling	48,479	122,048	3,517
Unamortized license fee	86,997	93,722	2,701
Telecommunications, electrical and computer network systems	302,604	415,579	11,976
Other	284,621	423,990	12,219

	722,701	1,055,339	30,413
Deferred income tax assets	226,190	1,145,115	33,000
Guarantee deposits	185,162	170,064	4,901
Non-operating properties	155,703	153,744	4,431
Other	52,513	115,925	3,341

	1,342,269	2,640,187	76,086

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

10.     Consolidated Debits

       Consolidated debits represent goodwill arising from the purchases of:

	December 31,

	2001	2002

	NT$	NT$	US$
ASE Test shares	2,992,676	2,701,189	77,844
ISE Labs shares	1,870,915	2,514,629	72,468
ASE Korea shares	377,382	325,990	9,394
Other	7,946	—	—

	5,248,919	5,541,808	159,706

       Goodwill from the purchase of ASE Test shares included the purchase of 2,480,000 shares by ASE Holding at the prevailing market price from the Company’s directors in May 2001.

       Amortization of goodwill is reflected in general and administrative expenses in the consolidated statement of income and was NT$559,807, NT$692,919 and NT$815,573 (US$23,504) for the years ended December 31, 2000, 2001 and 2002, respectively.

       Equity level goodwill from investments in HCDC and USI is amortized over ten years through April 2006 for HCDC and July 2010 for USI.

       In 2001, the Company amortized the remaining balance of goodwill for HCDC as a result of the significant decline in the market value of HCDC shares. As of December 31, 2001 and 2002, unamortized goodwill for USI was NT$1,651,742 and NT$1,431,142 (US$41,243), respectively.

11.     Short-term Borrowings

	December 31,

	2001		2002

	Interest		Interest
	Rate(%)	NT$	Rate(%)	NT$	US$
Letters of credit	0.85–6.75	803,156	0.88–5.45	1,748,209	50,381
Revolving	2.65–7.30	2,652,993	2.00–7.00	2,155,785	62,126

		3,456,149		3,903,994	112,507

       As of December 31, 2002, unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately NT$6,476,000 (US$186,628).

12.     Commercial Paper and Bank Acceptances Payable

       Commercial paper and bank acceptances payable bore interest rates ranging from 1.80% to 6.30% in 2001 and 1.55% to 3.65% in 2002.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

13.     Long-term Bonds Payable

	December 31,

	2001	2002

	NT$	NT$	US$
Foreign convertible bonds — issued by ASE	2,379,320	—	—
Foreign convertible notes — issued by ASE Test Finance Limited	3,845,051	3,820,875	110,111
Accrued interest	1,644,265	1,358,918	39,162

	7,868,636	5,179,793	149,273
Less: Current portion	3,090,345	—	—

	4,778,291	5,179,793	149,273

       Information on the long-term bonds payable is as follows:

Foreign convertible bonds — issued by the Company

       In November 1997, the Company issued US$200.0 million of zero coupon convertible bonds due November 2002, consisting of 200 units with face values of US$1.0 million (NT$30.8 million) each. The bonds had an implied interest rate of 6.37%.

       From December 1997 through October 2002, the bondholders had the right to convert the bonds into common shares at the specified conversion price. The conversion rate was based on the current market price at the time of sale. Except for US$1.0 million aggregate principal amount of convertible bonds that were converted into 355,086 common shares during 2001, the remaining US$199.0 million aggregate principal amount of the outstanding bonds were repurchased from the open market and cancelled in 2001 and 2002. During 2001, the Company repurchased US$131.0 million in aggregate principal amount of the outstanding bonds from the open market with payments of NT$6,066,042, which resulted in an extraordinary loss of NT$192,753 (net of income tax benefit of NT$48,188). During 2002, the Company repurchased US$68.0 million in aggregate principal amount of the outstanding bonds from the open market with payments of NT$3,242,110, which resulted in an extraordinary loss of NT$34,613 (net of income tax benefit of NT$11,538). Prior to the repurchase of all the outstanding bonds, the Company was required to contribute to a sinking fund for the outstanding bonds at the date of twelve months prior to maturity date. At December 31, 2001 and 2002, the balance of the sinking fund was NT$1,568,057 and NT$0, respectively.

Foreign convertible notes — issued by ASE Test Finance Limited

       In June 1999, ASE Test, in connection with the acquisitions of ISE Labs and Motorola SPS Businesses, issued US$160.0 million (NT$5,552.0 million) of 1% guaranteed convertible notes (the “Convertible Notes”) due July 1, 2004 through its subsidiary, ASE Test Finance Limited (the “Issuer”). The Company subscribed US$50.0 million (NT$1,735.0 million) of the Convertible Notes and, accordingly, the net balance of US$110,111 (NT$3,820.9 million) is recorded in the accompanying balance sheet.

       The holders may convert the Convertible Notes into ASE Test’s ordinary shares at the specified conversion price (currently US$24.75 per share, subject to adjustment) at any time between December 29, 1999 and July 1, 2004.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       The Convertible Notes may be redeemed under the following circumstances:

a)	Redemption for taxation reasons:

If the applicable tax law or treaty is unfavorably revised, the Issuer or ASE Test may redeem the Convertible Notes in whole at a specified early redemption price, at any time upon giving written notice not less than 30 days and not more than 60 days to the bondholders.

b)	Redemption at the option of the Issuer:

On or at any time after July 1, 2002, the Issuer may redeem all or a part of the Convertible Notes at a specified early redemption price.

14.     Long-term Debt

       Long-term debts consist of the following:

	December 31,

	2001	2002

	NT$	NT$	US$
Mortgage bank loans for purchase of building and machinery	5,423,384	7,281,200	209,833
Revolving bank loans and acceptances payable	11,280,825	11,019,162	317,555
Bank loans secured by assets	1,367,634	1,724,760	49,705
Letters of credit loans for purchase of materials and machinery	2,098,650	2,719,490	78,371
Loans for specified use	6,000,000	6,000,000	172,911
Obligation under capital leases (Note 21)	106,525	467,374	13,469

	26,277,018	29,211,986	841,844
Current portion	3,175,883	6,202,423	178,744

	23,101,135	23,009,563	663,100

Mortgage Bank Loans for Purchase of Building and Machinery

       Mortgage bank loans obtained by the Company, ASE Test, Inc., ASE Chung Li, and ASE Material are repayable in monthly, quarterly or semi-annually installments. The loans bear interest at rates ranging from 0.88% to 6.95% in 2001 and 3.00% to 7.92% in 2002.

       ASE Chung Li has a syndicated loan agreement with a total facility of NT$4,000,000, which will be repayable through May 2006. As of December 31, 2002, NT$1,600,000 (US$46,110) of the total facility had been drawn. The remaining NT$2,400,000 (US$69,164) available under the facility had not been drawn and, under the terms of the agreement, expired in November 2002. The agreement requires that, among other things, ASE Chung Li maintains certain financial ratios. As of December 31, 2002, ASE Chung Li was in compliance with the required covenants.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

Revolving Bank Loans and Acceptance Payables

	December 31,

	2001	2002

	NT$	NT$	US$
Five-year syndicated bank loans — interest at 2.91%-6.07% in 2001 and 2.14%-5.90% in 2002
ASE	7,600,000	5,200,000	149,856
ASE Test Inc.	1,200,000	300,000	8,645
Revolving credit lines due May 2003 to December 2005 — interest at 2.05%-6.45% in 2001 and 1.85%-4.88% in 2002
ASE	2,173.,000	4,920,030	141,788
Others	355,000	606,341	17,474

	11,328,000	11,026,371	317,763
Unamortized discounts	(47,175)	(7,209)	(208)

	11,280,825	11,019,162	317,555

       The five-year syndicated bank loan of NT$5.2 billion of the Company is repayable semi-annually from June 2003 through June 2004. Revolving credit lines of NT$2.8 billion of the Company expire in 2003. In December 2002, the Company obtained two new long-term credit lines: a syndicated bank loan of NT$7.0 billion and a bank loan of NT$1.0 billion. The funds were drawn in January 2003 and were used to repay the syndicated bank loan of NT$5.2 billion and revolving credit lines of NT$2.8 billion.

       The January 2003 syndicated bank loan of NT$7.0 billion is repayable in three semi-annual installments from December 2004 to December 2005. The agreement requires, among other things, the following:

1)	Without the prior written consent from the majority of the banks, ASE may not:

(a)	pledge its assets or assume liabilities or change the scope of its operations or dispose material assets; or

(b)	merge or combine with any other entity or make investments or acquire major assets of any other entity.

2)	The Company’s tangible net worth (as defined in a loan agreement) should not be less than NT$38.0 billion (US$1,319.0 million).

3)	Maintenance by the Company of certain financial ratios.

       The bank loan of NT$1.0 billion is repayable in March 2004.

       The remaining syndicated bank loans were covered by several bank acceptance agreements made by the Company and ASE Test, Inc. which stipulate, among other things, the following:

1)	Without prior written consent from the majority of the banks, the Company cannot pledge its assets or assume liabilities or change its operating items or merge with any other entity or dispose of more than 20% of total assets, or provide financing to other entity, or make such investment that will unfavorably affect its financial conditions.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

2)	The Company’s tangible net worth (as defined in the loan agreements) should not be less than NT$38.0 billion (US$1,319.0 million).

3)	The Company is required to maintain certain financial ratios.

4)	The Company is required to pay an annual commitment fee of 0.15% of the difference between the authorized and utilized credit line.

       ASE Test provided a guaranty on the bank acceptance agreement entered into by ASE Test, Inc. Under the guaranty, ASE Test is required to maintain certain financial ratios and, without written consent of the majority banks, shall not:

1)	Merge or consolidate with any other entity or take any action to dissolve, liquidate or reorganize.

2)	Purchase or redeem its shares or reduce its share capital.

3)	Reduce its ownership in ASE Test, Inc. to less than 51%.

4)	Transfer, sell, lease or dispose of a substantial portion of its assets.

Bank Loans Secured by Assets

       These include various bank loans obtained by ISE Labs which are secured by ISE Labs’ total assets (see Note 20). The loans are repayable in May 2009, and bear interest from 5.50% to 7.92% in 2001 and 4.75% to 7.75% in 2002, respectively. These agreements contain certain covenant and default provisions that require ISE Labs to maintain certain financial ratios, dividend and capital expenditure restrictions and maintenance of working capital requirements. ISE Labs was in violation of covenants under a US$10.0 million bank loan agreement to maintain certain monthly and quarterly financial ratios for the months from October 2002 through February 2003 and for the fourth quarter of 2002, respectively. These breaches constituted events of default and, as a result, the bank declared all of ISE Labs’ obligations under the agreement immediately due and payable. Accordingly, the long-term debt portion of US$10.0 million was included in the current portion of long-term debt at December 31, 2002. ISE Labs subsequently obtained a waiver of the aforementioned breaches from the bank, repaid all of the amounts owed under the loan and terminated the loan agreement.

       These also include various bank loans obtained by ASE Korea which are secured by ASE Korea’s buildings and improvements (see Note 20). The loans are repayable in July 2007 and bear interest from 4.40% to 6.10% in 2001 and 3.70% to 4.30% in 2002, respectively.

Letters of Credit

       These represent various bank loans obtained by the Company or ASE Material with original terms of one year or less, due from January 2003 through September 2003 with interest rates ranging from 0.86% to 6.81% in 2001 and 0.88% to 5.45% in 2002. The Company and ASE Material have received permission from the relevant banks to refinance some of these loans on the same terms.

Loans for Specified Use

       This represents the loan which specified for use in the redemption of the Company’s convertible bonds in 2001. The loan is repayable in semi-annual installments starting June 2003

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

to December 2004 and bears interest of 5.95% in 2001 and 5.79% in 2002. The agreement requires, among other things, the following:

1)	Without the prior written consent from the majority of the banks, the Company may not:

(a)	pledge its assets or assume liabilities or change significantly its operating items or dispose material assets, or provide financing to other entity, or make lending to any other parties.

(b)	merge or combine with any other entity or make investments or acquire major assets of other entity.

2)	The Company’s tangible net worth (as defined in the loan agreement) should not be less than NT$38.0 billion (US$1,319.0 million).

3)	Maintenance by the Company of certain financial ratios.

       The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

       As of December 31, 2002, unused long-term bank facilities approximated NT$3,311,000 (US$95,418).

       As of December 31, 2002, the maturities of long-term debt (including long-term bonds payable) are as follows:

	Amount

	NT$	US$
Within the following year	6,202,423	178,744
During the second year	20,476,710	590,107
During the third year	6,618,418	190,732
During the fourth year	967,365	27,878
During the fifth year and thereafter	126,863	3,656

	34,391,779	991,117

       Long-term debt (including long-term bonds payable) by currencies is detailed as follows:

	December 31,

		2000		2001	2002

New Taiwan Dollars	NT$	12,128,557	NT$	22,810,513	NT$	24,122,910
US Dollars	US$	469,339	US$	289,175	US$	246,194
Deutsche Mark	DM	940	DM	—	DM	—
Japanese Yen	¥	5,069,552	¥	4,562,877	¥	5,460,363
Singapore Dollars	SGD	7	SGD	—	SGD	—
British Pound	GBP	91	GBP	—	GBP	—
European Currency Unit	EUR	4	EUR	—	EUR	2,986

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

15.     Pension Plans

       The Company and its consolidated subsidiaries in the ROC have pension plans for their regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs has a defined contribution savings plan (“401k plan”) for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Korea also has a pension plan where eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and rate of pay at the time of termination. The consolidated entities in the ROC make monthly contributions, at 2.0% of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee of the respective entities. The changes in the retirement funds during the periods indicated are summarized as follows:

	Year Ended December 31,

	2001	2002

	NT$	NT$	US$
Balance, beginning of year	339,500	440,746	12,702
Contributions	86,615	83,996	2,420
Payments	(3,654)	(145)	(4)
Interest income	15,285	10,815	312

Balance, end of year	440,746	535,412	15,430

       Pension costs for these entities during the periods indicated consist of:

	Year Ended December 31,

	2001	2002

	NT$	NT$	US$
Service costs	114,393	191,707	5,525
Interest	28,503	36,102	1,040
Projected return on pension assets	(21,611)	(23,003)	(663)
Amortization of prior period service cost, gain or loss on plan assets, etc.	6,933	4,176	120

	128,218	208,982	6,022

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Other pension information based on actuarial calculations of the plan during the periods indicated are as follows:

	Year Ended December 31,

	2001	2002

	NT$	NT$	US$
a. Benefit obligations
Vested benefit obligation	18,677	21,347	615
Non-vested benefit obligation	415,454	738,300	21,277

Accumulated benefit obligation	434,131	759,647	21,892
Additional benefits based on future salaries	278,587	486,056	14,007

Projected benefit obligation	712,718	1,245,703	35,899
Fair value of assets	(412,192)	(507,098)	(14,614)

Funded status	300,526	738,605	21,285
Unrecognized net transition obligation	(101,984)	(104,105)	(3,000)
Unrecognized net actuarial gain	93,428	(210,955)	(6,079)
Portion in prepayments	5,561	—	—
Portion in other current liabilities	(3,093)	(6,874)	(198)

Accrued pension cost	294,438	416,671	12,008

b. Vested obligation	22,177	23,858	688

c. Actuarial assumption
Discount rate	5.0%	3.5%
Increase in future salary level	3.0%-4.0%	3.0%
Expected rate of return on plan assets	5.0%	3.5%

16.     Shareholders’ Equity

       In July 1995, the Company issued 8,600,000 GDSs, representing 43,000,000 common shares. In September 2000, the Company issued 20,000,000 ADSs, representing 100,000,000 common shares. In connection with the ADS offering in 2000, the Company offered to exchange all outstanding GDSs for ADSs listed on the New York Stock Exchange. A total of 7,536,000 GDSs, representing an aggregate of 37,677,000 common shares, were exchanged for ADSs pursuant to the exchange offer.

       During 2002, a portion of the outstanding ADSs were cancelled in exchange for approximately 198,599 thousand common shares of the Company, which represented 6.1% of the Company’s total outstanding common shares. As of December 31, 2002, the outstanding ADSs (including treasury stock) represented 1.7% of the Company’s total outstanding common shares.

       Under the ROC Company Law, capital surplus from the paid-in capital in excess of par value can be used to offset against deficit. In addition, such capital surplus may be transferred to capital and is subject to a specified limit under relevant regulations.

       Capital surplus from prior years’ gains on disposal of properties has been transferred to retained earnings after the 2002 general shareholders’ meeting.

       Capital surplus from long-term investments in shares of stock which are accounted for by the equity method may not be used for any purpose.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       The Company’s Articles of Incorporation provide that the annual net income shall be appropriated as follows:

a.	offset against deficit, if any;

b.	10.0% of the remainder as legal reserve, until the accumulated amount equals paid-in capital;

c.	an amount equal to the income from long-term investments in shares of stock accounted for by the equity method, excluding cash dividends, as special reserve;

d.	not more than 2.0% of the remainder, as compensation to directors and supervisors;

e.	between 5.0% to 7.0% of the remainder, as bonus to employees, of which 5.0% will be distributed in accordance with the employee bonus plan and the excess to be distributed to specific employees as decided by the board of directors; and

f.	the remainder, as dividends to shareholders.

       The aforementioned appropriations shall be approved by the shareholders in the following year and given effect in the consolidated financial statements of such year.

       Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50.0% of capital, up to 50.0% thereof may be transferred to capital.

       In order to meet the needs of our present and future capital expenditures, the Company’s dividend distribution shall be primarily in the form of common shares. Cash dividends may also be distributed in certain circumstances. However, the percentage of cash dividends generally shall not exceed 20.0% in any dividend distribution, provided further that cash dividends shall not be paid if the dividend per share is less than NT$0.1.

       With respect to the percentage of cash dividends to be paid referred to in the previous paragraph, the Company may decide the most suitable dividend distribution in accordance with its current operational status, and taking into consideration the budget plan for the following year. The board of directors shall draw up a profit distribution plan, which shall be submitted to the shareholders’ meeting for approval before implementation.

       Under the Integrated Income Tax System which became effective on January 1, 1998, non-corporate resident shareholders are allowed a tax credit for the income tax paid or payable by the Company on earnings generated in 1998 and onwards. An Imputation Credit Account (“ICA”) is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

       As of December 31, 2002 the creditable taxes aggregated NT$29,409 (US$848). The actual percentage for the distribution of 2000 net income was 10.3%.

       As of December 31, 2002, the unappropriated earnings prior to 1998 (the year that Integrated Income Tax System became effective) amounted to NT$22,242 (US$641).

17.     Employee Stock Option Plans

       In order to attract, retain and incentivize employees, the Company adopted an employee stock option plan, which became effective on August 28, 2002. Under this plan, for a period of

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

one year from August 28, 2002, the Company may issue up to 160,000,000 options on one or more occasions. Each option entitles the holder to purchase one common share of the Company at a price equal to the closing market price on the date of the option grant. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its issue date. As of December 31, 2002, a total of 145,989,000 units stock options have been granted to employees at an exercise price of NT$20.8 per share, which was equal to the closing price of the Company’s common shares listed on the Taiwan Stock Exchange on the date of grant. The remaining 14,011,000 options will be granted to employees by August 28, 2003. The Company has reserved 300,000,000 common shares for issuance under the Plan.

       ASE Test has five stock option plans, the 1996 Executive Management Option Plan (the “1996 Plan”), and the 1997, 1998, 1999 and 2000 Option Plans. Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule over five years until the options expire. The Company applies US GAAP to the accounting for stock options granted under these plans. (See Note 27e).

18.     Income Tax

a.	Income tax expense (benefit) is determined as follows:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Current
Tax (benefit) based on pre-tax accounting income (loss) at statutory rate	3,211,156	(579,651)	(950,597)	(27,395)
Add (less) tax effects of:
Permanent differences
Tax-exempt income
— Tax holiday	(700,749)	(26,413)	(52,126)	(1,502)
— Gain from sales of securities	(51,415)	(31,711)	(16,798)	(484)
Temporary differences
Investment loss (income)	(523,941)	814,148	793,812	22,876
Unfunded pension cost	12,214	7,842	24,239	699
Bond interest payable	114,798	(189,164)	(163,289)	(4,706)
Other	249,888	156,866	629,545	18,143

	2,311,951	151,917	264,786	7,631
Income taxes on undistributed earnings	147,379	335,065	54,598	1,573
Credits for investments and research and development	(1,231,247)	(253,227)	(331,255)	(9,546)
Net change in deferred income tax for the period	(152,138)	(449,933)	(1,130,358)	(32,575)
Adjustment of prior year’s income tax	(10,177)	17,018	1,905	55

Income tax (benefit) expense	1,065,768	(199,160)	(1,140,324)	(32,862)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       b. The above-mentioned taxes on pre-tax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Domestic entities in ROC
(25.0% statutory rate)	2,542,888	(501,553)	(173,787)	(5,008)
Foreign entities
ASE Korea Inc. (30.8% statutory rate)	2,153	—	—	—
ISE Labs, Inc. (federal tax rate 35.0% and state tax rate 6.0%)	439,169	(92,487)	(725,744)	(20,915)
ASE Test Malaysia (30.0% statutory rate)	226,946	14,389	(51,066)	(1,472)

	3,211,156	(579,651)	(950,597)	(27,395)

       c. Deferred income tax assets and liabilities as of December 31, 2001 and 2002 are summarized as follows:

	December 31,

	2001	2002

	NT$	NT$	US$
Current deferred income tax assets
Unused tax credits	378,075	966,689	27,858
Provision for inventory obsolescence	41,502	38,212	1,101
Accrued interest on convertible bonds	163,289	—	—
Provision for doubtful accounts and sales allowance	68,432	23,305	672
Unrealized foreign exchange loss	108,721	49,351	1,422
Loss carryforward	214,013	—	—
Other	97,776	39,884	1,149

	1,071,808	1,117,441	32,202
Valuation allowance	(161,800)	(23,000)	(663)

	910,008	1,094,441	31,539
Current deferred income tax liabilities — unrealized foreign exchange gain	(37,000)	(10,000)	(287)

	873,008	1,084,441	31,252

Non-current deferred income tax assets
Unused tax credits	1,648,956	2,324,529	66,990
Accrued pension costs	64,308	498,087	14,354
Loss carryforward	—	455,589	13,129
Others	97,472	112,092	3,230

	1,810,736	3,390,297	97,703
Valuation allowance	(639,188)	(1,765,860)	(50,889)

	1,171,548	1,624,437	46,814

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

	December 31,

	2001	2002

	NT$	NT$	US$
Non-current deferred income tax liabilities
Investment income	(636,815)	(206,500)	(5,951)
Unrealized foreign exchange gain	(7,185)	—	—
Goodwill amortization	(56,124)	(35,658)	(1,028)
Others	(245,234)	(237,164)	(6,835)

	(945,358)	(479,322)	(13,814)

	226,190	1,145,115	33,000

       In assessing the realizability of deferred income tax assets, the Company considers its future taxable earnings and expected timing for the reversal of temporary differences. In addition, in the event future taxable earnings do not materialize, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets. The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized. Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

       The U.S. Federal and California State net operating loss carryforward of ISE Labs as of December 31, 2002 approximated US$15.0 million and US$7.8 million with expiration in 2021 and 2006, respectively.

       A portion of the Company’s and ASE Test, Inc.’s income from the manufacturing, processing and testing of semiconductors is exempt from income tax for five years ending December 2005. ASE Test Malaysia has been granted approval of “hi-tech pioneer” status for an additional five years and is expected to commence the tax holiday retroactively from July 1, 1999 through June 30, 2004. The per share effect of tax holiday is NT$0.3 in 2000, NT$0.01 in 2001 and NT$0.02 in 2002.

       d. As of December 31, 2002, unused tax credits of ROC subsidiaries which can be utilized to offset their future income tax are set forth below:

	December 31, 2002

		ASE	ASE	ASE
Year of Expiry	ASE	Chung Li	Material	Test, Inc.	Total

	NT$	NT$	NT$	NT$	NT$
2003	115,750	4,176	27,252	191,821	338,999
2004	297,057	123,727	14,981	306,975	742,740
2005	624,821	—	25,332	109,809	759,962
2006	516,372	71,897	635,210	226,038	1,449,517

	1,554,000	199,800	702,775	834,643	3,291,218

       In the ROC, tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Income tax returns of the Company and its subsidiaries in the ROC have been examined by the ROC tax authorities through 1999.

19.     Earnings Per Share and ADS

       Since the Company incurred a loss from continuing operations for the year ended December 31, 2001, and the Company’s common share equivalents attributable to the employees’ stock options had no dilutive effect in 2002, the basic net income (loss) per share and per ADS are presented.

       Diluted earnings per share for the year ended December 31, 2000 is calculated as follows:

       The denominator is the weighted average number of outstanding shares of common stock of 2,677,602,508 shares in 2000. The numerator with consideration of the adjustment of ASE Test’s diluted EPS in 2000 is calculated as follows:

NT$
Net income	5,837,149
Less: net income contributed from ASE Test	(1,816,985)
Add: ASE Test’s diluted EPS multiplied by the number of shares of ASE Test owned by the Company	1,685,617

As adjusted	5,705,781

       Diluted earnings per ADS for the year ended December 31, 2000 is calculated as follows:

       The denominator is the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator is the same as mentioned in the above EPS calculation.

       The number of shares to be issued upon conversion of the convertible bonds is as follows:

	2000	2001	2002

Convertible bonds — issued by the Company	95,400,000	38,537,822	—

20.     Assets Pledged or Mortgaged

       Except for those mentioned in Note 14, the assets pledged or mortgaged as first priority collateral are summarized as follows:

	December 31,

	2001	2002

	NT$	NT$	US$
Buildings and improvements	2,077,487	2,762,585	79,613
Machinery and equipment	9,021,120	8,629,757	248,696
Long-term investments (including treasury stock)	1,790,961	—	—
Time deposits	140,949	428,743	12,356
Guarantee deposits — time deposits	77,821	118,445	3,413
Short-term investment	—	260,120	7,496
Commercial paper	—	552,416	15,920

	13,108,338	12,752,066	367,494

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       In addition, the total assets of ISE Labs amounting to NT$3,236,253 (US$93,264) as of December 31, 2002, have been pledged as collaterals for its long-term and short-term debts.

21.     Commitments and Contingencies as of December 31, 2002

       a. The Company, ASE Test, Inc. and ASE Material lease the land on which their buildings are situated under various operating lease agreements with the government which expire on various dates from September 2009 to 2012. The agreements grant these entities option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Company, ASE Material and ISE Labs also lease equipment under non-cancellable capital lease agreements. The net book value as of December 31, 2001 and 2002 of the equipment acquired under the capital obligations amounted to NT$276,287 and NT$506,637 (US$14,600), respectively. The future minimum lease payments under the above-mentioned operating leases are as follows:

	December 31, 2002
Operating Leases
	NT$	US$
2003	317,426	9,148
2004	278,496	8,026
2005	276,170	7,959
2006	255,656	7,367
Thereafter	580,162	16,719

Total minimum lease payments	1,707,910	49,219

       The future minimum lease payments under above-mentioned capital leases as of December 31, 2002 are as follows:

	December 31, 2002

	NT$	US$
Within the following year	229,710	6,620
Within the second year	187,748	5,410
Within the third year	110,031	3,171

Total minimum lease payments	527,489	15,201
Less: Imputed interest	60,115	1,732

Present value of future lease obligations	467,374	13,469
Capital lease obligation, current	193,714	5,583

Capital lease obligation, long-term	273,660	7,886

       b. The Company, ASE Test, Inc., ASE Test Malaysia and ASE Chung Li (starting 1999) engage outside sales agencies. Commissions and service fees were paid based on monthly incurred service-related costs and expenses plus 5%-10% in 2001 and 2002 (starting August 2001, there is limited amounts prescribed for costs and expenses incurred) or based on 0.48%-1% in 2001 and 2002 of net export sales. Commissions and service fees paid in 2000, 2001 and 2002 were approximately NT$762,159, NT$729,300 and NT$734,322 (US$21,162), respectively.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       c. As of December 31, 2002, commitments to purchase machinery and equipment were approximately NT$3,462,610 (US$99,787).

       d. As of December 31, 2002, commitments for construction of buildings were approximately NT$1,192,342 (US$34,361).

       e. As of December 31, 2002, unused letters of credit were approximately NT$1,298,648 (US$37,317).

       f. The Company entered into technology license agreements with foreign companies which will expire on various dates through 2016 for the licensing of technology used in the packaging of certain products. Pursuant to such agreements, the Company shall pay royalties at a specified percentage of sales quantities. Such royalties in 2000, 2001 and 2002 were approximately NT$199,836, NT$151,249 and NT$176,711 (US$5,093), respectively.

       g. As of December 31, 2002, the Company has endorsed and guaranteed the promissory notes of its subsidiaries as follows:

	Amount

	NT$	US$
ASE (Labuan)	2,777,289	80,037
ASE (Philippines)	399,855	11,523
ASE Chung Li	758,450	21,857
ASE Material	1,638,790	47,227
ASE Capital	160,000	4,611
ASE Investment	597,000	17,205
ASE Technologies	10,000	288

	6,341,384	182,748

22.     Derivative Financial Instruments

       Information on derivative transactions are as follows:

a. Foreign Currency Option Contracts

       Because the Company, ASE Test, ASE Material and ASE Chung Li expect to receive US dollars from export sales and to pay Japanese yen or NT dollars for long-term debts or short-term borrowings, these companies have occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations.

       As of December 31, 2002, the outstanding contracts were as follows:

Strike Price
Contract	Amount		US$/NT$	Maturity Date

Buy US$ Call/ NT$ Put	US$	5.0 million	US$1:NT$30.787	January 29, 2003
Buy US$ Call/ NT$ Put	US$	5.0 million	US$1:NT$30.781	February 26, 2003
Sell US$ Call/NT$ Put	US$	10.0 million	US$1:NT$35.180	January 9, 2003

       The loss arising from such outstanding contracts based on mark-to-market valuation as at December 31, 2002 was approximately NT$39,141 (US$1,128).

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

b. Forward Exchange Contracts

       The Company entered into forward contracts to manage exposures of foreign exchange rate fluctuations associated with its long-term debt. As of December 31, 2002, the outstanding contracts were as follows:

Strike Price
Contract	Amount		US$/NT$	Maturity Date

Buy NT$/ Sell US$	US$	5.0 million	US$1:NT$34.174	January 29, 2003
Buy NT$/ Sell US$	US$	5.0 million	US$1:NT$34.167	February 26, 2003

c. Interest Rate Swap

       In June 2002, the Company entered into two interest rate swap contracts with a foreign bank to manage exposures to interest rate fluctuations. These contracts would have expired in December 2004. In September 30, 2002, ASE settled these contracts and recorded net interest income of NT$107,910 (US$3,110).

d. Transaction Risk

      1)     Credit Risk

       The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

      2)     Market Risk

       Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

      3)     Liquidity Risk and Cash Flow Risk

       The Company entered into European option contracts and forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. As the Company has sufficient operating capital to meet cash requirements upon the maturity of these contracts, the Company believes there are no significant liquidity or cash flow risks.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

23.     Non-derivative and Derivative Financial Instruments

	December 31,

	2001		2002

	Carrying		Carrying		Carrying	Fair
	Values	Fair Values	Values	Fair Values	Values	Values

	NT$	NT$	NT$	NT$	US$	US$
Non-derivative Financial Instruments
Assets
Cash and cash equivalents	11,770,729	11,770,729	10,381,924	10,381,924	299,191	299,191
Short-term investments	4,601,172	4,642,062	2,038,020	2,040,066	58,733	58,792
Notes receivable	105,185	105,185	112,667	112,667	3,247	3,247
Accounts receivable — net	7,020,964	7,020,964	8,885,879	8,885,879	256,077	256,077
Long-term investments	9,530,398	11,026,363	6,566,734	4,297,778	189,243	123,855
Pledged time deposit	140,949	140,949	428,743	428,743	12,356	12,356
Guarantee deposit	77,821	77,821	118,445	118,445	3,413	3,413
Sinking fund	1,568,057	1,568,057	—	—	—	—
Liabilities
Short-term borrowings	3,456,149	3,456,149	3,903,994	3,903,994	112,507	112,507
Commercial paper and bank acceptances payable	3,444,314	3,444,314	2,384,577	2,384,577	68,720	68,720
Accounts payable	2,968,779	2,968,779	4,045,849	4,045,849	116,595	116,595
Long-term bonds payable (included current portion)	7,868,636	7,424,031	5,179,793	4,646,184	149,274	133,896
Long-term debts (included current portion)	26,277,018	26,277,018	29,211,986	29,211,986	841,844	841,844
Long-term payable for investments (included current portion)	3,611,294	3,611,294	3,327,118	3,327,118	95,882	95,882
Derivative Financial Instruments
Forward exchange contracts	—	—	(5,781)	(5,681)	(167)	(164)
Foreign currency option contracts	(136,751)	(136,751)	(39,141)	(39,141)	(1,128)	(1,128)
Cross currency swap contracts	69,978	69,978	—	—	—	—

       The carrying values of cash and cash equivalents, notes receivable, accounts receivable, short-term borrowings, commercial paper and bank acceptance payables and notes and accounts payable approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair value for pledged time deposit, guarantee deposits and sinking fund is the book value. The fair values of long-term bonds and payables for investments are determined based on the market value or the estimated present value of future cash flows using the interest rates of similar long-term debt instruments which the Company is able to obtain as the discount rate. Fair value of long-term debts is carrying value because floating interest rates are applied. The fair values of derivative financial instruments are based on the information of mark-to-market valuation.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

24.     Segment and Geographical Information

a. Geographical Information

      1)     Net Revenue:

	Year Ended December 31,

	2000		2001		2002

		% of		% of			% of
		Total		Total			Total
	NT$	Revenues	NT$	Revenues	NT$	US$	Revenues
North America	33,089,214	65	24,930,813	65	26,922,752	775,872	59
Taiwan	12,639,373	25	10,222,723	27	11,342,210	326,865	25
Europe	1,905,646	4	1,508,919	4	2,766,981	79,740	6
Others	3,259,144	6	1,705,371	4	4,554,895	131,264	10

	50,893,377	100	38,367,826	100	45,586,838	1,313,741	100

      2)     Long-lived Assets:

	December 31,

	2001		2002

		% of			% of
		Total			Total
		Long-lived			Long-lived
	NT$	Assets	NT$	US$	Assets
Taiwan	43,724,466	72	47,958,294	1,382,083	76
Rest of Asia	13,482,411	22	13,288,531	382,955	21
North America	3,348,228	6	1,842,045	53,085	3

	60,555,105	100	63,088,870	1,818,123	100

b. Major customers

       Customers accounting for 10% or more of total revenues are shown below:

	Year Ended December 31,

	2000		2001		2002

		% of		% of			% of
		Total		Total			Total
	NT$	Revenues	NT$	Revenues	NT$	US$	Revenues
Motorola, Inc.	11,256,760	22	7,164,415	19	7,703,767	222,011	17
VIA Technologies Inc.	5,185,434	10	4,413,854	12	3,837,476	110,590	8

c. Segment Information

       The Company has three reportable segments: packaging, testing and investing. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities. The accounting

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Packaging	Testing	Investing	All Other	Total

	NT$	NT$	NT$	NT$	NT$
2000
Revenue from external customer	38,028,799	12,911,073	—	2,001,604	52,941,476
Inter-segment revenues	—	(142,712)	—	(1,905,387)	(2,048,099)
Interest revenue	265,737	45,112	182,915	60,416	554,180
Interest expense	1,200,236	375,257	461,791	54,954	2,092,238
Net interest revenue (expense)	(934,499)	(330,145)	(278,876)	5,462	(1,538,058)
Depreciation and amortization	4,423,814	3,815,237	59,704	295,044	8,593,799
Segment profit (loss)	6,191,070	3,541,102	(1,125,536)	(203,076)	8,403,560
Segment asset	53,385,822	31,155,426	16,810,253	6,989,663	108,341,164
Expenditures for segment assets	12,412,225	14,720,913	—	4,330,313	31,463,451

2001
Revenue from external customer	28,928,185	9,637,615	—	2,684,736	41,250,536
Inter-segment revenues	(30,000)	(178,340)	—	(2,674,370)	(2,882,710)
Interest revenue	283,733	36,138	172,866	10,866	503,603
Interest expense	1,260,786	310,571	565,071	106,451	2,242,879
Net interest expense	(977,053)	(274,433)	(392,205)	(95,585)	(1,739,276)
Depreciation and amortization	5,186,067	5,466,435	24,489	450,294	11,127,285
Segment profit (loss)	(2,786,577)	(1,195,344)	800,266	196,156	(2,985,499)
Segment asset	51,397,373	32,968,822	11,508,993	10,451,144	106,326,332
Expenditures for segment assets	5,879,357	4,415,168	—	1,271,164	11,565,689

2002
Revenue from external customer	35,814,644	10,060,635	—	3,299,756	49,175,035
Inter-segment revenues	(14,291)	(276,628)	—	(3,297,278)	(3,588,197)
Interest revenue	277,096	12,619	90,127	12,751	392,593
Interest expense	1,109,241	183,967	639,896	38,124	1,971,227
Net interest expense	(832,145)	(171,348)	(549,769)	(25,373)	(1,578,634)
Depreciation and amortization	5,743,420	5,679,224	738	674,399	12,097,781
Segment profit (loss)	1,304,013	(2,797,405)	(654,314)	(561,999)	(2,709,705)
Segment asset	53,667,786	31,338,672	8,099,495	11,763,405	104,869,358
Expenditures for segment assets	9,054,519	4,393,023	—	2,297,079	15,744,621

	Packaging	Testing	Investing	All Other	Total

	US$	US$	US$	US$	US$
2002
Revenue from external customer	1,032,122	289,932	—	95,094	1,417,148
Inter-segment revenues	(412)	(7,972)	—	(95,022)	(103,406)
Interest revenue	7,985	364	2,597	368	11,314
Interest expense	31,967	5,302	18,441	1,098	56,808
Net interest expense	(23,981)	(4,938)	(15,844)	(731)	(45,494)
Depreciation and amortization	165,517	163,666	21	19,435	348,639
Segment profit (loss)	38,573	(81,610)	(18,856)	(16,196)	(78,089)
Segment asset	1,546,622	903,132	233,415	339,003	3,022,172
Expenditures for segment assets	260,937	126,600	—	66,198	453,735

25.     Acquisitions

       In May 1999, ASE Test acquired 70% equity of ISE Labs, which is engaged in the testing and packaging of semiconductors. The purchase price, including transaction costs, approximated US$100.1 million (NT$3,473.5 million), and was paid in May 1999. In 2000, ASE Test purchased additional shares of ISE Labs in connection with a capital increase of ISE Labs for US$70.0

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

million (NT$2,429.0 million), purchased ISE Labs’ shares from minority shareholders for US$0.9 million (NT$31.2 million), and consequently owned an 80.0% equity interest in ISE Labs. In January 2002, ASE Test purchased the remaining 20.0% equity interest in ISE Labs from minority shareholders for US$50.2 million (NT$1,741.9 million). At December 31, 2002, the total investment amount in ISE Labs was US$221.2 million (NT$7,675.6 million).

       In July 1999, the Company and ASE Test purchased equity interests of 70.0% and 30.0%, respectively, in the Motorola SPS Businesses held through ASE Chung Li and ASE Korea, respectively. Both ASE Chung Li and ASE Korea are engaged in the packaging and testing of semiconductors. The total purchase price was approximately US$350.1 million (NT$12,148.5 million). ASE Test financed its portion of the purchase price with a US$160.0 million convertible notes offering completed in June 1999 by ASE Test Finance Limited (see Note 13), which was guaranteed by ASE Test. In addition, a portion of the purchase price would be paid by the Company in three annual installments ending in July 2002, contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met. The Company was able to reasonably estimate the contingent amount and recorded US$70.0 million (NT$2,429.0 million) as a payable at the time of purchase. The contingent portion of US$23.3 million (NT$808.5 million) was due in July 2002. In 2002, the Company and Motorola re-negotiated the agreement for the payment of final installment to take place in three smaller installments ending in July 2004 contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met.

       As of December 31, 2002, US$254.3 million (NT$8,824.2 million) has been paid to Motorola and the remaining amount of US$95.8 million (NT$3,324.3 million) is to be paid as follows:

	Amount

	NT$	US$
Within this year	962,758	27,745
Within the following year and after	2,364,360	68,137

	3,327,118	95,882

       The Company has provided a guarantee to Motorola for the above payments.

       The acquisitions of the Motorola SPS Businesses and ISE Labs were accounted for by the purchase method. Assets acquired and liabilities assumed have been recorded at their estimated fair values as of the acquisition date. The purchase prices exceeded the fair value of the net tangible assets by approximately US$81.9 million for Motorola SPS Businesses and US$76.5 million for ISE Labs. The purchase price in excess of fair value of net tangible assets was allocated to various tangible and intangible assets, which will be amortized on a straight-line basis over 3 to 38 years.

       The purchase prices, net book value and calculation of excess amount for those acquisitions described above are as follows:

Acquirees	Purchase Price	Net Book Value	Excess

	US$	US$	US$

	(in millions)
ISE Labs	100.1	23.6	76.5
Motorola SPS Businesses	350.1	268.2	81.9

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       The excess purchase price was allocated as follows:

		Motorola SPS
Item	ISE Labs	Businesses

	US$	US$

	(in millions)
Write-up of land	2.5	87.7
Write-up (write-down) buildings	2.7	(11.5)
Write-up (write-down) machinery	9.0	(8.4)
Deferred tax liability	(5.7)	—
Goodwill	68.0	14.1

	76.5	81.9

       In the first quarter of 2000, ASE Test adjusted its allocation of purchase price by reducing the allocation to land by US$0.2 million, buildings by US$2.3 million, machinery by US$2.3 million, deferred tax liabilities by US$1.9 million and increasing the allocation to goodwill by US$3.8 million because impairment loss incurred arising from the disposition of the packaging operation of ISE Labs, which was a pre-acquisition contingency at the date of acquisition.

       The purchase prices for Motorola SPS Businesses and ISE Labs acquisitions, are respectively allocated as follows:

		Motorola SPS
	ISE Labs	Businesses

	US$	US$

	(in millions)
Cash	4.3	45.2
Accounts receivable	14.3	30.3
Other current assets	0.7	6.9
Fixed assets — net	82.5	302.8
Other assets	3.5	2.6
Goodwill	68.0	14.1
Total liabilities	(59.4)	(51.8)
Minority interest	(13.8)	—

	100.1	350.1

26.	Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States

       The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from US GAAP:

a. Pension Benefits

       The Company adopted US Statement of Financial Accounting Standards (“US SFAS”) No. 87, “Accounting for Pensions”, on January 1, 1987. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ROC SFAS No. 18, which is substantially similar in many aspects to US SFAS No. 87, was effective in 1996 for listed companies in Taiwan. Therefore, pension expense due to different adoption dates is adjusted.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

b. Short-term Investments

       Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under US SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

       All of the Company’s short-term investments are classified as trading securities under US GAAP, with gains and losses recognized currently in income. The unrealized gain included in earnings under US GAAP was NT$5,952 thousand in 2001 and unrealized loss of NT$38,844 (US$1,119) in 2002. All of the Company’s short-term investments in mutual funds, stock and convertible debt are held principally for the purpose of selling them in the near term.

c. Bonuses to Employees, Directors and Supervisors

       According to ROC regulations and the Articles of Incorporation of the Company, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the board of directors and resolved by the shareholders in the following year. Under US GAAP, such bonuses are charged against income currently in the year earned. Stock issued as part of these bonuses is recorded at fair market value. Since the amount and form of such bonuses are not finally determinable until the board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses (“regular bonuses”) is initially accrued based on the management’s estimate regarding the amount to be paid based on the Company’s Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses settled by the issuance of shares is recognized in the year of approval by the board of directors. The management estimates that the regular annual bonuses from above appropriations, including cash and stock, will approximate three to four months’ salaries and wages.

       Aside from the aforementioned regular bonus plan, the Company granted a special stock bonus to employees amounting to NT$1,536,396 in 1997 and NT$2,506,617 in 2000. Employees who received the special stock bonus are required to continue working for the Company for an additional three years. Accordingly, the amount of special stock bonuses is being allocated over three years as additional compensation expense in the consolidated statement of income under US GAAP.

d. Treasury Stock

       The common shares of the Company that are held by consolidated subsidiaries are, under US GAAP, reflected as treasury stock in the consolidated balance sheet. Also, under US GAAP, the minority interest reflected in the statements of income is adjusted to reflect the equity of the

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

minority shareholders on the subsidiary’s equity in the net income of the Company. The mutual or reciprocal holdings had no material effect on the minority interest reported in the consolidated statements of income. In addition, under US GAAP, the denominator used in calculating EPS is reduced by the number of the Company’s common shares held by the subsidiary as of the date the subsidiary acquired the shares. The adjustment to the denominator is 135,867,641 shares in 2000 and 164,441,865 shares in 2001, respectively. The capital gain (loss) from sales of treasury stock is deducted from or added to the consolidated balance of capital surplus.

       Beginning January 1, 2002, the Company adopted ROC SFAS No. 30, “Accounting for Treasury Stock”, which requires shares of parent stock held by subsidiaries to be recorded as treasury stock. The effect is similar to US GAAP except the reduction of the minority share of treasury stock is required under ROC GAAP. Prior to 2002, common shares of the Company held by subsidiaries were presented as a long-term investment in the consolidated balance sheets with the gain or loss on the sale of the treasury stock reflected in the consolidated statements of income.

e. Depreciation of Buildings

       Under ROC GAAP, the estimated life of a building can be as long as 40 years based on ROC practices. For US GAAP purposes, the useful lives of buildings is estimated to be 25 years.

f. Excess of Book Value on Transfer of Buildings Between Consolidated Subsidiaries

       ASE Test, Inc., a consolidated subsidiary, purchased buildings and facilities from another consolidated subsidiary, ASE Technologies, in 1997. The purchase price from ASE Technologies was based on market value. Such additional payment for the excess of book value of NT$17,667 thousand was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under US GAAP, transfers of assets between related parties should not be recorded by the transferee at stepped-up values.

g. Gain on Sales of Subsidiary’s Stock

       The carrying value of stock investments in ASE Test by J&R Holding under ROC GAAP is different from that under US GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors.

h. Effects of US GAAP Adjustments on Equity-Method Investments

       The carrying values of equity-method investments and the investment income (loss) accounted for by the equity method in HCDC, HCKC and USI are reflected in the consolidated financial statements under ROC GAAP. The financial statements of these equity investees prepared under ROC GAAP are different from the financial statements of such equity investees prepared under US GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors and depreciation of buildings. Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and US GAAP in the investees’ financial statements.

i. Impairment of Long-lived Assets

       Under US GAAP, in accordance with US SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Corporation are

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. As there are no requirements related to the evaluation of recoverability of impairment of long-lived assets under ROC GAAP, the Company has selected the same accounting for impairment of long-lived assets as US SFAS No. 144 for both ROC GAAP and US GAAP reporting.

j. Stock Dividends

       Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The difference for 2001 stock dividends would be treated as an additional reduction to retained earnings and increase to capital surplus amounting to NT$3,181 million (US$92 million).

k. Stock Option Compensation

       For US GAAP reporting, the Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Corporation is required under US SFAS No. 123, “Accounting for Stock-based Compensation”, to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

       In May 2001, ASE Test’s directors exercised their stock options for 2,480,000 shares at US$3.50 per share under the 1996 option plan. The Company decided, based on resolution of its Board of Directors, to purchase these shares from the directors at the prevailing market price of US$14.27 per share on the same day the options were exercised. Under ROC GAAP, such a share purchase is accounted for as additional investments of ASE Test’s shares by the Company. However, under US GAAP, the purchase of shares from employees within six months after exercise of a vested option creates a compensation expense equal to the difference between the market price of the share on the date of exercise and the market price on the date the options were granted. Consequently, compensation expense of NT$908,661 (US$26,186) was recorded by ASE Test.

l. Derivative Financial Instruments

       There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign-currency forward contracts. Under ROC GAAP, foreign-currency forward contracts are accounted for in a manner similar to that required under US SFAS No. 52. Under US GAAP, accounting for derivative instruments is covered under US SFAS No. 133, as amended by US SFAS No. 138, which requires that all entities recognize derivative instruments as assets and liabilities in the statement of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under US GAAP, the Company does not apply hedge accounting, and derivatives have

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

historically been, and continue to be, recorded on the consolidated balance sheet at fair value, with the changes in fair values recorded through current period earnings.

m. Goodwill

       Under ROC GAAP, the Company amortizes goodwill arising from acquisitions over five to 20 years. Under US GAAP, the Corporation adopted the provisions of US SFAS No. 142 on January 1, 2002. US SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in US SFAS No. 141 and US SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite lived intangible assets will continue to be amortized over their estimated useful lives. The Company completed its transitional impairment test on January 1, 2002 and found no impairment. The Company performed its annual impairment test during the fourth quarter and determined the goodwill related to the acquisition of ASE Test was impaired and recorded a charge of NT$2,213,045 (US$63,777). Total amortization expenses of goodwill under ROC GAAP in 2000, 2001 and 2002 are NT$559,807, NT$692,919 and NT$815,573 (US$23,504), respectively.

n. Undistributed Earnings Tax

       Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that the Company’s earnings shall be retained. Under US GAAP, the Company measured its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings.

o. Impairment of Long-term Investments

       ROC GAAP and US GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other than temporary. The criteria for determination are similar under ROC GAAP and US GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, US GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. As such, the Company determined an other-than-temporary impairment occurred in one of its long-term investments in an equity-method investee at December 31, 2002. The amount recorded for ROC GAAP was based on the difference between the carrying value and the net-asset value of the investee with adjustments made to significant assets of the investee as determined using appraised values and other appropriate information. The amount recorded for US GAAP was based on the market price of the stock of the investee at December 31, 2002. The difference resulted in an additional impairment charge for 2002 under US GAAP of NT$883.6 million (US$25.5 million).

       The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

shareholders’ equity amounts as determined under US GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

	(In Thousands, Except Per Share and ADS Data)
Net income (loss)
Net income (loss) based on ROC GAAP	5,837,149	(2,142,219)	129,035	3,719

Adjustments:
a. Pension benefits	5,635	2,755	2,619	75
b. Short-term investments	22,354	5,952	(38,844)	(1,119)
c. Bonuses to employees, directors and supervisors:
Accrued regular bonuses	(929,348)	—	—	—
Special stock bonuses	(929,901)	(963,572)	(835,539)	(24,079)
e. Depreciation of building	(32,127)	(48,803)	(99,981)	(2,881)
f. Excess of book value of building transferred between consolidated subsidiaries	432	432	432	12
g. Restate carrying value and related capital gain from sale of long-term investment	—	39,002	—	—
h. Effects for US GAAP adjustments on equity-method investees	(51,825)	(33,785)	198,839	5,730
k. Stock option compensation	—	(908,661)	—	—
m. Goodwill:
Amortization	—	—	815,573	23,504
Impairment loss	—	—	(2,213,045)	(63,777)
o. Impairment loss on equity-method investee	—	—	(883,620)	(25,465)
Effect of US GAAP adjustments on income tax	6,553	6,978	10,783	311
Effect of US GAAP adjustments on minority interest	1,074	(4,682)	(160,517)	(4,626)

Net decrease in net income	(1,907,153)	(1,904,384)	(3,203,300)	(92,315)

Net income (loss) based on US GAAP	3,929,996	(4,046,603)	(3,074,265)	(88,596)

Earnings (loss) per share
Basic	1.34	(1.32)	(0.99)	(0.03)
Diluted	1.29	(1.32)	(0.99)	(0.03)
Earnings (loss) per ADS
Basic	6.69	(6.59)	(4.97)	(0.14)
Diluted	6.47	(6.59)	(4.97)	(0.14)
Number of weighted average shares outstanding	2,938,004,535	3,071,234,458	3,090,678,225	3,090,678,225
Number of ADS	587,600,907	614,246,892	618,135,645	618,135,645

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	43,669,214	41,946,321	39,430,666	1,136,331

Adjustments:
a. Pension benefits	(42,159)	(39,404)	(36,785)	(1,060)
b. Restatement of short-term investments	34,938	40,890	2,046	59
c. Bonuses to employees, directors and supervisors	(113,600)	—	—	—
d. Treasury stocks
Reversal of unrealized loss	487,752	367,662	367,662	10,595
Classification or adjustment of treasury stock	(2,919,411)	(3,017,964)	(378,138)	(10,897)
e. Effect of US GAAP adjustments on useful life	(127,423)	(176,226)	(276,207)	(7,960)
f. Excess of book value of building transferred between consolidated subsidiaries	(16,191)	(15,759)	(15,327)	(442)
g. Restate carrying value of subsidiaries’ long-term investment	(47,621)	(8,619)	(8,619)	(248)
h. Effects of US GAAP adjustments on equity-method investments	(238,873)	(272,658)	(73,819)	(2,127)
k. Stock option compensation	—	(908,661)	(908,661)	(26,186)
m. Goodwill:
Amortization	—	—	815,573	23,503
Impairment loss	—	—	(2,213,045)	(63,777)
o. Impairment loss on equity-method investee	—	—	(883,620)	(25,465)
Effect of US GAAP adjustments on income tax	21,723	28,701	39,484	1,138
Effect of US GAAP adjustments on minority interest	20,741	16,059	(144,458)	(4,163)

Net decrease in shareholders’ equity	(2,940,124)	(3,985,979)	(3,713,914)	(107,030)

Shareholders’ equity based on US GAAP	40,729,090	37,960,342	35,716,752	1,029,301

Changes in shareholders’ equity based on US GAAP
Balance, beginning of year	26,569,687	40,729,090	37,960,342	1,093,958
Convertible bonds converted into common shares	35,653	—	—	—
Capital increase in cash through the Issuance of American Depositary shares	4,137,910	—	—	—
Net income (loss) for the year	3,929,996	(4,046,603)	(3,074,265)	(88,596)
Adjustment for common shares issued as bonuses to employees, directors and supervisors	1,811,607	963,572	835,539	24,079
Translation adjustment for subsidiaries	894,255	749,128	(126,378)	(3,642)
Adjustment from changes in ownership percentage of investees	3,405,909	(320,785)	102,888	2,965
Unrealized loss on long-term investment in shares of stock	(59,077)	(15,508)	18,626	537
Effect of change in exchange rate	3,150	—	—	—
Purchase of treasury stock	—	(98,552)	—	—

Balance, end of year	40,729,090	37,960,342	35,716,752	1,029,301

       A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts as determined under US GAAP is as follows:

	December 31,

	2001	2002

	NT$	NT$	US$
Short-term investments
As reported	4,601,172	2,038,020	58,733
US GAAP adjustments
Restatement of investments to fair value	40,890	2,046	59

As adjusted	4,642,062	2,040,066	58,792

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

	December 31,

	2001	2002

	NT$	NT$	US$
Long-term investments
As reported	9,530,398	6,566,734	189,243
US GAAP adjustments
Treasury stock	(2,649,484)	—	—
Equity-method investments	(272,658)	(73,819)	(2,127)
Impairment loss	—	(883,620)	(25,464)

As adjusted	6,608,256	5,609,295	161,652

Buildings and improvement
As reported	14,640,855	16,656,394	480,011
US GAAP adjustments
Effect of US GAAP adjustments on useful life	(176,226)	(276,207)	(7,960)
Excess of book value of building transferred between consolidated subsidiaries	(15,759)	(15,327)	(442)

As adjusted	14,448,870	16,364,860	471,609

Other assets
As reported	1,342,269	2,640,187	76,086
US GAAP adjustments
Effect of US GAAP adjustments on income tax	28,701	39,484	1,138

As adjusted	1,370,970	2,679,671	77,224

Consolidated debits
As reported	5,248,919	5,541,808	159,706
US GAAP adjustments
Restated carrying value of subsidiaries’ long-term investment	(917,280)	(917,280)	(26,434)
Goodwill amortization	—	815,573	23,503
Goodwill impairment loss	—	(2,213,045)	(63,777)

As adjusted	4,331,639	3,227,056	92,998

Accrued pension cost
As reported	294,438	416,671	12,008
US GAAP adjustments
Pension benefits	39,404	36,785	1,060

As adjusted	333,842	453,456	13,068

       As a result of the adjustments presented above, the amounts of total assets based on US GAAP were NT$102,364,516 and NT$101,347,163 (US$2,920,667) as of December 31, 2001 and 2002, respectively. Total liabilities based on US GAAP were NT$52,277,056 and NT$55,397,148 (US$1,596,459) as of December 31, 2001 and 2002, respectively.

27.     Additional Disclosures Required by US GAAP

       a. Recent accounting pronouncements

       In June 2001, the FASB issued US SFAS No. 143, “Accounting for Asset Retirement Obligations”. The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

expensed using a systematic and rational method over its useful life. US SFAS No. 143 will be adopted by the Corporation on January 1, 2003 and is not expected to have a material impact on the Company’s US GAAP financial information.

       In April 2002, the FASB issued US SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Among other things, this statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, which required all gains and losses from the early extinguishment of debt to be aggregated and, if material, classified as extraordinary. This statement now requires those gains and losses to be classified as unusual and infrequently occurring events and transactions. The statement was effective upon issuance in April 2002 for prospective transactions. The adoption of this statement would require the Company to reclassify the extraordinary loss recognized for ROC GAAP to unusual and unfrequent events for US GAAP. The Company’s management believes there is no impact to other financial information under US GAAP.

       In June 2002, the FASB issued US SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. US SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements”. US SFAS No. 146 superceded EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in Restructuring)”, which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/disposal plan. US SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Restatement of prior periods is not required. US SFAS No. 146 applies to future restructuring activities and the application of US SFAS No. 146 has no impact on the Company’s US GAAP financial information.

       In December 2002, the FASB issued US SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, and amended US SFAS No. 123 “Accounting for Stock Based Compensation”. This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement is effective January 1, 2003. The Company has elected not to account for stock-based employee compensation using the fair value based method of accounting set forth in US SFAS No. 123 and US SFAS No. 128, but to continue to provide the disclosure requirements under US SFAS No. 123. Accordingly, this statement will not affect the consolidated financial statement of the Company until the Company decides to adopt the fair value based method of accounting set forth in US SFAS No. 123 and US SFAS No. 128.

       In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is in the process of assessing the impact and currently believes the adoption of recognition and initial measurement requirements of FIN No. 45 will not have a material impact on its financial position, cash flows or results of operations.

       In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 requires a primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a VIE that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN No. 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for compliance is July 1, 2003. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

       In November 2002, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria, they should be individually accounted for as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items, a residual method must then be used. This method requires the full fair value amount to be allocated to the undelivered items. This would result in a discount, if any, being allocated to the delivered items. This consensus is effective for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe that the consensus will have a significant impact on its results of operations, financial position and cash flows.

       b. Pension

       Set forth below is pension information disclosed in accordance with US SFAS No. 132:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Components of net periodic benefit cost
Service cost	120,528	116,657	191,707	5,525
Interest cost	30,241	28,968	36,102	1,040
Expected return on plan assets	(14,575)	(21,630)	(23,003)	(663)
Amortization of prior service cost	8	1,468	1,557	45

Net periodic benefit cost	136,202	125,463	206,363	5,947

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Changes in benefit obligation
Benefit obligation at beginning of year	465,674	650,032	722,024	20,808
Service cost	120,528	116,657	191,707	5,525
Interest cost	30,241	28,968	36,102	1,040
Actuarial (gain) loss	34,025	(69,978)	288,441	8,312
Benefits paid	(436)	(3,655)	(145)	(4)

Benefit obligation at end of year	650,032	722,024	1,238,129	35,681

Change in plan assets
Fair value of plan assets at beginning of year	208,289	311,737	412,036	11,874
Actual return on plan assets	12,408	13,324	10,157	293
Employer contribution	91,476	90,468	85,050	2,451
Benefits paid	(436)	(3,493)	(145)	(4)

	311,737	412,036	507,098	14,614

Funded Status	338,295	309,988	731,031	21,067
Unrecognized actuarial gain (loss)	(45,795)	26,947	(270,641)	(7,799)

Net amount recognized (recognized as accrued pension cost)	292,500	336,935	460,390	13,268

Actuarial assumptions:

2000 to 2002

Discount rate	3.5% to 6.0%
Rate of compensation increase	3.0% to 4.0%
Expected return on plan assets	3.5% to 6.0%

       The Company has no other post-retirement or post-employment benefit plans.

       c. Short-term investments

       At December 31, 2001 and 2002, certain investments carried at cost under ROC GAAP were restated under US SFAS No. 115:

	December 31,

	2001			2002

			Unrealized			Unrealized			Unrealized
	Carrying	Fair	Holding	Carrying	Fair	Holding	Carrying	Fair	Holding
	Value	Value	Gains	Value	Value	Gains	Value	Value	Gains

	NT$	NT$	NT$	NT$	NT$	NT$	US$	US$	US$
Short-term investments	4,601,172	4,642,062	40,890	2,038,020	2,040,066	2,046	58,733	58,792	59

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       d. Income tax expense (benefit)

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Income tax currently payable (tax benefit)	1,080,704	(101,310)	(66,469)	(1,915)
Net change in deferred income tax assets (liabilities) for the period	(158,691)	(456,911)	(1,261,021)	(36,341)
Income tax on undistributed earnings	147,379	335,065	174,478	5,028
Adjustment of prior years’ income taxes	(10,177)	17,018	1,905	55

	1,059,215	(206,138)	(1,151,107)	(33,173)

       Reconciliation between the income tax calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to US GAAP is as follows:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Tax (benefit) based on pre-tax accounting income (loss) at statutory rate	2,732,461	(830,326)	(1,064,135)	(30,667)
Add (less) tax effects of:
Permanent differences
Tax-exempt income
— Tax holiday	(700,749)	(26,413)	(52,126)	(1,502)
— Gain from sale of securities	(51,415)	(31,711)	(16,798)	(484)
Bonus to employee and directors	464,812	240,893	52,221	1,505
Other	7,368	—	65,259	1,881
Tax credits
Utilized	(1,231,247)	(253,227)	(331,255)	(9,546)
Deferred	(299,217)	342,563	139,224	4,012
Income taxes (10.0%) on undistributed earnings	147,379	335,065	54,598	1,573
Adjustment of prior year’s income tax	(10,177)	17,018	1,905	55

Income tax expense (benefit)	1,059,215	(206,138)	(1,151,107)	(33,173)

       The abovementioned taxes on pretax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Domestic entities in ROC (25.0% statutory rate)	2,064,193	(752,228)	(282,713)	(8,147)
Foreign entities
ASE Korea (30.8% statutory rate)	2,153	—	—	—
ISE Labs (33.0% statutory rate)	439,169	(92,487)	(725,744)	(20,915)
ASE Test Malaysia (30.0% statutory rate)	226,946	14,389	(55,678)	(1,605)

	2,732,461	(830,326)	(1,064,135)	(30,667)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Deferred income tax assets and liabilities as of December 31, 2001 and 2002 are summarized as follows:

	December 31,

	2001	2002

	NT$	NT$	US$
Current deferred income tax assets
Unused tax credits	378,075	966,689	27,858
Provision for inventory obsolescence	41,502	38,212	1,101
Accrued interest on convertible bonds	163,289	—	—
Provision for doubtful accounts and sales allowance	68,432	23,305	672
Unrealized foreign exchange loss	108,721	49,351	1,422
Loss carryforward	214,013	—	—
Other	97,776	39,884	1,149

	1,071,808	1,117,441	32,202
Valuation allowance	(161,800)	(23,000)	(663)

	910,008	1,094,441	31,539
Current deferred income tax liabilities — unrealized foreign exchange gain	(37,000)	(10,000)	(287)

	873,008	1,084,441	31,252

Non-current deferred income tax assets
Unused tax credits	1,648,956	2,324,529	66,990
Accrued pension costs	64,308	498,087	14,354
Loss carryforward	—	455,589	13,129
Others	126,173	151,576	4,368

	1,839,437	3,429,781	98,841
Valuation allowance	(639,188)	(1,765,860)	(50,889)

	1,200,249	1,663,921	47,952

Non-current deferred income tax liabilities
Investment income	(636,815)	(206,500)	(5,951)
Unrealized foreign exchange gain	(7,185)	—	—
Goodwill amortization	(56,124)	(35,658)	(1,028)
Others	(245,234)	(237,164)	(6,835)

	(945,358)	(479,322)	(13,814)

	254,891	1,184,599	34,138

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       e. Employee stock option plans

ASE Option Plan

Information regarding the Company’s employee stock option plan is as follows:

		Outstanding
		Option Rights

	Option		Weighted
	Rights	Number of	Average
	Available	Option	Exercise

	(In Thousands)	(In Thousands)	(NT$)
Option rights authorized	160,000	—	—
Options granted	(145,989)	145,989	20.80
Options exercised	—	—	—
Options cancelled	—	—	—

Balance, December 31, 2002	14,011	145,989	20.80

ASE Test Option Plan

       ASE Test has five stock option plans, the 1996 Executive Management Option Plan (the “1996 Plan”), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan and the 2000 Option Plan. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares, 2,000,000 shares and 12,000,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999 and 2000 Option Plans, respectively.

       The 1996, 1997, 1998, 1999 and 2000 Option Plans granted the following stock options to purchase the ASE Test shares which are exercisable based on a vesting schedule over a period of five years until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

       Each aforementioned option exercise price was equal to the stock’s market price on the date of grant. Options granted under the 1996, 1997 and 1998 Option Plans expire 5 years after grant. Options granted under the 1999 and 2000 Option Plan expire 10 years after grant.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Information regarding the option plans of ASE Test is presented below:

			Weighted
		Weighted	Average
	Number of	Average Exercise	Grant Date
	Shares	Price Per Share	Fair Values

		US$	US$
ASE Test
Beginning balance — January 1, 2000	12,624,374	9.07
Option granted	412,000	25.00	13.44

Option exercised	(1,263,041)	6.31
Option forfeited	(287,184)	14.14

Ending balance — December 31, 2000	11,486,149	9.82
Option granted	10,158,650	8.94	4.24

Option exercised	(5,221,508)	3.81
Option forfeited	(114,706)	17.11

Ending balance — December 31, 2001	16,308,585	11.15
Option granted	414,500	0.36	10.46

Option exercised	(2,420,591)	8.62
Option forfeited	(882,051)	9.88
Option expired	(89,080)	13.84

Ending balance — December 31, 2002	13,331,363	11.55

Options exercisable at:
December 31, 2000	6,902,529	6.13
December 31, 2001	6,233,453	11.89
December 31, 2002	5,199,349	13.50

       Significant option groups outstanding at December 31, 2002 and the related weighted average exercise price and remaining contractual life information are as follows:

ASE Test	Outstanding		Exercisable
					Weighted
		Weighted		Weighted	Average
		Average		Average	Remaining
	Shares	Price	Shares	Price	Life (Years)

		US$		US$
Options with exercise price of:
US$20.00-US$30.00	2,833,440	20.70	1,904,200	20.52	5.3
US$11.00-US$16.50	1,275,349	11.20	822,099	11.12	1.2
US$6.10-US$9.15	9,222,574	8.79	2,473,050	8.88	8.1

Options outstanding at December 31, 2002	13,331,363		5,199,349

       US SFAS No. 123, “Stock-Based Compensation”, effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under US SFAS No. 123, the Company and ASE Test have

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

elected to use the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted.

       The Company and ASE Test have computed for pro forma disclosure purposes the fair value of each option grant, as defined by US SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

ASE	2002

Risk-free interest rate	3.88%
Expected dividend yield	0%
Expected lives	5 years
Volatility	58.76%

ASE Test	2000	2001	2002

Risk free interest rate	6.61-6.75%	3.62-4.66%	2.58-4.48%
Expected dividend yield	0%	0%	0%
Expected lives	3.4-5.0 years	3.4 years	5.0 years
Volatility	55.53%	62.14%	62.14%

       For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the option rights vesting periods. Had the Company and ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by US SFAS No. 123, the Company’s net income (loss) under US GAAP would have been reduced to the pro forma amounts below.

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$

	(In Thousands, Except Per Share and
	ADS Data)
Net income (loss) based on US GAAP	3,929,996	(4,046,603)	(3,074,265)	(88,596)
Stock-based compensation expense (net of related tax effects)	(247,800)	(305,085)	(331,872)	(9,564)

Pro forma net income (loss)	3,682,196	(4,351,688)	(3,406,137)	(98,160)

Reported EPS — Basic	1.34	(1.32)	(0.99)	(0.03)
— Diluted	1.29	(1.32)	(0.99)	(0.03)
Pro forma EPS — Basic	1.25	(1.42)	(1,10)	(0.03)
— Diluted	1.21	(1.42)	(1.10)	(0.03)
Reported EPS per ADS — Basic	6.69	(6.59)	(4.97)	(0.14)
— Diluted	6.47	(6.59)	(4.97)	(0.14)
Pro forma EPS per ADS — Basic	6.27	(7.08)	(5.51)	(0.16)
— Diluted	6.05	(7.08)	(5.51)	(0.16)

       The pro forma amounts reflect compensation expense related to 1996, 1997, 1998, 1999 and 2000 option plans of ASE Test granted and vested only. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       f. According to US SFAS No. 130, the statement of comprehensive income (loss) for the years ended December 31, 2001 and 2002 are present below:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Net income (loss) based on US GAAP	3,929,996	(4,046,603)	(3,074,265)	(88,596)
Translation adjustment on subsidiaries — net of income tax expense of NT$223,564 and NT$187,282 in 2000 and 2001 and income tax benefit of NT$31,595 in 2002, respectively	670,691	561,846	(94,783)	(2,731)

Comprehensive income (loss)	4,600,687	(3,484,757)	(3,169,048)	(91,327)

       g. US GAAP cash flow information

       The following represents the major caption of cash flow under US GAAP pursuant to US SFAS No. 95:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Cash flows
Net cash provided by operating activities	17,308,069	10,595,115	11,313,800	326,046
Net cash used in investing activities	(33,392,038)	(14,082,951)	(13,167,238)	(379,459)
Net cash provided by financing activities	17,759,155	618,555	530,491	15,288

Net increase (decrease) in cash	1,675,186	(2,869,281)	(1,322,947)	(38,125)
Cash, beginning of year	11,809,112	14,166,495	11,770,729	339,214
Effect of exchange rate changes in cash	682,197	473,515	(65,858)	(1,898)

	14,166,495	11,770,729	10,381,924	299,191

       The significant reclassifications for US GAAP cash flow statements pertain to the following:

1)	the effect of exchange rate changes on cash is shown in the reconciliation of the beginning balance and ending balance of cash (as opposed to operating activities under ROC GAAP)

2)	compensation to directors and supervisors and bonuses to employees is shown in the operating activity under US GAAP (as opposed to financing activities under ROC GAAP)

3)	purchases of treasury stock is shown in the financing activities under US GAAP (as opposed to investing activities under ROC GAAP).

       h. Goodwill

       As of January 1, 2002, the Company adopted US SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of US SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately NT$815.6 million (US$23.5 million) for 2002. The Company completed its annual goodwill impairment test at December 31, 2002 and determined impairment of NT$2,213.0 million (US$63.8 million) of the remaining goodwill associated with its acquisition of ASE Test. As of December 31, 2002, the Company had goodwill of NT$3,227.1 million (US$93.0 million), which was primarily in the reporting units of the testing operations.

       The following pro forma information reconciles the net income (loss) and earnings (loss) per share reported for 2000 and 2001 to adjusted net income (loss) and earnings (loss) per share, which reflect the adoption of US SFAS No. 142 and compares the adjusted information to the current year results:

	Year Ended December 31,

	2000	2001	2002	2002

	NT$	NT$	NT$	US$

	(In Thousands, Except Per Share and
	ADS Data)
Net income (loss) based on US GAAP	3,929,996	(4,046,603)	(3,074,265)	(88,596)
Goodwill amortization	559,807	653,917	—	—

Net income (loss), as adjusted	4,489,803	(3,392,686)	(3,074,265)	(88,596)

Earnings (loss) per share
Basic earnings (loss) per share, as reported	1.34	(1.32)	(0.99)	(0.03)
Goodwill amortization	0.19	0.21	—	—

Basic earnings (loss) per share, as adjusted	1.53	(1.11)	(0.99)	(0.03)

Diluted earnings (loss) per share, as reported	1.29	(1.32)	(0.99)	(0.03)
Goodwill amortization	0.19	0.21	—	—

Diluted earnings (loss) per share, as adjusted	1.48	(1.11)	(0.99)	(0.03)

Earnings (loss) per ADS
Basic earnings (loss) per share, as reported	6.69	(6.59)	(4.97)	(0.14)
Goodwill amortization	0.95	1.06	—	—

Basic earnings (loss) per share, as adjusted	7.64	(5.53)	(4.97)	(0.14)

Diluted earnings (loss) per share, as reported	6.47	(6.59)	(4.97)	(0.14)
Goodwill amortization	0.95	1.06	—	—

Diluted earnings (loss) per share, as adjusted	7.42	(5.53)	(4.97)	(0.14)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       Changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001, by reportable segment, are as follows:

	Packaging	Testing	Total

	NT$	NT$	NT$	US$
Balance as of January 1, 2001	597,725	4,336,077	4,933,802	142,184
Goodwill amortized during the period	(84,214)	(562,257)	(646,471)	(18,630)
Translation adjustment	(3,898)	40,260	36,362	1,048

Balance as of December 31, 2001	509,613	3,814,080	4,323,693	124,602
Goodwill acquired during the period	24,169	1,140,009	1,164,178	33,550
Goodwill impairment	(354,280)	(1,858,765)	(2,213,045)	(63,777)
Translation adjustment	(7,461)	(40,309)	(47,770)	(1,377)

Balance as of December 31, 2002	172,041	3,055,015	3,227,056	92,998

       i. Earnings per share

       The following table represents the computation of basic earnings per share for each of the years ended at December 31:

	2000	2001

			2002

	NT$	NT$	NT$	US$
Net Income (loss)	3,929,996	(4,046,603)	(3,074,265)	(88,596)

Weighted average shares outstanding:
Basic	2,938,004,535	3,071,234,458	3,090,678,225	3,090,678,225
Effective of dilutive securities	—	—	—	—

Diluted	2,938,004,535	3,071,234,458	3,090,678,225	3,090,678,225

       Diluted earnings per share for the year ended December 31, 2000 are calculated as follows:

       The denominator is the weighted average number of outstanding shares of common stock of 2,938,004,535 shares in 2000. The numerator with consideration of the adjustment of ASE Test’s diluted EPS in 2000 is calculated as follows:

Amount

NT$
Net income	3,929,996
Less: net income contributed from
ASE Test	(1,715,291)
Add : ASE Test’s diluted EPS multiplied by the number of shares of ASE Test owned by the Company	1,588,821

As adjusted	3,803,526

       Due to the Company’s net loss for 2001 and 2002 under US GAAP, all of the outstanding stock options of 145,989,000 shares in 2002 and shares potentially issued from convertible bonds of 38,537,822 shares in 2001 were anti-dilutive. Had the Company earned a profit for 2001 and 2002, the share equivalents of the convertible bonds of 38,537,822 shares and the stock option of 145,989,000 shares, respectively, would have been added to the basic weighted average shares outstanding to calculate the diluted weighted averages shares outstanding.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in Thousands, Unless Otherwise Stated)

       The average number of shares outstanding for EPS calculation has been adjusted retroactively for issuance of stock dividends. The retroactive adjustment caused the basic EPS before income tax and after income tax for the year ended December 31, 2000 to decrease from NT$1.99 to NT$1.56 and NT$1.70 to NT$1.34 and the diluted EPS before income tax and after income tax for the year ended December 31, 2000 to decrease from NT$1.94 to NT$1.51 and NT$1.66 to NT$1.29, respectively.

Annex A

THE SECURITIES MARKETS OF THE ROC

       The information provided in this section has been extracted from various government and other publicly available publications. References to the ROC Securities and Futures Commission in this section include both the ROC Securities and Futures Commission and the ROC Securities and Exchange Commission, its predecessor.

       In September 1960, the ROC Government established the ROC Securities and Exchange Commission to supervise and control all aspects of the existing domestic securities market and the Taiwan Stock Exchange began to take shape soon thereafter. In the 1970s and the early 1980s, the ROC government implemented a number of steps designed to upgrade the quality and importance of the ROC securities markets, such as encouraging listing on the Taiwan Stock Exchange and establishing an over-the-counter market. In the mid-1980s, the ROC government began to revise its laws and regulations in a manner designed to facilitate the gradual internationalization of the ROC securities markets. In 1997, the ROC Securities and Exchange Commission was renamed the ROC Securities and Futures Commission.

The Taiwan Stock Exchange

       In 1961, the ROC Securities and Futures Commission, working together with private interests, established the Taiwan Stock Exchange to provide a marketplace for securities trading. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. The Taiwan Stock Exchange is a corporation owned by government-controlled and private banks and enterprises. The Taiwan Stock Exchange is independent of entities transacting business through it, each of which pays a user’s fee. Subject to limited exceptions, all transactions in listed securities by brokers, traders and integrated securities firms, that is, firms which are permitted to combine the activities of brokerage, dealing and underwriting, must be made through the Taiwan Stock Exchange.

       The Taiwan Stock Exchange commenced operations in 1962. During the early 1980s, the ROC Securities and Futures Commission more actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 638 as of December 31, 2002. As of December 31, 2002, the total market value of shares listed on the Taiwan Stock Exchange was approximately NT$9,091.5 billion.

       The instruments traded on the Taiwan Stock Exchange have primarily been limited to common shares and bonds. However, recent legislative revisions and the current attitude of the ROC Securities and Futures Commission regarding liberalization of securities regulations have encouraged some innovation. In 1988, the Ministry of Finance permitted the issue of the ROC’s first exchangeable bonds. These bonds were exchangeable at the option of the bondholders into shares of companies owned by the issuers. Since 1989, there have been offerings of domestic convertible bonds and convertible preferred shares. In addition, beneficiary units evidencing beneficiary interests in closed-end investment funds and bonds issued by supernational financial institutions are also listed on the Taiwan Stock Exchange and traded on the GreTai Securities Market.

       In the absence of special regulatory approval, only ROC companies are permitted to list their securities on the Taiwan Stock Exchange. The ROC Securities and Futures Commission has promulgated regulations that would permit foreign issuers to list their equity securities on the Taiwan Stock Exchange. To date, only four foreign issuer has been approved to list their securities on the Taiwan Stock Exchange in the form of depositary receipts and supernational institutions such as the Asian Development Bank have been approved to list their debt instruments on the Taiwan Stock Exchange. The Taiwan Stock Exchange has established specific requirements for listing based on the company’s number and distribution of shareholders, years in existence, amount of capital, profitability and capital structure.

       For a company to be listed on the Taiwan Stock Exchange, it must have been established for at least five fiscal years, have paid-in capital of at least NT$600 million at the time of applying for listing and have at least 1,000 registered shareholders, including not fewer than 500 shareholders holding between 1,000 and 50,000 shares each. These 500 shareholders must together hold either at least 20% of the outstanding shares or at least 10 million shares. The company may not have an accumulated deficit for the previous fiscal year and the pre-tax net profit and operating profit levels of the company must meet any of the following requirements: (1) operating profit and before-tax net profit for the most recent two fiscal years represents 6% or greater of the amount of paid-in capital in its final accounts, or the average operating profit and before-tax net profit for the most recent two fiscal years represent 6% or greater of the amount of paid-in capital in its final accounts and the profitability for the most recent fiscal year is greater than that for the immediately preceding fiscal year; or (2) each of the operating profit and before-tax net profit for the most recent five years represents 3% or greater of the amount of paid-in capital in its final accounts. However, special listing criteria apply to high-tech companies and key businesses engaging in national economic development.

The GreTai Securities Market

       To complement the Taiwan Stock Exchange, the GreTai Securities Market (formerly known as ROC Over-the-Counter Securities Exchange) was established in September 1982 on the initiative of the ROC Securities and Futures Commission. In early 1988, the ROC Securities and Futures Commission promulgated regulations designed to encourage trading of unlisted securities of companies whose securities do not qualify for listing on the Taiwan Stock Exchange. The GreTai Securities Market is currently limited to equity securities, bank and corporate bonds and debentures and government bonds. As of December 31, 2002, 384 public companies had offered their equity securities on the GreTai Securities Market. The value of all bonds outstanding in the over-the-counter market grew from approximately NT$76 billion at the end of 1983 to NT$862.2 billion on December 31, 2002.

       In addition, the Emerging Market of the GreTai Securities Market was established on January 1, 2002 on the initiative of the ROC Securities and Futures Commission to encourage trading of securities of companies which are public companies but do not qualify for listing on the Taiwan Stock Exchange or the GreTai Securities Market.

Taiwan Stock Exchange Index

       The Taiwan Stock Exchange Index is comparable to the Standard and Poor’s Index in the United States and the Nikkei Stock Average in Japan, insofar as it is calculated on the basis of a wide selection of listed shares weighted according to the number of shares outstanding. It is compiled using the “Paasche Formula” by dividing the market value by the base day’s total market value for the index shares. The Taiwan Stock Exchange Index is the oldest and most widely quoted market index in the ROC.

       The weighing of stocks in the index is fixed as long as the number of shares outstanding remains constant. When the total number of shares outstanding changes, the weight of each stock is adjusted. Stock splits and stock dividends are adjusted automatically. Cash dividends are not included in the calculation.

       The following table sets forth, for the periods indicated, information relating to the Taiwan Stock Exchange Index.

	No. of Listed
	Companies at
Period	Period Ended	Index High	Index Low	Index at Period End

1992	256	5,391.63	3,327.67	3,377.06
1993	285	6,070.56	3,135.56	6,070.56
1994	313	7,183.75	5,194.63	7,124.66
1995	347	7,051.49	4,503.37	5,173.73
1996	375	6,982.81	4,690.22	6,933.94
1997	404	10,116.84	6,820.35	8,187.27
1998	437	9,277.09	6,251.38	6,418.43
1999	462	8,608.91	5,475.00	8,448.84
2000	531	10,202.20	4,614.60	4,739.09
2001	584	6,104.20	3,446.30	5,551.24
2002	638	6,462.30	3,850.04	4,452.45

Source:	Status of Securities Listed on Taiwan Stock Exchange December 2001 — Taiwan Stock Exchange.

       As indicated above, the performance of securities traded on the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. On April 29, 2003, the Taiwan Stock Exchange Index closed at 4,200.3.

Price Limits, Commissions, Transaction Tax and Other Matters

       Fluctuations in the price of securities traded on the Taiwan Stock Exchange are currently subject to a restriction of 7% above and below the previous day’s closing price (or reference price set by the Taiwan Stock Exchange if the previous day’s closing price is not available because of lack of trading activity) in the case of equity securities and 5% in the case of debt securities. The price limit for movements below the previous day’s closing price has been modified from time to time by the Ministry of Finance based on market conditions.

       Brokerage commissions are set by the Taiwan Stock Exchange. Effective from July 1, 2000, the ceiling for commission rate for brokers is 0.1425% of the transaction price. Brokers may determine the commission rate within this ceiling, provided that they report the rates to the ROC Securities and Futures Commission. A securities transaction tax, currently levied at the rate of 0.3% of the transaction price, is payable by the seller of equity securities. Pursuant to the amended Statute of Upgrading Industries, which came into effect on February 1, 2002, no securities transaction tax will be imposed on the transfer of corporate bonds and financial debentures until December 31, 2009. The securities transaction taxes are withheld at the time of the transaction giving rise to the taxes. Sales of shares of companies listed on the Taiwan Stock Exchange are currently sold in “round lots” of 1,000 shares. Investors who would like to sell less than 1,000 shares of a listed company occasionally experience delays in effecting these sales. Transactions that include 500 trading lots, that is 500,000 shares, or more must be registered and executed pursuant to Taiwan Stock Exchange guidelines.

Regulation and Supervision

       The ROC Securities and Futures Commission has been under the jurisdiction of the Ministry of Finance since 1981. The ROC Securities and Futures Commission has extensive regulatory authority over companies listed on the Taiwan Stock Exchange and unlisted public issuing companies generally. These companies are generally required to obtain approval from, or register with, the ROC Securities and Futures Commission for all securities offerings. The ROC Securities and Futures Commission has promulgated regulations requiring, unless otherwise exempted, periodic reporting of financial and operating information by all public companies. In addition, the ROC Securities and Futures Commission is responsible for the establishment of standards for financial reporting and carries out licensing and supervision with respect to the other participants in the ROC securities market.

       The ROC Securities and Futures Commission has responsibility for implementation of the Securities and Exchange Law and for overall administration of governmental policies in the ROC securities market. It has extensive regulatory authority over the offering, issue and trading of securities. In addition, the Securities and Exchange Law specifically empowers the ROC Securities and Futures Commission to promulgate rules under specified circumstances.

       The Securities and Exchange Law prohibits market manipulation. It also permits an issuer to recover certain short-term trading profits made through purchases and sales within six months by directors, managerial personnel, supervisors and 10% or above shareholders of the issuer. The Securities and Exchange Law prohibits trading by “insiders” based on non-public information that materially affects share price movements. According to the Securities and Exchange Law, the term “insiders” includes directors, supervisors, managers and 10% or above shareholders of the issuing company and their spouses, minor children and nominees, any person who has learned the information due to an occupational or controlling relationship with the issuing company and any person who has learned the information from any of the foregoing. Sanctions include prison terms. In addition, damages may be awarded to persons injured by the transaction. Notwithstanding these regulatory requirements, there have been recurring press reports on insider trading and manipulation of stock prices in the ROC.

       The Securities and Exchange Law also imposes criminal liability on certified public accountants and lawyers who make false certifications in their examination and audit of an issuer’s contracts, reports and other evidentiary documents that are related to securities transactions. ROC Securities and Futures Commission regulations require that financial reports of listed companies be audited by accounting firms consisting of at least three certified public accountants and be signed by at least two certified public accountants.

       The ROC Securities and Futures Commission does not have criminal or civil enforcement powers under the Securities and Exchange Law. Criminal actions may be pursued only by the district prosecutors located in the district where the defendant is domiciled or where the violation occurred. Under ROC law, civil actions may only be brought by plaintiffs who assert that they have suffered damages. The ROC Securities and Futures Commission is directly empowered to curb abuses and violations of applicable laws and regulations only through administrative measures such as the issuance of warnings, temporary suspension of operation, imposition of administrative fines and revocation of licenses.

       In addition to providing a market for securities trading, the Taiwan Stock Exchange has primary responsibility for reviewing applications by ROC issuers to list securities on the Taiwan Stock Exchange. In addition, the ROC Securities and Futures Commission reviews all securities offerings by listed companies. If issuers of listed securities violate relevant laws and regulations or encounter significant difficulties, the Taiwan Stock Exchange may, with the approval of the ROC Securities and Futures Commission, delist securities of these issuers.

Annex B

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN THE ROC

Foreign Investment

       Historically, foreign investment in the ROC securities markets has been restricted. Since 1983, the ROC government has periodically enacted legislation and adopted regulations to permit foreign investment in the ROC securities market. Currently, non-ROC persons may invest in ROC securities through the following vehicles.

Depositary Receipts

       In April 1992, the ROC Securities and Futures Commission enacted regulations permitting ROC companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the ROC Securities and Futures Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of ROC companies. In December 1994, the ROC Ministry of Finance allowed companies whose shares are traded on the GreTai Securities Market or listed on the Taiwan Stock Exchange, upon approval of the ROC Securities and Futures Commission, to sponsor the issuance and sale of depositary receipts. The approval will be granted (1) if the underlying shares are newly issued shares, for a fixed number of depositary receipts or (2) if the underlying shares are not newly issued shares, for a maximum number of depositary receipts and, with limited exceptions (as described below), may not be increased without additional approvals by ROC Securities and Futures Commission.

       A holder of depositary receipts may request the foreign depositary bank issuing the depositary receipts to cause the underlying securities to be sold in the ROC and to distribute the proceeds of the sale to the depositary receipt holder or to withdraw from the depositary receipt facility shares represented by depositary receipts and transfer the shares to the depositary receipt holder (other than citizens of the People’s Republic of China and entities organized under the laws of the People’s Republic of China); provided that settlement for trading of shares represented by the depositary receipts through the book-entry system maintained by the Taiwan Securities Central Depositary Co. Ltd. is permitted. As discussed above, because the ROC Securities and Futures Commission approval is for a fixed or maximum number of depositary receipts, we or the foreign depositary bank may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific ROC Securities and Futures Commission approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

(1)	dividends on or free distributions of shares;

(2)	the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

(3)	if permitted under the deposit agreement and custody agreement, the purchase directly by any person or through a depositary of the underlying shares on the Taiwan Stock Exchange or the GreTai Securities Market (as applicable) or delivery of the underlying shares for deposit in the depositary receipt facility.

       However, the total number of deposited shares outstanding after an issuance under the circumstances described in clause (3) above may not exceed the number of deposited shares previously approved by the ROC Securities and Futures Commission in connection with the initial offering plus any depositary receipts created under the circumstances described in clauses (1) and (2) above (subject to any adjustment in the number of shares represented by each depositary receipt). Issuances of additional depositary receipts under the circumstances described in clause (3) above will be permitted to the extent that previously issued depositary receipts have been canceled and, for so long as may be required by applicable law, the shares withdrawn from the depositary receipt facility upon cancellation of the depositary receipts have been sold.

       Under current ROC law, a non-ROC holder of ADSs who withdraws the underlying shares must appoint an eligible local agent to:

(1)	open a securities trading account with a local securities brokerage firm after having obtained consent from the Taiwan Stock Exchange or the GreTai Securities Market:

(2)	remit funds; and

(3)	exercise rights on securities and perform other matters as may be designated by the holder.

       In addition, a withdrawing non-ROC holder must appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information. Under existing ROC laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or transfer the common shares, whether on the Taiwan Stock Exchange or otherwise.

       Holders of ADSs withdrawing common shares represented by ADSs who are non-ROC persons are required under current ROC laws and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. The agent, a “tax guarantor”, must meet qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of the withdrawing holder’s ROC tax payment obligations. In addition, under current ROC law, repatriation of profits by a non-ROC withdrawing holder is subject to the submission of evidence of the appointment of a tax guarantor to, and approval thereof by, the tax authority or submission of tax clearance certificates so long as the capital gains from securities transactions are exempt from ROC income tax. As required by the Central Bank of China, if repatriation by a holder is based on a tax clearance certificate, the aggregate amount of the cash dividends or interest on bank deposits converted into foreign currencies to be repatriated by the holder shall not exceed the amount of:

(1)	the net payment indicated on the withholding tax voucher issued by the tax authority;

(2)	the net investment gains as indicated on the holder’s certificate of tax payment; or

(3)	the aggregate transfer price as indicated on the income tax return for transfer of tax-deferred dividend shares, whichever is applicable.

       Under existing laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert incoming payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of China approval. Proceeds from sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the GreTai

Securities Market, subject to limitations and restrictions applicable to Qualified Foreign Institutional Investors or General Foreign Investors (as defined below in “— Other Foreign Investment”).

Overseas Corporate Bonds

       Since 1989, the ROC Securities and Futures Commission has approved a series of overseas bonds issued by ROC companies listed on the Taiwan Stock Exchange in offerings outside the ROC. Under current ROC law, overseas corporate bonds can be:

(1)	converted by bondholders, other than citizens of the People’s Republic of China and entities organized under the laws of the People’s Republic of China, into shares of ROC companies; or

(2)	subject to ROC Securities and Futures Commission approval, may be converted into depositary receipts issued by the same ROC company or by the issuing company of the exchange shares, in the case of exchangeable bonds.

       The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the ROC. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market, subject to limitations and restrictions applicable to Qualified Foreign Institutional Investors or General Foreign Investors (as applicable).

Direct Share Offerings

       The ROC Government has promulgated regulations to permit ROC companies listed on the Taiwan Stock Exchange or the GreTai Securities Market to issue shares directly (not through depositary receipt facility) overseas.

Qualified Foreign Institutional Investors

       On December 28, 1990, the Executive Yuan approved guidelines drafted by the ROC Securities and Futures Commission which, since January 1, 1991, allow direct investment in ROC securities listed on the Taiwan Stock Exchange or other ROC securities approved by the ROC Securities and Futures Commission by eligible foreign institutional investors. Under current guidelines, eligible foreign institutional investors include:

(1)	banks that hold securities assets of at least US$100 million;

(2)	insurance companies which hold securities assets of at least US$100 million;

(3)	fund management institutions which manage securities assets of at least US$100 million;

(4)	offshore fund management institutions which are more than 50% owned by ROC securities investment trust enterprises, provided the funds to be used for investment in ROC securities do not come from the ROC, funds owned by these offshore fund management institutions or mainland China;

(5)	general securities firms which have a net worth of at least US$50 million and experience in international securities investments;

(6)	offshore subsidiary securities firms which are more than 50.0% owned by a ROC securities firm or other offshore securities firms which are wholly owned by these offshore subsidiary securities firms;

(7)	offshore subsidiary securities firms which are 100% owed by a ROC securities firm or other offshore securities firms which are more than 51% owned by these offshore subsidiary securities firm;

(8)	foreign government-owned investment institutions, provided that all of the funds to be invested are owned by the foreign government;

(9)	pension funds;

(10)	mutual funds, unit trusts or investment trusts which have assets of at least US$100 million, provided that an application is filed by the trustee of the fund disclosing the name of the fund;

(11)	trust company which hold securities assets in trust of at least US$100 million;

(12)	academic or charitable institution that, according to their articles of incorporation, may invest their funds, provided that those investments are managed externally by a third party manager; and

(13)	other institutional investors which hold securities assets of at least US$100 million.

       Eligible foreign institutional investors who wish to qualify as Qualified Foreign Institutional Investors need to apply for and receive an investment permit from the ROC Securities and Futures Commission. Any application for investment exceeding US$50 million must also be approved by the Central Bank of China. The application with the ROC Securities and Futures Commission requires the submission of, among other documents, proof of eligibility, proof of appointment of a local agent and custodian, credentials of the local agent and custodian and a copy of the custodial contract. Foreign institutional investors who receive a permit may currently invest up to US$3 billion (with limited exceptions, the maximum amount of US$3 billion may be exceeded) and are required to remit the full amount into the ROC within two years after receiving the investment permit.

       Except for certain specified industries, such as telecommunications, investments in ROC-listed companies by qualified institutional investors are not subject to individual or aggregate foreign ownership limits. Custodians for Qualified Foreign Institutional Investors are also required to submit to the Central Bank of China and the ROC Securities and Futures Commission a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the ROC under these guidelines may be remitted out of the ROC at any time after the date this capital is remitted to the ROC. Capital gains and income on investments may be remitted out of the ROC at any time.

Other Foreign Investment

       In addition to Qualified Foreign Institutional Investors, under existing ROC laws and regulations relating to foreign investment, individual and institutional foreign investors which meet qualifications set by the ROC Securities and Futures Commission (“General Foreign Investors”) may invest in the shares of Taiwan Stock Exchange-listed or the GreTai Securities Market-listed companies up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the Taiwan Stock Exchange. General Foreign Investors are also subject to the foreign ownership percentage limitations described in the preceding paragraph.

       Foreign investors (other than Qualified Foreign Institutional Investors, General Foreign Investors, investors investing in overseas convertible bonds and depositary receipts) who wish to make direct investments in the shares of ROC companies are required to submit a Foreign Investment Approval application to the Investment Commission of the ROC Ministry of Economic Affairs or other government authority. The Investment Commission or other government authority reviews each Foreign Investment Approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of China and the ROC Securities and Futures Commission).

       Under current law, any non-ROC person possessing a Foreign Investment Approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividends attributable to the investment, investment capital and capital gains attributable to such investment may be repatriated by the non-ROC person possessing a foreign investment approval after approvals of the Investment Commission or other government authorities have been obtained.

       In addition to the general restriction against direct investment by non-ROC persons in securities of ROC companies, non-ROC persons (except in limited cases) are currently prohibited from investing in certain industries in the ROC pursuant to a Negative List, as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the Negative List is absolute in the absence of specific exemption from the application of the Negative List. Pursuant to the Negative List, certain other industries are restricted so that non-ROC persons (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority which is responsible for enforcing the relevant legislation which the Negative List is intended to implement.

Exchange Controls

       The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle the business, by the ROC Ministry of Finance or by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

       Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit into and outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium-and long-term foreign debt with the Central Bank of China.

       In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Advanced

Semiconductor
Engineering, Inc.

28,757,600

American Depositary Shares

Representing

143,788,000 Common Shares

Goldman Sachs International

Representative of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.     Indemnification of Directors and Officers

       The relationship between Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and its directors and officers is governed by the Republic of China (“ROC”) Civil Code, ROC Company Law and ASE Inc.’s Articles of Incorporation. There is no written contract between ASE Inc. and its directors and officers governing the rights and obligations of such parties. Each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of ASE Inc. in the absence of willful misconduct or negligence on the part of such person in connection with such person’s performance of duties as a director or officer, as the case may be, may be indemnified and held harmless by ASE Inc.

Item 9.     Exhibits

Exhibits	Description

1.1*	Form of Underwriting Agreement.
3.1*	Amended Articles of Incorporation of ASE Inc. (in Chinese with English language translation).
4.1*	Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.
5.1*	Opinion of Lee and Li, ROC counsel to ASE Inc., as to the validity of the common shares.
8.1*	ROC Tax Opinion of Lee and Li (included in Exhibit 5.1).
8.2*	U.S. Tax Opinion of Davis Polk & Wardwell.
10.21*	Service Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.
10.22*	Service Agreement dated as of August 1, 2002 between ASE Test Inc. and ASE (U.S.) Inc.
10.23*	Service Agreement dated as of August 1, 2002 between ASE (Korea) Inc. and ASE (U.S.) Inc.
10.24*	Service Agreement dated as of August 1, 2002 between ASE (Chung-Li) Inc. and ASE (U.S.) Inc.
10.25*	Service Agreement dated as of August 1, 2002 between Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc.
10.26*	Commission Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.
10.27*	Commission Agreement dated as of August 1, 2002 between ASE Test Inc. and Gardex International Limited.
10.28*	Commission Agreement dated as of August 1, 2002 between ASE (Korea) Inc. and Gardex International Limited.
10.29*	Commission Agreement dated as of August 1, 2002 between ASE (Chung Li) Inc. and Gardex International Limited.
10.30*	Commission Agreement dated as of August 1, 2002, between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

Exhibits	Description

10.46*	Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001.
10.50*	2002 Employee Stock Option Plan (in Chinese with English language translation).
21.1*	List of subsidiaries of ASE Inc.
23.1	Consent of T.N. Soong & Co.
23.2*	Consent of Lee and Li (included in Exhibit 5.1).
23.3*	Consent of Davis Polk & Wardwell (included in Exhibit 8.2).
24.1*	Power of Attorney.
99.1	Co-Building and Sale Agreement dated as of January 27, 2000 between ASE (Chung Li) Inc. and Hung Ching Development & Construction Co. Ltd. (in Chinese with English language summary translation).
99.2	Co-Building Agreement dated as of April 17, 2003 between ASE Inc. and Hung Ching Development & Construction Co. Ltd. (in Chinese with English language summary translation).

*	Previously filed.

Item 10.     Undertakings

(a)	The undersigned Registrant hereby undertakes that, for purposed of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to item 8 or otherwise, the registrant has been advised that, in the option of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it in that case is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on April 30, 2003.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ JASON C.S. CHANG

Jason C.S. Chang
Chairman

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed on April 30, 2003 by the following persons in the capacities indicated:

Signature	Title

/s/ JASON C.S. CHANG Jason C.S. Chang	Chairman and Director

* Richard H.P. Chang	Chief Executive Officer, President and Director (Principal Executive Officer)

* Leonard Y. Liu	Director

/s/ JOSEPH TUNG Joseph Tung	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

* Chang Yao Hung-ying	Director

* Chin Ko-Chien	Director

* David Pan	Director

*By /s/ JOSEPH TUNG Joseph Tung	Attorney-in-fact

*	Joseph Tung, by signing his name hereto, does sign this document on behalf of the persons indicated above pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

       Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Advanced Semiconductor Engineering, Inc., has signed this Registration Statement or amendment thereto in Newark, Delaware, on April 30, 2003.

PUGLISI & ASSOCIATES

By:	/s/ DONALD PUGLISI

Donald Puglisi
Managing Director

INDEX TO EXHIBITS

Exhibits	Description

1.1*	Form of Underwriting Agreement.
3.1*	Amended Articles of Incorporation of ASE Inc. (in Chinese with English language translation).
4.1*	Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt
5.1*	Opinion of Lee and Li, ROC counsel to ASE Inc., as to the validity of the common shares.
8.1*	ROC Tax Opinion of Lee and Li (included in Exhibit 5.1).
8.2*	U.S. Tax Opinion of Davis Polk & Wardwell.
10.21*	Service Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.
10.22*	Service Agreement dated as of August 1, 2002 between ASE Test Inc. and ASE (U.S.) Inc.
10.23*	Service Agreement dated as of August 1, 2002 between ASE (Korea) Inc. and ASE U.S.) Inc.
10.24*	Service Agreement dated as of August 1, 2002 between ASE (Chung-Li) Inc. and ASE (U.S.) Inc.
10.25*	Service Agreement dated as of August 1, 2002 between Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc.
10.26*	Commission Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.
10.27*	Commission Agreement dated as of August 1, 2002 between ASE Test Inc. and Gardex International Limited.
10.28*	Commission Agreement dated as of August 1, 2002 between ASE (Korea) Inc. and Gardex International Limited.
10.29*	Commission Agreement dated as of August 1, 2002 between ASE (Chung Li) Inc. and Gardex International Limited.
10.30*	Commission Agreement dated as of August 1, 2002 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.
10.46*	Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001.
10.50*	2002 Employee Stock Option Plan (in Chinese with English language translation).
21.1*	List of subsidiaries of ASE Inc.
23.1	Consent of T.N. Soong & Co.
23.2*	Consent of Lee and Li (included in Exhibit 5.1).
23.3*	Consent of Davis Polk & Wardwell (included in Exhibit 8.2).
24.1*	Power of Attorney.
99.1	Co-Building and Sale Agreement dated as of January 27, 2000 between ASE (Chung Li) Inc. and Hung Ching Development & Construction Co. Ltd. (in Chinese with English language summary translation).
99.2	Co-Building Agreement dated as of April 17, 2003 between ASE Inc. and Hung Ching Development & Construction Co. Ltd. (in Chinese with English language summary translation).

*	Previously filed.